As filed with the Securities and Exchange Commission on October 11, 2007
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

International Fight League, Inc.
(Exact name of Registrant as specified in its charter)

Delaware	7900	04-2893483
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

424 West 33rd Street, Suite 650
New York, New York 10001
212.356.4000
(Address, including zip code, and telephone number,
including area code, of Registrant’s principal executive offices)

Gareb Shamus
International Fight League, Inc.
424 West 33rd Street, Suite 650
New York, New York 10001
212.356.4000
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Steven E. Siesser
Lowenstein Sandler PC
1251 Avenue of the Americas
New York, New York 10020
973.262.6700

Approximate date of commencement of proposed sale to the public:  From time to time after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

	Amount	Proposed Maximum	Proposed
Title of Each Class of	to be	Aggregate Offering	Maximum Aggregate	Amount of
Securities to be Registered	Registered	Price per Share	Offering Price	Registration Fee
Common Stock ($.01 par value)	39,306,180 shares(1)(2)	$0.51(3)	$20,046,152	$615.42

(1)	Includes 13,976,180 shares of common stock which may be issued upon the exercise of warrants issued by International Fight League, Inc and held by the selling securityholders named in this registration statement.

(2)	In accordance with Rule 416 under the Securities Act of 1933, includes an indeterminable number of additional shares which may be necessary to adjust the number of shares to prevent dilution as a result of a stock split, stock dividend or similar adjustment of the outstanding common stock of International Fight League, Inc.

(3)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, based on the average of the high and low sales prices of International Fight League, Inc. common stock on October 5, 2007, as reported by the OTC Bulletin Board.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

(SUBJECT TO COMPLETION, DATED OCTOBER 11, 2007)

PROSPECTUS

39,306,180 Shares

COMMON STOCK

This prospectus covers 39,306,180 shares of our common stock that may be offered for resale by the selling securityholders named in this prospectus and the persons to whom such selling securityholders may transfer their shares. No securities are being offered or sold by us pursuant to this prospectus. We will not receive any of the proceeds from the sale of these shares by the selling securityholders.

Shares of our common stock are quoted on the OTC Bulletin Board under the symbol “IFLI.” On October 10, 2007, the closing sales price for our common stock was $0.62 per share.

The selling securityholders may sell their shares from time to time in the over-the-counter market or otherwise, in one or more transactions at fixed prices, at prevailing market prices at the time of sale or at prices negotiated with purchasers. This prospectus includes 13,976,180 shares of common stock that may be issued upon the exercise of warrants held by the selling securityholders. The selling securityholders will be responsible for any commissions or discounts due to brokers or dealers. We will pay substantially all of the expenses of registration of the shares covered by this prospectus.

Investing in our common stock involves risk. You should carefully consider the risk factors beginning on page 7 of this prospectus before purchasing shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is          , 2007.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling securityholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock.

SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. You should read this summary together with the more detailed information, including our financial statements and related notes, elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in “Risk Factors.”

Our Company

We are the world’s first professional mixed martial arts (or “MMA”) sports league. Our business was founded in 2005 to organize, host and promote live and televised MMA sporting events and to capitalize on the growing popularity of MMA in the United States and around the world. At the core of our business are our teams, which comprise some of the world’s most highly regarded MMA athletes and coaches. Our sporting events typically showcase four teams, in two-team match-ups, with athletes competing in one-on-one matches across five weight divisions. These events create a body of television programming content that we currently distribute through an arrangement with both Fox Sports Net (“FSN”), a national sports cable network available to over 80 million households across the U.S., MyNetworkTV, Inc. (“MNTV”), a broadcast network available to over 100 million homes across the U.S., and internationally through our arrangement with Alfred Haber Distribution, Inc., an international distributor of U.S. television programming. We earn revenue from live event ticket sales, sponsorships and promotions and licensing of our intellectual property. We have held seventeen live events, the first of which took place during the second quarter of 2006, the first period in which we recognized revenues. During the year ended December 31, 2006, we recognized a net loss of $9.6 million and during the six months ended June 30, 2007, we recognized a loss of $13.8 million.

MMA is a sport that is growing in popularity around the world. In MMA matches, athletes combine a variety of fighting styles, such as boxing, judo, jiu jitsu, karate, kickboxing, muy thai, tae kwon do and/or wrestling, in each fight. Typically, MMA sporting events are promoted either as championship matches or as vehicles for well-known individual athletes. Professional MMA competition conduct is regulated primarily by rules implemented by state athletic commissions and is currently permitted in about 35 jurisdictions. To foster athlete safety and a broader acceptance of the sport, we have established our own rules of conduct, including bans on certain dangerous moves, such as elbow strikes to an opponent’s head, placing more emphasis on the sport and competition.

Our mission is to popularize our league based on the success of our teams while developing household “stars” similar to other professional sports leagues. Our uniqueness is derived from our team-based league structure, where individual exclusive athletes are members of teams that are regionally situated throughout the world. The league format enables the announcement of a full calendar of events in advance of the season, enabling fans, sponsors, and athletes to plan for a full year of events, which is a new concept for MMA. Each of our teams consists of a world recognized coach and five to eight athletes. During each team match, there are five one-on-one matches, one in each weight class (lightweight, welterweight, middleweight, light heavyweight, and heavyweight). The team with three one-on-one match victories wins the competition. The regular season is followed by post-season playoffs culminating in two teams competing for the annual IFL championship. We launched our first full season in 2007, which consisted of a six-month, nine event regular season and was being followed by a two-month, two event post-season. We held our nine 2007 regular season matches from January 19, 2007 through June 16, 2007 in Oakland, California, Houston, Texas, Atlanta, Georgia, Los Angeles, California, Moline, Illinois, Uncasville, Connecticut, Chicago, Illinois, Everett, Washington and Las Vegas, Nevada. The first round of the playoffs was held on August 2, 2007 in East Rutherford, New Jersey and the finals, which determined the league champion, were held on September 20, 2007 in Hollywood, Florida. In addition, we will be hosting our first “Grand Prix” all-star tournament, in which the four top athletes in each weight class will compete for the title belt to be awarded to the champion of each weight class. The first round is scheduled for November 3, 2007 in Chicago, Illinois and the finals is scheduled for December 29, 2007 in Uncasville, Connecticut.

Generally, athletes are signed to exclusive contracts for the entire season. These contracts typically provide a base compensation, as well as team and individual performance incentives. For most of our athletes, we retain exclusive rights to extend the 2007 regular season contract for an additional year and even if we do not extend the term, we have an exclusive first negotiation right for the 2008 season. This approach allows athletes to train on a full-time basis, which differs markedly from the event-by-event contracts that historically provided the only form of compensation for MMA athletes. Each athlete and team coach is and will be an independent contractor.

Our management believes that the league and team approach to MMA gives us a substantial competitive advantage in that our organization is not dependent on a single athlete’s success and has the ability to build the popularity of individual athletes as well as its teams and the league in general.

Our operations are centered on the following three business components:

•	Live and Televised Entertainment, which consists of live events in arenas and free distribution of IFL content on television.

•	Sponsorships and Promotions, which consists of sponsorships for live events and televised productions and related promotion opportunities.

•	Branded Merchandise, which consists of licensing and marketing of our intellectual property.

In addition, we are evaluating the profitability of other revenue sources, such as franchise or team sales, digital rights and pay-per-view broadcasts.

Risks Affecting Us

Our business is subject to numerous risks, which are highlighted in the section entitled “Risk Factors” immediately following this prospectus summary. These risks represent challenges to the successful implementation of our strategy and the growth of our business. Some of these risks are:

•	our business represents a new business model for the MMA market and our MMA business has been operating for less than two years;

•	the markets in which we operate are highly competitive;

•	a future decline in the popularity of mixed martial arts;

•	we have experienced substantial financial losses and expect to incur net losses in the future;

•	our limited operating history makes forecasting our revenues and expenses difficult;

•	our revenues from operations are likely to be insufficient to meet our projected capital needs in the short term, therefore, we will need to raise additional capital;

•	our failure to obtain and maintain key agreements and arrangements could adversely affect our ability to distribute our television programming;

•	we may not be able to attract and retain key athletes and coaches;

•	insiders may exercise substantial control over us; and

•	if we execute definitive agreements for the currently proposed television distribution arrangement with Fox and Fox extends its agreements with us, our relationship will be exclusive as to U.S. television broadcast rights.

For further discussion of these and other risks you should consider before making an investment in our common stock, see “Risk Factors” beginning on page 7.

Corporate History

Prior to November 29, 2006, we were known as Paligent Inc., a Delaware corporation (“Paligent”). On November 29, 2006, we acquired International Fight League, Inc., a privately held Delaware corporation (“Old IFL”), pursuant to an agreement and plan of merger, dated as of August 25, 2006, as amended (the “Merger

Agreement”), by and among us, IFL Corp., a Delaware corporation and our wholly-owned subsidiary (“Merger Sub”), and Old IFL, providing for the merger of Merger Sub and Old IFL, with Old IFL being the surviving corporation and becoming our wholly-owned subsidiary (the “Merger”). Immediately following the Merger, we changed our name to International Fight League, Inc., and Old IFL changed its name to IFL Corp. and continued to operate Old IFL’s business of organizing and promoting a mixed martial arts sports league.

Immediately prior to the Merger, we completed a 1-for-20 reverse stock split of our common stock. Except as otherwise specified herein, all references herein to share amounts of our common stock reflect the reverse stock split. In addition, effective upon the closing of the Merger, all of the pre-Merger Paligent and Old IFL directors, became our directors. As part of the Merger, we also adopted the International Fight League, Inc. 2006 Equity Incentive Plan (the “2006 Equity Incentive Plan”) under which all of the options to purchase shares of common stock of Old IFL outstanding prior to the Merger were converted into options to purchase shares of common stock of IFL.

As part of the Merger, we issued 30,872,101 shares of our common stock to the former stockholders of Old IFL in exchange for all of the issued and outstanding shares of common stock of Old IFL (including shares of Old IFL preferred stock which were converted to Old IFL common stock immediately prior to the Merger). As part of the Merger, in exchange for options to purchase 1,865,000 shares of Old IFL common stock, we issued to the holders thereof options to purchase an aggregate of 1,925,376 shares of our common stock under our 2006 Equity Incentive Plan having substantially the same terms and conditions as the Old IFL options. As a result of the Merger, the former stockholders of Old IFL became holders of IFL common stock, and holders of Old IFL options became holders of options to acquire shares of IFL common stock.

Following the reverse stock split and the Merger, there were 32,496,948 shares of IFL common stock outstanding, of which the pre-Merger stockholders of Paligent owned approximately 5% and the pre-Merger stockholders of Old IFL owned approximately 95%. As a result, Old IFL has been treated as the acquiring company for accounting purposes. The Merger has been accounted for as a reverse acquisition under the purchase method of accounting for business combinations in accordance with generally accepted accounting principles in the United States of America. Reported results of operations of the combined group issued after completion of the transaction will reflect Old IFL’s operations.

Immediately after the Merger, we issued an additional 1,627,500 shares of IFL common stock to Richard J. Kurtz, Paligent’s principal stockholder before the Merger, in exchange for his contribution of $651,000 of indebtedness owing to him under a promissory note issued to him by Paligent.

Unless otherwise indicated or the context otherwise requires, the terms “Company,” “IFL,” “we,” “us,” and “our” refer to International Fight League, Inc. (formerly known as Paligent Inc.) and its subsidiaries, including IFL Corp., after giving effect to the Merger. Unless otherwise indicated or the context otherwise requires, the term “our business” refers to the mixed martial arts business of Old IFL as continued by IFL Corp. after the Merger.

Recent Developments

On August 6, 2007, we sold 25,330,000 shares of our common stock at a price of $0.50 per share to a number of institutional and individual accredited investors in a private placement, for gross proceeds of $12,665,000. As part of the transaction, we issued to the investors five-year warrants to purchase 12,665,000 shares of our common stock at an exercise price of $1.05 per shares. In connection with the private placement, we incurred various expenses which included commissions to the placement agent, legal and accounting fees, and other miscellaneous expenses, of $1 million. We also issued to the placement agent, as partial compensation for its services, a five-year warrant to purchase up to 729,900 shares of common stock at an exercise price of $1.05 per share.

On April 2, 2007, we entered into an agreement and general release (the “Agreement and Release”), pursuant to which Salvatore A. Bucci, our Chief Financial Officer, Executive Vice President and Treasurer was to resign effective at the close of business on June 30, 2007. This Agreement and Release was amended and restated as of June 19, 2007, to extend Mr. Bucci’s resignation date to September 30, 2007. Under these arrangements, Mr. Bucci continued to serve as our Chief Financial Officer, Executive Vice President and Treasurer through September 30, 2007, at which time his resignation became effective. We have not yet replaced Mr. Bucci, but are searching for a successor. In the interim, Gareb Shamus, our Chairman of the Board and Chief Executive Officer, will serve in that role.

On September 21, 2007 we entered into an employment agreement with Jay Larkin to become our President and Chief Operating Officer. The terms of Mr. Larkin’s employment agreement are described under “Management — Executive Employment Contracts.” At that time, Gareb Shamus, our Chairman of the Board and Chief Executive Officer, relinquished his former title of President.

Corporate Information

Our principal executive offices are located at 424 West 33rd Street, Suite 650, New York, New York 10001, and our telephone number is (212) 356-4000. Our website address is www.ifl.tv. The information on, or that can be accessed through, our website is not part of this prospectus.

“International Fight League,” “IFL,” “Bulldogs,” “Condors,” “Red Bears,” “The Scorpions,” “The Razorclaws,” “Toronto Dragons,” “The Tigersharks,” “The Pitbulls,” “The Silverbacks,” “The Wolfpack,” “The Sabres” and “The Anacondas” are trademarks of IFL. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder.

THE OFFERING

Common stock offered by the selling securityholders	39,306,180 shares*

Use of proceeds	All net proceeds from the sale of the shares of common stock offered under this prospectus by the selling securityholders will go to the stockholder who offers and sells them. We will not receive any of the proceeds from the offering of the shares by the selling securityholders. See “Use of Proceeds.”

OTC Bulletin Board symbol	“IFLI”

Risk Factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to consider carefully before deciding to purchase any shares of our common stock.

*	Includes 13,976,180 shares of common stock that may be issued upon the exercise of warrants held by selling securityholders.

SUMMARY FINANCIAL DATA

You should read the data set forth below in conjunction with our consolidated financial statements and related notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operation,” and other financial information appearing elsewhere in this prospectus.

We derived the consolidated statements of operations data for the period from March 29, 2005 (date of inception) to December 31, 2005 and the consolidated balance sheet data as of December 31, 2005 from the audited consolidated financial statements of International Fight League, LLC, the predecessor to Old IFL, which were prepared in accordance with generally accepted accounting principles, included elsewhere in this prospectus.

We derived the consolidated statements of operations data for the year ended December 31, 2006 and the balance sheet data as of December 31, 2006 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the consolidated statements of operations data for the six months ended June 30, 2007 and the consolidated balance sheet data as of June 30, 2007 from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in any future period.

			International Fight
	International Fight	International Fight	League, LLC
	League, Inc.	League, Inc.	March 29, 2005
	for the Six Months	for the Year Ended	(Date of Inception) to
	Ended June 30, 2007	December 31, 2006	December 31, 2005
	(Unaudited)

Consolidated Statements of Operations Data:
Revenues
Live and televised events
Advertising — sponsorships	$141,224	$274,080	$—
Live events — box office receipts	1,405,563	671,665	—
Television rights	2,632,500	1,375,000	—
Branded merchandise	54,302	44,315	—

Total revenues	4,233,589	2,365,060	—

Cost of revenues
Advertising — sponsorships	55,308	165,180	—
Live events costs	12,001,730	6,287,196	—
Distribution fees	1,750,556	1,375,000	—
Branded merchandise	24,425	21,390	—

Total cost of revenues	13,832,019	7,848,766	—

Selling, general and administrative expenses	4,442,946	3,858,790	(43,003)

Stock-based compensation expense	29,677	48,410	—

Operating loss	(14,071,053)	(9,390,906)	(43,003)

Other income (expenses):
Dividend expense	—	(153,404)	—
Interest expense	(2,094)	(90,647)	—
Interest income	234,139	31,557	—

Other income (expenses), net	232,045	(212,494)	—

Net loss	$(13,839,008)	$(9,603,400)	$(43,003)

Net loss per common share — basic and diluted:	$(0.26)	$(0.49)	$—

Weighted average common shares outstanding:
Basic and diluted	53,522,018	19,691,088	—

	International Fight	International Fight	International Fight
	League, Inc.	League, Inc.	League, LLC
	as of	as of	as of
	June 30, 2007	December 31, 2006	December 31, 2005
	(Unaudited)

Consolidated Balance Sheet Data:
Cash and Cash Equivalents	$2,526,465	$16,623,159	$1,136,960
Total Assets	$3,478,369	$17,427,637	$1,147,227
Investor Advances	$—	$—	$1,175,000

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. Our business, prospects, financial condition or operating results could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks and you may lose all or part of your investment. In assessing the risks described below, you should also refer to the other information contained in this prospectus, including our financial statements and the related notes, before deciding to purchase any shares of our common stock.

Risks Related To Our Business

Our business is difficult to evaluate because it represents a new business model for the MMA market and we have been operating for less than two years. The MMA market may not develop as we anticipate, and we may not successfully execute our business strategy.

Our league-based MMA business model focusing on team, rather than individual competition, is unique to the MMA industry and may not prove to be successful. We have a limited operating history upon which you can evaluate our business. Although we were organized in 2005, we did not begin revenue generating operations until 2006. The MMA industry is also rapidly growing and evolving and may not develop in a way that is advantageous for our business model. You must consider the challenges, risks and difficulties frequently encountered by early stage companies using new and unproven business models in new and rapidly evolving markets. Some of these challenges relate to our ability to:

•	increase our brand name recognition;

•	expand our popularity and fan base;

•	successfully produce live events;

•	manage existing relationships with broadcast television outlets and create new relationships domestically and internationally;

•	manage licensing and branding activities; and

•	create new outlets for our content and new marketing opportunities.

Our business strategy may not successfully address these and the other challenges, risks and uncertainties that we face, which could adversely affect our overall success and delay or prevent us from achieving profitability.

We have experienced losses and expect to incur substantial net losses in the future. If we do not achieve profitability, our financial condition and stock price could suffer.

Since the inception of our business in 2005, we have incurred significant losses and only began generating revenue during the second quarter of 2006. Through June 30, 2007, we have generated net losses of $23.5 million.

Our ability to become profitable depends on our ability to generate and sustain substantially higher revenue while maintaining reasonable expense levels. In particular, although we intend to increase significantly our spending on marketing and promotional activities, these efforts may not be effective in growing our brand or increasing our fan base. If we do not achieve profitability, we may not be able to continue our operations.

Our limited operating history makes forecasting our revenues and expenses difficult, and we may be unable to adjust our spending in a timely manner to compensate for unexpected revenue shortfalls.

As a result of our limited operating history, it is difficult to accurately forecast our future revenues. Current and future expense levels are based on our operating plans and estimates of future revenues. Revenues and operating results are difficult to forecast because they generally depend on our ability to promote events and the growth in popularity of the IFL franchise. As a result, we may be unable to adjust our spending in a timely manner to compensate for any unexpected revenue shortfall, which would result in further substantial losses. We may also be unable to expand our operations in a timely manner to adequately meet demand to the extent it exceeds expectations.

Our revenues from operations are likely to be insufficient to meet our projected capital needs in the short term, therefore, we will need to raise additional funds, which may not be available to us on favorable terms, if at all, thereby potentially disrupting the growth of our business and our ability to generate revenues.

Prior to June 30, 2006, Old IFL raised $2.5 million from the issuance of preferred stock, which was converted to our common stock at the time of the Merger. From August to December 2006, we and Old IFL had received loans in the aggregate principal amount of approximately $4.9 million from Richard Kurtz, one of our significant stockholders and a former director, to fund our MMA operations. We received $22.2 million in net proceeds from the December 2006 sale of our common stock in a private sale and $11.7 in net proceeds from our August 2007 private sale of our common stock to the selling securityholders. We used approximately $5.2 million of the proceeds from the December 2006 sale to repay our outstanding indebtedness to Mr. Kurtz and approximately $200,000 for obligations assumed from Paligent at the time of the Merger.

We expect that our revenues from operations will be insufficient to meet our projected capital needs, unless we are able to increase our revenues through other sources, such as team or franchise sales, exploitation of our digital rights and promoting pay-per view events. Unless we can successfully increase our revenues through these other sources (in excess of the costs we incur to generate these revenues), we will likely be required to raise additional capital through equity or debt financings by the end of the second quarter of 2008. Such capital may not be available, or, if it is available, may not be available on terms that are acceptable to us. A future financing may be substantially dilutive to our existing stockholders and could result in significant financial and operating covenants that would negatively impact our business. If we are unable to raise sufficient additional capital on acceptable terms, we will likely have a cash shortage which would disrupt our planned growth and would have a material adverse effect on our financial condition or business prospects.

Our MMA content is being televised in the United States under a letter of intent with FSN and MNTV, which could be terminated at any time. If we do enter into a definitive agreement, FSN and MNTV will require exclusive rights to telecast our MMA content in the U.S.

We are currently televising our MMA content in the U.S. pursuant to a letter of intent with Fox Cable Networks, Inc. (“Fox”) and MNTV (Fox, together with MNTV, the “Fox Entities”). The letter of intent obligated both parties to negotiate definitive agreements in good faith and restricted us from discussing a television distribution arrangement with other parties. These obligations expired on May 31, 2007, and have not been renewed. However, we continue to produce shows for telecasting by FSN and MNTV, FSN and MNTV are continuing to broadcast our shows and have indicated they plan to continue to telecast them in the future, and MNTV has been paying us telecasting fees in accordance with the letter of intent. However, either the Fox Entities or we can terminate this arrangement at anytime. Accordingly, we cannot be certain the FSN or MNTV will continue to air our shows.

In addition, under the terms of the letter of intent, FSN and MNTV have, and we expect will require in any definitive documents we execute, the exclusive right to telecast our MMA content for regular season, playoff and championship events in the U.S., its territories and military bases. Given our arrangements with FSN and MNTV, we are prohibited from acquiring any additional third-party television coverage in the U.S. and its territories for our regular season, playoff and championship events. If MNTV decides to discontinue broadcasting our programming, we will have only a limited commitment from FSN to broadcast our league programming. In addition, under the current letter of intent, FSN will require in any definitive documents the unilateral option to extend the proposed three-year distribution agreement for two additional three-year terms. If we do execute definitive agreements with FSN and MNTV, and FSN exercises each of these options and the MNTV contract is terminated or not renewed, we may be unable to obtain other television coverage in the United States for our league regular season and playoff events.

No assurance can be given that we will be able to negotiate a definitive television rights agreement for our MMA content with the Fox Entities or with any other broadcaster or that such agreement will be favorable to us. Our revenues are dependent, indirectly, on the distribution of our free televised programming. Accordingly, any failure to maintain or renew arrangements with the Fox Entities or enter into agreements with other distributors, or a decision by the Fox Entities or these distributors to discontinue telecasting our programming, could adversely affect our operating results.

We depend on certain key executive personnel for our success, the loss of whom could adversely affect our business, financial condition and results of operations.

Our success depends on the continued availability and contributions of members of our senior management and other key personnel. The loss of the services of any of our executive officer or any of a number of other key personnel could delay or reduce our efforts to increase the popularity of our MMA league. Furthermore, recruiting and retaining qualified personnel to assist with these efforts will be critical to our success. The loss of members of our management team or our inability to attract or retain other qualified personnel or advisors, could significantly weaken our management team, harm our ability to compete effectively, harm our long-term business prospects, disrupt our relationships with advertisers and have a corresponding negative effect on our financial results, marketing and other objectives and impair our ability to develop our MMA league. Messrs. Shamus and Otto do have substantial equity ownership in us, and some of our executive officers are currently subject to written employment agreements. However, these ownership interests and agreements do not prevent them from leaving IFL to go to a competing business, and we do not maintain key man life insurance on any of these individuals.

Our failure to continue to develop creative and entertaining programs and events would likely lead to a decline in the popularity of our brand of entertainment.

The creation, marketing and distribution of our live and televised entertainment, including our proposed future pay-per-view events, are at the core of our business and are critical to our ability to generate revenues across our media platforms and product outlets. Our failure to continue to create popular live events and televised programming would likely lead to a decline in our television ratings and attendance at our live events, which would likely harm our operating results.

Our insurance may not be adequate to cover liabilities resulting from accidents or injuries that occur during our physically demanding events.

We hold numerous live events each year. This schedule exposes our athletes and coaches who are involved in the production of those events to the risk of travel and event-related accidents, the consequences of which may not be fully covered by insurance. The physical nature of our events exposes athletes and coaches to the risk of serious injury or death. Although we provide the necessary and required health, disability and life insurance for our athletes and coaches on an event-by-event basis, this coverage may not be sufficient to cover all injuries they may sustain. Liability extending to us resulting from any death or serious injury sustained by one of our athletes or coaches during an event, to the extent not covered by our insurance, could adversely affect our operating results.

We face a variety of risks as we expand into new and complementary businesses.

We are a new company and are rapidly expanding our businesses. Risks of expansion may include:

•	potential diversion of management’s attention and other resources, including available cash;

•	unanticipated liabilities or contingencies;

•	reduced earnings due to increased depreciation and other costs;

•	failure to retain and recruit MMA athletes;

•	failure to maintain agreements for distribution;

•	inability to protect intellectual property rights;

•	competition from other companies with experience in such businesses; and

•	and possible additional regulatory requirements and compliance costs.

If we fail to maintain effective internal control over financial reporting, we may be subject to litigation and/or costly remediation and the price of our common stock may be adversely affected.

As a private company, Old IFL previously had not been obligated to report on its disclosure controls and procedures or its internal control over financial reporting. As a growth stage company, we are in the early stages of implementing formal procedures intended to satisfy the requirements of Section 404 and other related provisions of the Sarbanes-Oxley Act of 2002. However, we will have to fully comply with these requirements for the current 2007 fiscal year.

Failure to establish the required controls or procedures, or any failure of those controls or procedures once established, could adversely impact our public disclosures regarding our business, financial condition or results of operations. Upon review of the required internal control over financial reporting and disclosure controls and procedures, our management and/or our auditors may identify material weaknesses and/or significant deficiencies that need to be addressed. Any actual or perceived weaknesses or conditions that need to be addressed in our internal control over financial reporting, disclosure of management’s assessment of its internal control over financial reporting or disclosure of our public accounting firm’s attestation to or report on management’s assessment of our internal control over financial reporting could adversely impact the price of our common stock and may lead to claims against us.

Compliance with changing corporate governance and public disclosure regulation will likely result in additional expenses and increased liability exposure for us, our directors and our executive officers.

Rules adopted by the United States Securities and Exchange Commission (the “SEC”) pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 require annual assessment of our internal control over financial reporting, and attestation of our assessment by our independent registered public accountants. The assessment requirement first will apply to our annual report for fiscal 2007. The standards for management’s assessment of the internal control over financial reporting as effective are new and complex, and require significant documentation, testing and possible remediation to meet the detailed standards. We may encounter problems or delays in completing activities necessary to make an assessment of our internal control over financial reporting. In addition, we may encounter problems or delays in completing the implementation of any requested improvements and receiving an attestation of our assessment by our independent registered public accountants. If we cannot assess our internal control over financial reporting as effective, or our independent registered public accountants are unable to provide an unqualified attestation report on such assessment, investor confidence in us and the value of our common stock may be negatively impacted. Further, many companies have reported that compliance with these standards requires a disproportionate expenditure of funds.

In addition, the SEC recently announced a significant number of changes to the laws, regulations and standards relating to corporate governance and public disclosure. Our management team will need to invest significant time and financial resources to comply with both existing and evolving standards for public companies, which will lead to increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In addition, because public company directors and officers face increased liabilities, the individuals serving in these positions may be less willing to remain as directors or executive officers for the long-term, and we may experience difficulty in attracting qualified replacement directors and officers. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, we may need to expend a significantly larger amount than we previously spent on recruiting, compensating and insuring new directors and officers.

Risks Related To Our Industry

The failure to retain or continue to recruit key athletes and coaches could negatively impact the growth of IFL’s popularity.

Our success depends, in large part, upon our ability to recruit and retain athletes and coaches who are well known in the MMA world and who can perform at a high level in our live events and televised programming. There is no assurance that we will be able to continue to identify and retain these athletes and coaches in the future. Additionally, there is no assurance that we will be able to retain our current athletes and coaches after their contracts expire. Our failure to attract and retain key athletes, or a serious or untimely injury to, or the death of, or unexpected or premature loss or retirement for any reason of any of our key athletes, could lead to a decline in the popularity of our brand of mixed martial arts, which could adversely affect our operating results.

The markets in which we operate are highly competitive, rapidly changing and increasingly fragmented, and we may not be able to compete effectively, especially against competitors with greater financial resources or marketplace presence.

For our live and television audiences, we face competition from professional and college sports, as well as from other forms of live and televised entertainment and other leisure activities in a rapidly changing and increasingly fragmented marketplace. Many of the companies with which we compete have greater financial resources than are currently available to us. Our failure to compete effectively could result in a significant loss of viewers, venues, distribution channels or athletes and fewer advertising dollars spent on our form of sporting events, any of which could adversely affect our operating results.

A decline in the popularity of mixed martial arts, including changes in the social and political climate, could adversely affect our business.

Our operations are affected by consumer tastes and entertainment trends, which are unpredictable and subject to change and may be affected by changes in the social and political climate. We believe that mixed martial arts is growing in popularity in the United States and around the world, but a change in our fans’ tastes or a material change in the perceptions of our advertisers, distributors and licensees, whether due to the social or political climate or otherwise, could adversely affect our operating results.

Changes in the regulatory atmosphere and related private-sector initiatives could adversely affect our business.

Although the production and distribution of television programming by independent producers is not directly regulated by the federal or state governments in the United States, the marketplace for television programming in the United States is affected significantly by government regulations applicable to, as well as social and political influences on, television stations, television networks and cable and satellite television systems and channels. We voluntarily designate the suitability of each of our television programs for audiences using standard industry practices. A number of governmental and private sector initiatives relating to the content of media programming in recent years have been announced in response to recent events unrelated to us or mixed martial arts. Changes in governmental policy and private sector perceptions could further restrict our program content and adversely affect our viewership levels and operating results, as well as the willingness of broadcasters to distribute our programming.

Because we depend upon our intellectual property rights, our inability to protect those rights or prevent their infringement by others could adversely affect our business.

Intellectual property is material to all aspects of our operations, and we may expend substantial cost and effort in an attempt to maintain and protect our intellectual property. We have a portfolio of registered trademarks and service marks and maintain a catalog of copyrighted works, including copyrights to television programming and photographs. Our inability to protect our portfolio of trademarks, service marks, copyrighted material, trade names and other intellectual property rights from piracy, counterfeiting or other unauthorized use could negatively affect our business.

We may be prohibited from promoting and conducting our live events if we do not comply with applicable regulations.

In various states in the United States and some foreign jurisdictions, athletic commissions and other applicable regulatory agencies require us to obtain licenses for promoters, medical clearances and/or other permits or licenses for athletes and/or permits for events in order for us to promote and conduct our live events. If we fail to comply with the regulations of a particular jurisdiction, we may be prohibited from promoting and conducting live events in that jurisdiction. The inability to present live events over an extended period of time or in a number of jurisdictions could lead to a decline in the various revenue streams generated from our live events, which could adversely affect our operating results.

A decline in general economic conditions could adversely affect our business.

Our operations are affected by general economic conditions, which generally may affect consumers’ disposable income, the level of advertising spending and sponsorships. The demand for entertainment and leisure activities tends to be highly sensitive to the level of consumers’ disposable income. A decline in general economic conditions could reduce the level of discretionary income that our fans and potential fans have to spend on our live and televised entertainment and consumer products, which could adversely affect our revenues.

Risks Related To Our Common Stock

Insiders have substantial control over us, and they could delay or prevent a change in our corporate control even if our other stockholders wanted it to occur.

As of October 8, 2007, our executive officers, directors, and principal stockholders who hold 5% or more of our outstanding common stock beneficially owned, in the aggregate, approximately 72% of our outstanding common stock. These stockholders are able to exercise significant control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This could delay or prevent an outside party from acquiring or merging with us even if our other stockholders wanted it to occur.

We cannot assure you that a market will develop for our common stock or what the market price of our common stock will be.

Prior to the merger and our acquisition of Old IFL’s business, there was a limited trading market for our common stock and there was no public trading market for Old IFL’s common stock. Upon the effectiveness on May 29, 2007 of a registration statement for 19,376,000 shares of our common stock sold in a December 2006 private placement, a more active trading market developed for our common stock. However, since that time, the price of our common stock has decreased significantly. No assurance can be given that an active market for our common stock will be sustained, or that you will be able to sell your shares of common stock at an attractive price or at all. We cannot predict the prices at which our common stock will trade. It is possible that, in future quarters, our operating results may be below the expectations of securities analysts or investors. As a result of these and other factors, the price of our common stock may decline, possibly materially.

If we raise additional capital through the issuance of equity securities, or securities exercisable for or convertible into our equity securities, our stockholders could experience substantial dilution.

If we raise additional capital by issuing equity securities or convertible debt securities, our existing stockholders may incur substantial dilution. Further, any shares so issued may have rights, preferences and privileges superior to the rights, preferences and privileges of our outstanding common stock.

The market price of our common stock may be volatile.

The market price of our common stock has been and will likely continue to be highly volatile, as is the stock market in general, and the market for OTC Bulletin Board quoted stocks in particular. Some of the factors that may materially affect the market price of our common stock are beyond our control, such as changes in financial estimates by industry and securities analysts, conditions or trends in the MMA and entertainment industries, announcements made by our competitors or sales of our common stock. These factors may materially adversely affect the market price of our common stock, regardless of our performance.

In addition, the public stock markets have experienced extreme price and trading volume volatility. This volatility has significantly affected the market prices of securities of many companies for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of our common stock.

Future sales of our common stock may depress our stock price.

Sales of a substantial number of shares of our common stock, including the shares offered pursuant to this prospectus, in the public market could cause a decrease in the market price of our common stock. On October 8, 2007 had 79,058,509 shares of common stock outstanding, and options and warrants to purchase 2,636,086 and 14,611,180, respectively, shares of our common stock outstanding. We may also issue additional shares of stock and securities convertible into or exercisable for stock in connection with our business. If a significant portion of these shares were sold in the public market, the market value of our common stock could be adversely affected.

If you are not an institutional investor, you may purchase our securities in this offering only if you reside within certain states and may engage in resale transactions only in those states and a limited number of other jurisdictions.

If you are not an “institutional investor,” you will need to be a resident of certain jurisdictions to purchase our securities in this offering. The definition of an “institutional investor” varies from state to state but generally includes financial institutions, broker-dealers, banks, insurance companies and other qualified entities. In order to prevent resale transactions in violation of states’ securities laws, you may engage in resale transactions only in the states and in other jurisdictions in which an applicable exemption is available or a registration application has been filed and accepted. This restriction on resale may limit your ability to resell the securities purchased in this offering and may impact the price of our shares.

We are planning to seek a listing in a securities manual. Publication of certain information with respect to IFL in a securities manual is significant because it will allow you, in certain circumstances, to sell any shares of common stock that you purchase in this offering pursuant to a commonly used selling stockholder exemption to state securities registration known as the “manual exemption.” The manual exemption permits a security to be distributed in a particular state without being registered if the issuer of that security has a listing for that security in a securities manual recognized by the state. Furthermore, the manual exemption is a non-issuer exemption restricted to secondary trading transactions. Most of the accepted manuals are those published by Standard and Poor’s, Mergent Investor Relation Services, Fitch’s Investment Service, and Best’s Insurance Reports, and many states expressly recognize these manuals, although some states impose additional requirements. A smaller number of states declare that they “recognize securities manuals” but do not specify the recognized manuals. Other states do not have any provisions and therefore do not expressly recognize the manual exemption. If you are not an institutional investor, you generally will not be permitted to purchase shares in this offering unless there is an available exemption (including the manual exemption) or we register the shares covered by this prospectus in such states. You will be permitted to purchase shares in this offering in New York as we have taken the steps required by the state to allow for the secondary trading of securities under this registration statement.

Because we are seeking a limited offering qualification in California, sales of our Common Stock will be limited in California.

We are seeking a limited offering qualification of our common stock in California. If the offering is approved in California on the basis of such limited offering qualification, offers/sales by the selling securityholders can only be made to proposed California purchasers based on their meeting certain suitability standards. The California Department of Corporations refers to and has specified this standard as a “super suitability” standard of not less than:

•	$250,000 liquid net worth, exclusive of home, home furnishings and automobile, plus $65,000 gross annual income,

•	$500,000 liquid net worth,

•	$1,000,000 net worth (inclusive), or

•	$200,000 gross annual income.

If the offering is approved in California on the basis of a limited offering qualification, we will not have to demonstrate compliance with some of the merit regulations of the California Department of Corporations as found in Title 10, California Code of Regulations, Rule 260.140 et seq. In addition, the exemptions for secondary trading in California available under California Corporations Code Section 25104(h) will be withheld, although there may be other exemptions to cover private sales in California of a bona fide owner for his own account without advertising and without being effected by or through a broker dealer in a public offering.

Provisions in our certificate of incorporation and bylaws and under Delaware law may discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Our certificate of incorporation and bylaws contain provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change of control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions:

•	authorize the issuance of “blank check” preferred stock that our board of directors could issue to increase the number of outstanding shares to discourage a takeover attempt;

•	provide that only the President, Chairman of the Board or the board of directors may call a special meeting of our stockholders and the only business to be conducted at any special meeting of stockholders shall be matters relating to the purposes stated in the applicable notice of meeting;

•	provide that the board of directors is expressly authorized to make, alter or repeal our bylaws;

•	provide that advance notice procedures set forth in our bylaws must be followed for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders.

In addition, Section 203 of the Delaware General Corporation Law provides that, subject to certain exceptions, an “interested stockholder” of a Delaware corporation shall not engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the date that such stockholder becomes an interested stockholder unless:

•	prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder,

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares), or

•	on or subsequent to such date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

With some exceptions, an interested stockholder includes any person and affiliates that own 15% or more of our outstanding voting stock.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an interested stockholder to effect various business combinations with us for a three-year period. We have not elected to be exempt from the restrictions imposed under Section 203. The provisions of Section 203 may encourage persons interested in acquiring us to negotiate in advance with our board of directors, since the stockholder approval requirement would be avoided if a majority of our directors then in office approves either the business combination or the transaction which results in any such person becoming an interested shareholder. These provisions also may have the effect of preventing changes in our management. These provisions could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus includes forward-looking statements. All statements contained in this prospectus other than statements of historical facts, including statements regarding our future results of operations and financial position, our business strategy and plans and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “might,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “could,” “can,” “plans,” “possible,” “potential,” “predicts,” “targets,” “objectives,” “goals,” “seeks,” “should,” “will,” “would” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors.” In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of these forward-looking statements after the date of this prospectus to conform these statements to actual results or revised expectations.

USE OF PROCEEDS

All net proceeds from the sale of the shares of common stock offered under this prospectus by the selling securityholders will go to the holder who offers and sells them. We will not receive any of the proceeds from the offering of the shares by the selling securityholders. We will receive the proceeds from the exercise of any warrants, unless the holder elects a cashless exercise, in which case the selling securityholder would receive less than all of the shares for which the securityholder is exercising the warrant. If all of the selling securityholders exercise all of the warrants and none of them elect the cashless exercise option, we would receive $14,389,800 in proceeds. However, the selling securityholders are not obligated to exercise the warrants, or may exercise using a cashless exercise, so we may receive less than $14,389,800 of proceeds, or may receive no proceeds. Any proceeds we receive would be used for working capital and general corporate purposes.

MARKET PRICE OF AND DIVIDENDS ON COMMON EQUITY AND
RELATED STOCKHOLDER MATTERS

Our shares of common stock, par value $0.01 per share, are quoted on the OTC Bulletin Board under the symbol “IFLI.” Prior to November 29, 2006, our common stock was quoted on the OTC Bulletin Board under the symbol “PGNT.” The following table sets forth the range of high and low closing sale prices for the common stock as reported by the OTC Bulletin Board for the periods indicated below.

	High	Low

2007
Fourth Quarter (through October 10, 2007)	$0.62	$0.50
Third Quarter	$1.02	$0.445
Second Quarter	$8.60	$0.96
First Quarter	$16.50	$8.95
2006
Fourth Quarter	$14.45	$2.40
Third Quarter	$3.40	$1.30
Second Quarter	$2.10	$0.30
First Quarter	$1.80	$0.01
2005
Fourth Quarter	$1.60	$0.40
Third Quarter	$1.60	$1.00
Second Quarter	$3.40	$1.20
First Quarter	$5.40	$2.20

The closing sale prices in the table above reflect inter-dealer prices, without retail mark-up or commissions and may not represent actual transactions.

Immediately prior to the Merger on November 29, 2006, we effected a 1-for-20 reverse stock split, whereby every 20 shares of common stock then outstanding were combined and reduced into one share of common stock. The closing sale prices in the table above reflect the reverse stock split. The reverse stock split did not affect the authorized number of shares of common stock or the number of our stockholders of record since each fractional share resulting from the reverse stock split was rounded up to the nearest whole share.

As of October 8, 2007 we had approximately 1,510 holders of record of our common stock. The last sale price of our common stock as reported by the OTC Bulletin Board on October 10, 2007 was $0.62 per share.

Dividend Policy

We have never declared or paid dividends on our common stock. We intend to retain earnings, if any, to support the development of our business and therefore do not anticipate paying cash dividends for the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including current financial condition, operating results and current and anticipated cash needs.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information as of December 31, 2006 with respect to our equity compensation plans, for which our common stock is authorized for issuance. The data in the table below reflects the 1-for-20 reverse common stock split we effected immediately prior to the Merger on November 29, 2006.

Number of Securities
	to be Issued Upon		Weighted Average
	Exercise of		Exercise Price of		Number of Securities
	Outstanding Options,		Outstanding Options,		Remaining Available
	Warrants and Rights		Warrants and Rights		for Future Issuance

Equity compensation plans approved by security holders	2,168,664	(1)	$4.70	(1)	3,095,271	(2)
Equity compensation plans not approved by security holders	—		—		—

Total	2,168,664	(1)	$4.70	(1)	3,095,271	(2)

(1)	Includes 1,904,729 shares subject to options outstanding under our 2006 Equity Incentive Plan having a weighted average exercise price of $.16 per share, which options were issued in the Merger upon our assumption of all of the outstanding options of Old IFL, and 263,935 shares subject to options outstanding under our 1998 Equity Incentive Plan having a weighted average exercise price of $37.44 per share.

(2)	Includes 3,095,271 shares that remain available for issuance under our 2006 Equity Incentive Plan.

SELECTED FINANCIAL DATA

You should read the data set forth below in conjunction with our consolidated financial statements and related notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operation,” and other financial information appearing elsewhere in this prospectus.

We derived the consolidated statements of operations data for the period from March 29, 2005 (date of inception) to December 31, 2005 and the consolidated balance sheet data as of December 31, 2005 from the audited consolidated financial statements of International Fight League, LLC, the predecessor to Old IFL, which were prepared in accordance with generally accepted accounting principles, included elsewhere in this prospectus.

We derived the consolidated statements of operations data for the year ended December 31, 2006 and the consolidated balance sheet data as of December 31, 2006 from our audited consolidated the financial statements included elsewhere in this prospectus. We derived the consolidated statements of operations data for the six months ended June 30, 2007 and the consolidated balance sheet data as of June 30, 2007 from our unaudited condensed financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in any future period.

	International Fight	International Fight	International Fight
	League, Inc.	League, Inc.	League, LLC
	for the Six Months	for the Year	March 29, 2005
	Ended	Ended	(Date of Inception) to
	June 30, 2007	December 31, 2006	December 31, 2005
	(Unaudited)

Consolidated Statements of Operations Data:
Revenues
Live and televised events
Advertising — sponsorship	$141,224	$274,080	$—
Live events — box office receipts	1,405,563	671,665	—
Television rights	2,632,500	1,375,000	—
Branded merchandise	54,302	44,315	—

Total revenues	4,233,589	2,365,060	—

Cost of revenues
Advertising — sponsorships	55,308	165,180	—
Live events costs	12,001,730	6,287,196	—
Distribution fees	1,750,556	1,375,000	—
Branded merchandise	24,425	21,390	—

Total cost of revenues	13,832,019	7,848,766	—

Selling, general and administrative expenses	4,442,946	3,858,790	(43,003)
Stock-based compensation expense	29,677	48,410	—

Operating loss	(14,071,053)	(9,390,906)	(43,003)

Other income (expenses):
Dividend expense	—	(153,404)	—
Interest expense	(2,094)	(90,647)	—
Interest income	234,139	31,557	—

Other income (expenses), net	232,045	(212,494)	—

Net loss	$(13,839,008)	$(9,603,400)	$(43,003)

Net loss per common share — basic and diluted:	$(0.26)	$(0.49)	$—

Weighted average common shares outstanding:
Basic and diluted	53,522,018	19,691,088	—

	International Fight	International Fight	International Fight
	League, Inc.	League, Inc.	League, LLC
	as of	as of	as of
	June 30, 2007	December 31, 2006	December 31, 2005
	(Unaudited)

Consolidated Balance Sheet Data:
Cash and Cash Equivalents	$2,526,465	$16,623,159	$1,136,960
Total Assets	$3,478,369	$17,427,637	$1,147,227
Investor Advances	$—	$—	$1,175,000

ABOUT THE OFFERING

On August 6, 2007, we sold 25,330,000 shares of our common stock at a price of $0.50 per share to a number of institutional and individual accredited investors in a private placement, for gross proceeds of $12,665,000. As part of the transaction, we issued to the investors five year warrants to purchase 12,665,000 shares of our common stock at an exercise price of $1.05 per shares. In connection with the private placement, we incurred various expenses which included commissions to the placement agent, legal and accounting fees, and other miscellaneous expenses, of $1 million. We also issued to the placement agent, as partial compensation for its services, a five year warrant to purchase up to 729,900 shares of common stock at an exercise price of $1.05 per share.

In connection with this private placement of our common stock, we and the investors entered into a registration rights agreement, dated as of August 6, 2007, whereby we agreed to file this registration statement to register the resale of the common stock, within 60 days of the closing date and to use reasonable best efforts to cause the registration statement to be declared effective within 90 days, or 120 days upon review by the SEC.

SELLING SECURITYHOLDERS

For additional information regarding the issuance of the common stock offered by the selling securityholders, see “About the Offering” above. We are registering the shares of common stock in order to permit the selling securityholders to offer the shares for resale from time to time. The selling securityholders have not had any material relationship with us within the past three years other than (1) the ownership of their common stock, and (2) Piper Jaffray & Co., which has been an advisor to us and was the placement agent for the private placements we completed in August 2007 and December 2006.

This prospectus covers offers and sales of shares of our common stock by the selling securityholders identified below. We sold the 25,330,000 newly-issued shares for $0.50 per share, issued warrants to the purchasers in the August 2007 private placement to purchase 12,665,000 shares of our common stock and issued to the placement agent a warrant to purchase up to 729,900 shares of common stock at an exercise price of $1.05 per share. Each selling stockholder represented to us that the selling securityholder purchased the shares and warrants for its or his own account for investment only and that the selling securityholder has no present intent of distributing the shares or warrants.

The table below lists the selling securityholders and other information regarding their beneficial ownership of shares of our common stock. The second column lists the number of shares of common stock beneficially owned by each selling stockholder, based on its ownership of the common stock, as of October 8, 2007. The third column lists the shares of common stock being offered pursuant to this prospectus by the selling securityholders, which in accordance with the terms of the registration rights agreement with the selling securityholders, includes the resale of all shares of common stock sold by us in the August 2007 private placement and the shares of common stock which the selling securityholders may purchase upon the exercise of warrants issued as part of that private placement. We are also registering all of the shares of common stock that would be issued to Piper Jaffray & Co. upon the exercise of the warrants we issued to it in connection with both the December 2006 and August 2007 private placements, and the amounts in the third column for Piper Jaffray & Co. includes these shares. The fourth column assumes that the selling securityholders sell all of the shares of common stock offered pursuant to this prospectus.

Beneficial ownership is determined in accordance with Rule 13d-3 promulgated by the Securities and Exchange Commission, and generally includes voting or investment power with respect to securities. Except as indicated in the footnotes to the table, we believe, based on information provided by each selling securityholder, that each selling securityholder possesses sole voting and investment power with respect to all of the shares of common stock owned by that selling securityholder. In computing the number of shares beneficially owned by a selling securityholder and the percentage ownership of that selling securityholder, we have included the number of shares of common stock that the selling securityholder may acquire within 60 days after the date of the table pursuant to options or warrants. All the shares subject to warrants issued to the investors in the August 2007 private placement and issued to Piper Jaffray & Co. as compensation for serving as placement agent for the December 2006 and August 2007 private placements are included in the total. Those shares, however, are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person or group.

	Number of Shares		Shares Beneficially
	Beneficially		Owned
	Owned Prior	Shares Being	After Offering(2)
Name of Selling Securityholder	to Offering(1)	Offered	Number	Percent

Apollo Capital Management Group, LP(3)	405,000	405,000	0	0
Apollo Microcap Partners, LP(3)	495,000	495,000	0	0
Atlas Master Fund, Ltd(4)	6,998,315	4,500,000	2,498,315	3.1
Joseph A Besecker	180,000	180,000	0	0
Joseph E. Besecker	90,000	90,000	0	0
EagleRock Institutional Partners L.P.(5)	4,852,000	2,052,000	2,800,000	3.5
EagleRock Master Fund L.P.(5)	2,824,000	1,224,000	1,600,000	2.0
Enable Growth Partners LP(6)	4,987,500	4,987,500	0	0
Heller Capital Investments(7)	3,000,000	3,000,000	0	0
Highbridge International LLC(8)	2,659,415	1,500,000	1,159,415	1.5
Hudson Bay Fund LP(9)	354,750	322,500	32,250	*
Hudson Bay Overseas Fund Ltd(9)	470,250	427,500	42,750	*
Richard Kurtz	5,557,713	1,500,000	4,057,713	5.1
Midsummer Investment, Ltd.(10)	6,000,000	6,000,000	0	0
NFS-FMTC IRA FBO: Ronald I. Heller(7)	1,500,000	1,500,000	0	0
Pierce Diversified Strategy Master Fund LLC(6)	262,500	262,500	0	0
Piper Jaffray & Co.	1,311,180	1,311,180	0	0
RAA Partners LP(11)	375,000	375,000	0	0
SOF Investments, L.P.(12)	5,850,000	5,850,000	0	0
Sophrosyne Technology Fund Ltd.(13)	1,960,000	1,500,000	460,000	*
Nader Tavakoli(5)	724,000	324,000	400,000	*
Whitebox Intermarket Partners, LP	1,500,000	1,500,000	0	0

*	Less than 1%.

(1)	Assumes that the selling securityholders acquire no additional shares of common stock after October 8, 2007 and before completion of this offering.

(2)	Assumes that all of the shares offered by the selling securityholders under this prospectus are sold.

(3)	Apollo MicroCap Partners L.P. is managed by Bayshore Capital Corp (also known was Walnut Street Capital Corp. in Florida), and Apollo Capital Management Group L.P. is managed by Apollo Capital Corp., as the general partner of each, respectively. Kyle Krueger, the president of Bayshore Capital Corp. and Apollo Capital Corp., respectively, effectively has the dispositive and voting authority of all the shares held by Apollo MicroCap Partners and Apollo Capital Management Group.

(4)	Dmitry Balyasny in his capacity as Partner to Balyasny Asset Management LP, the investment manager to Atlas Master Fund, Ltd., exercises voting and investment control over the securities owned by Atlas Master Fund, Ltd.

(5)	Nader Tavakoli in his capacity as manager exercises voting and investment control over the securities owned by each of EagleRock Institutional Partners, LP and EagleRock Master Fund, LP.

(6)	Enable Capital Management, LLC is the manager of Enable Growth Partners LP and Pierce Diversified Strategy Master Fund LLC, and Mitch Levine is the manager and majority owner of Enable Growth Capital and they may be deemed to beneficially own the securities owned by such accounts, in that they may be deemed to have the power to direct the voting or disposition of those securities.

(7)	Ronald Heller is the Chief Investment Officer of Heller Capital Investments and exercises voting and investment control over the securities owned by Heller Capital Investments.

(8)	Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC and has voting control and investment discretion over the securities held by Highbridge International LLC. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC and have voting control and investment discretion over the securities held by Highbridge International LLC. Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Highbridge International LLC.

(9)	Sander Gerber, John Doscas and Yoav Roth share voting and investment power over securities held by Hudson Bay Fund LP and Hudson Bay Overseas Fund Ltd. Messrs. Gerber, Doscas and Roth disclaim beneficial ownership of such securities.

(10)	Midsummer Capital, LLC, as investment advisor to Midsummer Investment Ltd., may be deemed to have dispositive power over the shares and warrants owned by Midsummer Investment Ltd. Midsummer Capital, LLC disclaims beneficial ownership of such shares and warrants. Michel Amsalen and Scott Kaufman have delegated authority from the members of Midsummer Capital, LLC with respect to the shares and warrants owned by Midsummer. Messrs. Amsalen and Kaufman disclaim beneficial ownership of such shares and warrants, and neither person has any legal right to maintain such delegated authority.

(11)	Henry Wu and Robert Afshar have dispositive and voting power over the shares and warrants held by RAA Partners LP.

(12)	MSD Capital, L.P. is the general partner of SOF Investments, L.P. and therefore may be deemed to be the indirect beneficial owner of the shares and warrants owned by SOF Investments, L.P. MSD Capital Management LLC is the general partner of MSD Capital, L.P.

(13)	Benjamin Taylor, as managing member of the general partner of Sophrosyne Technology Fund Ltd., has sole voting and sole investment power over the securities owned by Sophrosyne Technology Fund Ltd.

PLAN OF DISTRIBUTION

The selling securityholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling securityholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling securityholders may also sell shares under Rule 144 under the Securities Act of 1933, if available, rather than under this prospectus.

Broker-dealers engaged by the selling securityholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling securityholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling securityholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling securityholders may from time to time pledge or grant a security interest in some or all of the shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this prospectus, or under an amendment or supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling securityholders to include the pledgee, transferee or other successors in interest as selling securityholders under this prospectus.

Upon IFL being notified in writing by a selling stockholder that any material agreement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable, (v) if applicable, that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon IFL being notified in writing by a selling stockholder that a donee or pledgee intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities laws.

The selling securityholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling securityholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling securityholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling stockholder. Each selling stockholder has represented and warranted to us that it acquired the securities subject to this registration statement in the ordinary course of such selling stockholder’s business and, at the time of its purchase of such securities such selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.

We have advised each selling stockholder that it may not use shares registered on the registration statement of which this prospectus is part to cover short sales of common stock made prior to the date on which the registration statement shall have been declared effective by the SEC. If the selling securityholders use this prospectus for any sale of the common stock, they will be subject to the prospectus delivery requirements of the Securities Act unless an exemption from the delivery requirements is available. The selling securityholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations promulgated under these acts, including, without limitation, to the extent applicable, Regulation M, as applicable to such selling securityholders in connection with resales of their respective shares under the registration statement.

In connection with sales of the shares of common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling securityholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling securityholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

We are required to pay all fees and expenses incident to the registration of the shares, but we will not receive any proceeds from the sale of the common stock. We have agreed to indemnify the selling securityholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our historical financial statements and related notes that appear elsewhere in this prospectus.

In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, including those set forth in “Risk Factors.”

Overview

We operate, through our subsidiary, IFL Corp., the world’s first professional mixed martial arts sports league — International Fight League. Immediately prior to November 29, 2006, we were known as Paligent Inc. and were a shell company with no operating business. On November 29, 2006, pursuant to the Merger between our wholly owned subsidiary and Old IFL, we acquired the mixed martial arts sports league business of Old IFL. As a result of the Merger, Old IFL became our wholly owned subsidiary and changed its name to IFL Corp., and we changed our name from Paligent Inc. to “International Fight League, Inc.”

Immediately prior to the Merger, all of the outstanding shares of preferred stock of Old IFL were converted into shares of Old IFL common stock on a one-for-one basis, and we effected a 1-for-20 reverse stock split of our common stock, such that the number of shares of our common stock outstanding following the Merger would be approximately equal to the number of shares of our common stock outstanding immediately prior to the reverse stock split. Pursuant to the Merger, we issued 30,872,101 shares of our common stock to the stockholders of Old IFL in exchange for all of the outstanding capital stock of Old IFL. In connection with the Merger, all of the options to purchase 1,865,000 shares of common stock of Old IFL outstanding prior to the Merger were converted into options to purchase 1,925,376 shares of our common stock on the same terms and conditions applicable to such options prior to the Merger. The new options were issued under the International Fight League, Inc. 2006 Equity Incentive Plan approved by our stockholders in conjunction with their approval of the Merger.

Following the reverse stock split and the Merger, there were 32,496,948 shares of IFL common stock outstanding, of which the pre-Merger stockholders of Paligent owned approximately 5% and the pre-Merger stockholders of Old IFL owned approximately 95%. As a result, Old IFL has been treated as the acquiring company for accounting purposes. The Merger has been accounted for as a reverse acquisition under the purchase method of accounting for business combinations in accordance with generally accepted accounting principles in the United States of America. Reported results of operations of the combined group issued after completion of the transaction will reflect Old IFL’s operations.

As part of the Merger, our two then existing directors, Salvatore A. Bucci and Richard Kurtz, and Old IFL’s three then existing directors, Gareb Shamus, Kurt Otto and Michael Molnar, were elected as our directors, and Old IFL’s officers became our officers, except that upon the consummation of the Merger, Mr. Bucci, our President and Chief Executive Offer before the Merger, resigned from these positions and was appointed our Chief Financial Officer, Executive Vice President and Treasurer. Mr. Bucci resigned from the Company effective September 30, 2007. Changes to our Board of Directors and executive officers is discussed under “Management.”

In addition, immediately following the Merger, we issued 1,627,500 shares of common stock to Mr. Kurtz, Paligent’s principal stockholder before the Merger, in exchange for his contribution of $651,000 of indebtedness owing to him under a promissory note issued by Paligent.

The Old IFL business was founded in 2005 to organize, host and promote live and televised mixed martial arts sporting events and to capitalize on the growing popularity of mixed martial arts, or MMA, in the United States and around the world. Following the acquisition of Old IFL, we refocused our business efforts on developing and operating Old IFL’s mixed martial arts sports league business and have continued operating this business through IFL Corp. At the core of our business are our twelve mixed martial arts teams, which consist of some of the world’s most highly regarded mixed martial arts athletes and coaches. Our mixed martial arts sporting events typically include two match-ups of two teams, with athletes competing in one-on-one matches according to weight division. These events create a body of television programming content that we currently distribute in the United States through an arrangement with Fox Sports Net and MyNetworkTV, Inc. and internationally through an agreement with Alfred Haber Distribution, Inc. We earn revenue from television distribution, live event ticket sales, sponsorships and promotions, and licensing of our intellectual property.

Old IFL’s predecessor, International Fight League, LLC (the “LLC”), was organized on March 29, 2005 as a New Jersey limited liability company. On January 11, 2006, the LLC merged into Old IFL, whereupon the existence of the LLC ceased, and at which time the members of the LLC received an aggregate of 18,000,000 shares of Old IFL common stock, par value $0.0001 per share, in exchange for their membership interests in the LLC.

Old IFL operated as a development stage enterprise through March 31, 2006. On April 29 and June 3, 2006, Old IFL held its debut MMA sports events featuring its initial four teams. The event was broadcast in a series of three original taped telecasts in May and June 2006. We held four additional events as part of The World Team Championship, including the final event held in December 2006. We launched our first full season in 2007, which consisted of a six-month, nine event regular season and was followed by a two-month, two event post-season. We held the nine 2007 regular season matches from January 19, 2007 through June 16, 2007 in Oakland, California, Houston, Texas, Atlanta, Georgia, Los Angeles, California, Moline, Illinois, Uncasville, Connecticut, Chicago, Illinois, Everett, Washington and Las Vegas, Nevada. The first round of the playoffs were held on August 2, 2007 in East Rutherford, New Jersey and the finals, which determined the league champion, was held on September 20, 2007 in Hollywood, Florida. In addition, we will be hosting our first “Grand Prix” all-star tournament, in which the four top athletes in each weight class will compete for the title belt to be awarded to the champion of each weight class. The first round is scheduled to take place on November 3, 2007 in Chicago, Illinois and the finals are scheduled for December 29, 2007 in Uncasville, Connecticut.

As Old IFL, we raised funds primarily through stockholder loans and the issuance of preferred stock. The Merger is considered to be a capital transaction in substance rather than a business combination. The transaction is equivalent to the issuance of stock by Old IFL for the net monetary assets of Paligent, accompanied by a recapitalization. The transaction has been accounted for as a reverse acquisition of a “shell company” whereby Old IFL is the acquirer for accounting purposes and Paligent is the legal acquirer. In this transaction, no goodwill or other intangible assets have been recorded. As a result, the financial information included in this prospectus for periods prior to the Merger relates to Old IFL.

As of June 30, 2007, we had stockholders’ equity of $0.9 million and an accumulated deficit of $23.5 million. During the year ended December 31, 2006, we incurred losses and negative operating cash flows of $9.6 million and $8.2 million, respectively. These trends have continued in the first six months of 2007 during which we incurred losses and negative cash flows of $13.8 million and $14.1 million, respectively.

On December 28, 2006, we completed the sale to a number of institutional and individual accredited investors of an aggregate of 19,376,000 shares of common stock at a price of $1.25 per share, or $24,220,000 in the aggregate. In connection with the private placement, we incurred expenses which included, without limitation, commissions to the placement agent, legal and accounting fees, and other miscellaneous expenses, of approximately $2 million. We also have issued to the placement agent, as partial compensation for its services, a five year warrant to purchase up to 581,280 shares of common stock, or 3% of the number of shares sold in the private placement, at an exercise price of $1.25 per share.

On August 6, 2007, we completed the sale to a number of institutional and individual accredited investors of an aggregate of 25,330,000 shares of common stock at a price of $0.50 per share, or $12,665,000 in the aggregate, and issued five year warrants to the investors to purchase 12,665,000 shares of common stock with an exercise price of $1.05 per share. In connection with the private placement, we incurred expenses which included, without limitation, commissions to the placement agent, legal and accounting fees, and other miscellaneous expenses, of $1 million. We also have issued to the placement agent, as partial compensation for its services, a five year warrant to purchase up to 729,900 shares of common stock at an exercise price of $1.05 per share.

Unaudited Quarterly Consolidated Financial Data

The following tables set forth selected unaudited quarterly consolidated income statement data for each of the quarters ended March 31, June 30, September 30, December 31, 2006, March 31, 2007 and June 30, 2007. No information is presented for earlier quarters, as Old IFL did not commence operations until January 2006, and such earlier information is not deemed material or comparable. The consolidated financial statements for each of these quarters have been prepared on the same basis as the audited consolidated financial statements included in this prospectus and, in the opinion of management, include all adjustments necessary for the fair presentation of the consolidated results of operations for these periods. You should read this information together with our audited consolidated financial statements and the related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of the results for any future period.

	Three Months Ended
	March 31,	June 30,	September 30,	December 30,	March 31,	June 30,
	2006	2006	2006	2006	2007	2007

Revenues
Live and televised events
Advertising — sponsorships	$—	$234,080	$19,469	$19,531	$67,045	$74,178
Advertising — other	—	230	770	—	—	—
Live events — box office receipts	—	127,142	324,987	219,536	513,842	891,721
Television rights	—	375,000	125,000	875,000	960,000	1,672,500
Branded merchandise	—	1,342	17,604	25,369	19,470	34,831

Total revenues	—	737,794	487,830	1,139,436	1,560,357	2,673,230

Cost of revenues
Live and televised events
Advertising — sponsorships	—	102,280	37,200	25,700	33,034	22,274
Live events — other costs	—	1,513,422	2,114,376	2,659,398	5,598,976	6,402,754
Distribution fees	—	375,000	125,000	875,000	750,000	1,000,555
Branded merchandise	—	680	10,562	10,148	7,742	16,682

Total cost of revenues	—	1,991,382	2,287,138	3,570,246	6,389,752	7,442,265

Selling, general and administrative expenses	565,190	504,773	1,276,590	1,512,237	2,280,097	2,164,012
Stock-based compensation expense	9,582	15,546	7,738	15,544	15,208	14,469

Operating loss	(574,772)	(1,773,907)	(3,083,636)	(3,958,591)	(7,124,700)	(6,947,516)
Dividend expense	(27,450)	(45,167)	(47,580)	(33,207)	—	—
Interest expense	—	—	(14,795)	(75,852)	—	(928)
Interest income	11,523	11,248	2,900	5,886	162,492	71,644

Net loss	$(590,699)	$(1,807,826)	$(3,143,111)	$(4,061,764)	$(6,962,208)	$(6,876,800)

Results of Operations

From inception to June 30, 2007, we have incurred costs and expenses significantly in excess of revenues. As we pursue our goals and continue to build out our organization and business, we expect to increase revenues and control costs and maximize value to existing stockholders, though we expect to incur additional losses.

During 2005 and through March 31, 2006, we were a development stage company with insignificant operations. Accordingly, there are no meaningful comparative data for these periods.

Year ended December 31, 2006

During the year ended December 31, 2006, IFL incurred a net loss of $9.6 million or $0.49 per common share.

Revenues for fiscal 2006 were $2.4 million, all of which were derived from IFL’s initial six events, which comprised the two tournaments held — the Legends Championship, which was held on April 29 and June 3, 2006 and the World Team Championship, which was held on September 9 and 23, November 3 and December 29, 2006. The principal components of revenue include:

•	television rights of $1,375,000, relating to IFL’s agreements with FSN;

•	box office receipts of $672,000; and

•	sponsorships of $273,000.

The original agreements with FSN granted FSN exclusive rights to the Legends and World Team Championship events through December 31, 2006 and June 30, 2007, respectively. In return, FSN agreed to broadcast the initial telecast and one repeat telecast of each series episode of the Legends Championship in a minimum of 50 million homes. These telecasts were aired during the three months ended June 30, 2006. The agreement with FSN relating to the World Team Championship events provides for FSN to broadcast ten hours of original programming, including six one-hour broadcasts, a two-hour season championship finale broadcast and a two-hour “Best Damn Sports Show” special broadcast during prime time. The broadcasts of this series were aired during the third and fourth quarters of 2006. The agreements with FSN provide that there shall be no payment of any distribution fee by us. We have treated the transaction as a barter transaction in accordance with Accounting Principles Board Opinion No. 29, “Accounting for Non-Monetary Transactions” and EITF Issue 01-2, “Interpretations of APB No. 29.”

During the year ended December 31, 2006, costs of revenues were $7.8 million, consisting of the following principal components:

•	distribution fees of $1,375,000 relating to the FSN agreement;

•	live event costs of $6.3 million; and

•	sponsorship costs of $165,000.

Components of live event costs for the year ended December 31, 2006, include $2.1 million of talent costs, $1.6 million of event travel and other event costs, $1.6 million of television production costs and $1.0 million of advertising expenses.

During the year ended December 31, 2006, selling, general and administrative expenses were $3.9 million, the primary components of which, respectively, were professional fees of $1.4 million, payroll and benefits expenses of $1.3 million and travel and entertainment of $174,000. In addition, advertising expenses of $134,000 were recorded to selling, general and administrative expenses during the year ended December 31, 2006. During fiscal 2006, we also recorded a $80,000 charge to bad debt expense.

Stock compensation expense of $48,000 recorded to the statement of operations for the year ended December 31, 2006, relates to option grants under Old IFL’s 2006 Equity Compensation Plan which option grants were assumed under the Equity Incentive Plan.

Dividend expense of $153,000 for fiscal 2006 relates to dividends that accrued on the Series A Preferred Stock. Immediately prior to the Merger, all accrued dividends were converted into common stock of Old IFL, which was then exchanged for shares of IFL in connection with the Merger.

Interest expense of $91,000 for fiscal 2006 relates to the cost of funds loaned to IFL pursuant to the promissory note with Mr. Kurtz.

During the year ended December 31, 2006, interest income of $32,000 was earned on available cash balances.

Three and Six Months Ended June 30, 2007 as compared to the Three and Six Months Ended June 30, 2006

During the three month period ended June 30, 2007, we held five live events. In addition, during this period, we created television content for twelve original episodes for broadcast on FSN and nine for MNTV. During the six months ended June 30, 2007, we held nine live events and created eighteen original episodes for broadcast on FSN and twelve for MNTV.

For the three months ended June 30, 2007, we incurred a net loss of $6.9 million, or $0.13 per share, as compared to a net loss of $1.8 million, or $0.10 per share during the comparable period in 2006. For the six months ended June 30, 2007, we incurred a net loss of $13.8 million, or $0.26 per share, as compared to a net loss of $2.4 million, or $0.14 per share, during the comparable period in 2006.

Revenues for the three and six months ended June 30, 2007 were $2.7 million and $4.2 million, respectively. During 2006, revenues for the comparable periods were $738,000. The principal components of revenue for the referenced periods in 2007 and 2006, respectively, include:

•	television rights of $1.7 million and $2.6 million, respectively, during the three and six months ended June 30, 2007, consisting of $1.0 million and $1.75 million, respectively, relating to IFL’s agreements with FSN and $683,000 and $883,000, respectively, relating to our agreement with MNTV. During 2006, we recognized $375,000 of television rights relating to our agreement with FSN;

•	box office receipts and related revenue of $892,000 and $1.4 million, respectively, during the three and six month periods ended June 30, 2007 as compared to $127,000 during 2006; and

•	sponsorships of $74,000 and $141,000, respectively, during the three and six month periods ended June 30, 2007 as compared to $234,000 during 2006.

During 2006, IFL entered into agreements with National Sports Programming, owner and operator of Fox Sports Net (“FSN”). The agreements with FSN granted FSN exclusive rights to broadcast episodes of IFL’s 2006 events through June 30, 2007. In January 2007, we entered into a Letter of Intent with Fox Cable Networks, Inc. (“Fox”) and MyNetworkTV, Inc. (“MNTV” and, together with Fox, the “Fox Entities”) (the “Letter of Intent”), which set forth certain terms and conditions under which the Fox Entities and IFL proposed to create, promote and distribute IFL MMA content. Under the proposed terms, FSN would retain exclusive distribution rights to all IFL regular season, playoff and championship events. The provision of the Letter of Intent relating to FSN provides that there shall be no payment of any distribution fee by IFL to FSN. Accordingly, we have treated the transaction as a barter transaction in accordance with FAS 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29. The provision of the Letter of Intent relating to the broadcasts on MNTV provide for MNTV to pay IFL $50,000 for each initial telecast, $20,000 for each second telecast and $12,500 for each third telecast. During the second quarter ended June 30, 2007, MNTV broadcast nine first run telecasts, seven second run telecasts and five third run telecasts. During the six months ended June 30, 2007, MNTV broadcast twelve first run telecasts, ten second run telecasts and five third run telecasts.

During the three and six months ended June 30, 2007, costs of revenues were $7.4 million and $13.8 million, respectively. During 2006, costs of revenues for the comparable periods were $2.0 million. The principal components of costs of revenues for the referenced periods consists of the following:

•	distribution fees of $1.0 million and $1.75 million, respectively, during the three and six months ended June 30, 2007 relating to the FSN agreement. During 2006, we recorded $375,000 of distribution fees relating to our agreement with FSN;

•	live events costs of $6.4 million and $12.0 million, respectively, during the three and six months ended June 30, 2007. During 2006, we recorded $1.5 million of live events costs; and

•	sponsorship costs of $22,000 and $55,000, respectively, during the three and six month ended June 30, 2007 as compared to $102,000 recorded in 2006.

Components of live event costs for the quarterly and six month periods ended June 30, 2007, respectively, include $1.7 million and $3.4 million of talent costs as compared to $387,000 in 2006, $1.4 million and $2.5 million of event travel and other event costs as compared to $522,000 in 2006, $2.8 million and $5.0 million of television production costs as compared to $435,000 in 2006 and $500,000 and $1.1 million of advertising expenses as compared to $170,000 in 2006.

During the three and six month periods ended June 30, 2007, selling, general and administrative expenses were $2.2 million and $4.4 million, respectively, as compared to $505,000 and $1.1 million during the comparable periods in 2006. The primary components of selling, general and administrative expenses for the three and six month periods ended June 30, 2007 and 2006 were, respectively, professional fees of $300,000 and $1.0 million in 2007 as compared to $119,000 and $457,000 in 2006, payroll and benefits expenses of $1.3 million and $2.3 million in 2007 as compared to $174,000 and $282,000, advertising expenses of $140,000 and $340,000 in 2007 as compared to $0 and $58,000 in 2006 and travel and entertainment of $100,000 and $200,000 as compared to $36,000 and $68,000. In addition, office and facilities costs of $270,000 and $570,000 were recorded during the quarterly and six month periods in 2007.

Stock-based compensation expenses relating to option grants of $14,000 and $30,000, respectively, were recorded to the statement of operations for the quarterly and six month periods ended June 30, 2007 as compared to charges of $16,000 and $25,000 for the similar periods in 2006.

During the quarterly and six month periods ended June 30, 2007, interest income of $72,000 and $234,000, respectively, was earned on available cash balances as compared to $11,000 and $23,000 during the comparable period in 2006.

In 2006, $45,000 and $72,000 of dividend expense relating to preferred stock of Old IFL was recorded during the three and six month periods, respectively, ended June 30. All preferred stock of Old IFL, including accrued dividends, was exchanged for common stock of Old IFL at the time of the Merger.

Liquidity and Capital Resources

At December 31, 2006, our cash and cash equivalents were $16.6 million, an increase of $15.5 million from the end of the prior year. During fiscal 2006, we (i) issued $24.2 million in common stock, of which $23.0 million was received in cash and $1.2 million was held as a subscription receivable at December 31, 2006; (ii) issued $2.5 million of Series A Preferred Stock, of which $1.3 million was received in cash and $1.2 million was issued in exchange for the conversion of investor advances that were received in 2005; (iii) received $4.9 million in loans from Richard J. Kurtz, one of our significant stockholders and a former director, to fund operations during the third and fourth quarters of 2006; and (iv) used $8.2 million for operating activities, $5.1 million to repay principal indebtedness to Mr. Kurtz (including $189,000 of debt assumed from Paligent at the time of the Merger) and $400,000 for deposits and purchases of property and equipment.

On December 28, 2006, we completed a private placement to a number of institutional and individual accredited investors of an aggregate of 19,376,000 shares of common stock at a price of $1.25 per share, or $24,220,000 in the aggregate. In connection with the private placement, we incurred expenses which included commissions to the placement agent, legal and accounting fees, and other miscellaneous expenses, of approximately $2 million. We have issued to the placement agent, as partial compensation for its services, a five year warrant to purchase up to 581,280 shares of common stock at an exercise price of $1.25 per share.

At June 30, 2007, our cash and cash equivalents were $2.5 million, a decrease of $14.1 million from the end of the prior year. During the six months ended June 30, 2007, we received $1.2 million from the receipt of the remaining subscription receivable relating to the December 2006 private placement of common stock and used $13.6 million to fund operating activities and $1.6 million to pay accrued commissions on the private placement that was completed in December 2006.

Future Capital Requirements

Since inception, our MMA operations have incurred losses, and we have funded these operating deficits through proceeds of $2.5 million from the 2006 issuance of preferred stock and from net proceeds of approximately $22.2 million from our December 2006 private placement. During August 2007, we completed a second private placement, from which we received net proceeds of approximately $11.7 million. Based upon management’s current forecast of future revenues and expenses, the Company believes its cash resources will likely be sufficient to fund operations into the second quarter of 2008. This assumes that the Company’s live event expenses continue to decrease as a result of the Company’s increased production efficiencies and that the Company realizes additional cash from the following: (i) the distribution of IFL mixed martial arts content via DVD, electronic sell through and similar media pursuant to our letter of intent with Warner Home Video; (ii) the distribution of programming internationally pursuant to our exclusive relationship with Alfred Haber Distribution, Inc.; (iii) the continuation of television rights consistent with terms contemplated by the Letter of Intent with the Fox Entities; and (iv) an increase in sponsorship and licensing revenue. The Company is also evaluating the profitability of other revenue sources, such as franchise or team sales, digital rights and pay-per-view broadcasts. If the Company can successfully generate revenue from additional sources, the Company’s cash resources could last beyond the second quarter of 2008. There can be no assurance, however, that the Company will generate sufficient cash from any of such sources or continue to realize decreases in its live event expenses. If the Company is not able to generate sufficient cash from operations or if the Company is unable to secure sufficient debt or equity financing for operations, the Company will experience a cash shortage, the effect of which could result in the discontinuance of operations. If additional funds are raised by issuing equity securities, further dilution to existing stockholders will result and future investors may be granted rights superior to those of existing stockholders.

Off-Balance Sheet Arrangements

As of December 31, 2006 and June 30, 2007, we had no off-balance sheet arrangements.

Critical Accounting Policies and Estimates

Principles of Consolidation:  On November 29, 2006, as part of the Merger, Paligent issued 30,872,101 shares of its common stock to the former stockholders of Old IFL in exchange for all of the issued and outstanding shares of common stock of Old IFL (including shares of Old IFL preferred stock which were converted to Old IFL common stock immediately prior to the Merger) in a transaction accounted for as a reverse acquisition of a “shell company.” Old IFL was deemed to be the acquirer for accounting purposes, and Paligent was deemed to be the legal acquirer (see Note 3).

The consolidated financial statements include the accounts of Old IFL from March 29, 2005 (date of inception) to December 31, 2005 and for the year ended December 31, 2006. The consolidated financial statements also include the accounts of IFL from November 29, 2006 (the effective date of the Merger) to December 31, 2006, plus the cash acquired and liabilities assumed for accounting purposes from Paligent at the time of the Merger. The condensed consolidated financial statements as of and for the three and six month periods ended June 30, 2007 represents the accounts of IFL and Subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates:  The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment:  Property and equipment is stated at historical cost less accumulated depreciation and amortization. Depreciation and amortization is computed on a straight-line basis over the estimated useful lives of the assets, varying from 3 to 5 years or, when applicable, the life of the lease, whichever is shorter.

Long-Lived Assets:  We comply with the accounting and reporting requirements of Statement of Financial Accounting Standards No. (“FAS”) 144, Accounting for the Impairment or Disposal of Long-Lived Assets. We will periodically evaluate the carrying value of long-lived assets when events and circumstances warrant such a review. Long-lived assets will be written down if the evaluation determines that the fair value is less than the book amount.

Cash and Cash Equivalents:  We consider all short-term investments purchased with an original maturity of three months or less at the date of acquisition to be cash equivalents. We invest our excess cash in money market instruments. Cash and cash equivalents are, at times, maintained at financial institutions in amounts that exceed federally insured limits.

Accounts Receivable:  Accounts receivable relates principally to sponsorship agreements. We evaluate the collectability of accounts receivable and establish allowances for the amount of receivables that are estimated to be uncollectible. Allowances are based on the length of time receivables are outstanding and the financial condition of individual customers.

Merchandise Inventory:  Merchandise inventory consists of merchandise sold on a direct sales basis, which are not sold through wholesale distributors and retailers. Substantially all merchandise inventory consists of finished goods. Inventory is stated at the lower of cost (first-in, first-out basis) or market. The valuation of merchandise inventory requires us to make estimates assessing the quantities and the prices at which the inventory can be sold.

Income Taxes:  In July 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards Interpretation No. (“FIN”) 48, Accounting for Uncertainty in Income Taxes. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FAS 109, Accounting for Income Taxes. FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The new FASB standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. On January 1, 2007, the Company adopted the provisions of FIN 48. As of March 31, 2007, there are no unrecognized tax benefits.

For the year ended December 31, 2006, we complied with FAS 109, Accounting for Income Taxes, which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred income tax assets to the amount expected to be realized.

For the period ended December 31, 2005, the LLC was treated as a partnership for federal and state income tax purposes and, accordingly, did not record a provision for income taxes because the individual members reported their share of the LLC’s income or loss on their personal income tax returns.

Revenue Recognition:  In accordance with the provisions of Staff Accounting Bulletin (“SAB”) No. 101, Revenue Recognition, as amended by SAB 104, revenues are generally recognized when products are shipped or as services are performed. However, due to the nature of our business, there are additional steps in the revenue recognition process, as described below:

Sponsorships: We follow the guidance of Emerging Issues Task Force (“EITF”) Issue 00-21, Revenue Arrangements with Multiple Deliverables, and assign the total of sponsorship revenues to the various elements contained within a sponsorship package based on their relative fair values.

Licensing: Licensing revenues are recognized upon receipt of notice by the individual licensees as to license fees due. Licensing fees received in advances will be deferred and recognized as income when earned.

Television Rights: We recognize revenue under our television distribution agreements with FSN as barter transactions in accordance with FAS 153 “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29” because there is no exchange of cash between us and FSN relating to the broadcast of our programs. We believe that because FSN routinely sells airtime for its programming, we receive an economic benefit from the airing of our programming, which we measure as being equivalent to the fair market value of the airtime granted to us by FSN for which we would otherwise pay cash distribution fees to FSN. For the year ended December 31, 2006 and the six months ended June 30, 2007, we recognized $1,375,000 and $1,750,000, respectively, of television rights revenue and corresponding charges to costs of revenue for this arrangement with FSN.

We recognize revenue for our MNTV programming in amounts equal to the cash payments we receive or expect to receive from MNTV related to the broadcast of our programming.

Stock-Based Compensation:  Accounting for stock options issued to employees follows the provisions of FAS 123R, Share-Based Payment. This statement requires an entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the reward. We use the Black-Scholes option pricing model to measure the fair value of options granted to employees.

Advertising Expense:  In accordance with the provisions of Statement of Position No. (“SOP”) 93-7, advertising costs are expensed as incurred, except for costs related to the development of a major commercial or media campaign which are expensed in the period in which the commercial or campaign is first presented.

Earnings Per Share:  We comply with the accounting and reporting requirements of FAS 128, “Earnings Per Share.” Basic earnings per share (“EPS”) excludes dilution and is computed by dividing income (loss) applicable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS is based upon the weighted average number of common shares outstanding during the period plus the additional weighted average common equivalent shares during the period. At June 30, 2007 and December 31, 2006, our common stock equivalents include stock options for 2,088,031 and 2,189,311, respectively, exercisable for shares of our common stock and warrants exercisable for 1,288,987 shares and 653,987 shares, respectively, of our common stock. These common stock equivalents are not included in the diluted EPS calculations because the effect of their inclusion would be anti-dilutive or would decrease the loss per common share.

Fair Value of Financial Instruments:  The fair value of our assets and liabilities that qualify as financial instruments under SFAS No. 107, Disclosures about Fair Value of Financial Instruments, approximate their carrying amounts.

Recently Issued Accounting Standards

In February 2007, the FASB issued FAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. FAS 159 permits entities to choose to measure many financial instruments, and certain other items, at fair value. FAS 159 applies to reporting periods beginning after November 15, 2007. The Company is currently evaluating the effect, if any, that the adoption of FAS 159 will have on the Company’s consolidated financial statements.

In September 2006, the FASB issued FAS 157, Fair Value Measurements. FAS 157 provides a common definition of fair value and establishes a framework to make the measurement of fair value in generally accepted accounting principles more consistent and comparable. FAS 157 also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings. FAS 157 is effective on January 1, 2008, although early adoption is permitted. We are currently assessing the potential effect of FAS 157 on the consolidated financial statements.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial

Statements” (“SAB 108”). SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in the current year financial statements. The SAB requires registrants to quantify misstatements using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 does not change the guidance in SAB 99, “Materiality,” when evaluating the materiality of misstatements. SAB 108 is effective for fiscal years ending after November 15, 2006. Upon initial application, SAB 108 permits a one-time cumulative effect adjustment to beginning retained earnings. The Company is currently evaluating the potential impact, if any, that the adoption of SAB 108 will have on its condensed consolidated interim financial statements.

Seasonality

We organize, host and promote a significantly greater number of live and televised MMA sporting events during the first half of our fiscal year than during the second half of our fiscal year. Since we generally incur most of our costs in connection with such events, our expenses generally higher during the first half of our fiscal year than in the second half. This seasonality is likely to cause fluctuations in our financial results.

In 2007, we held all nine of our regular season events during the six months ended June 30, 2007, of which five events occurred during the second quarter. During the third and fourth quarters of 2007, we are scheduled to hold a total of four additional events, with two events occurring in each quarter. During 2006, we held a total of six events, of which two were held in the second quarter, which was the first quarter of our operations.

BUSINESS

Overview

We are the world’s first professional mixed martial arts sports league. Our business was founded in 2005 to organize, host and promote live and televised MMA sporting events and to capitalize on the growing popularity of MMA in the United States and around the world. At the core of our business are our 12 teams, which comprise some of the world’s most highly regarded MMA athletes and coaches. Our sporting events typically showcase four teams, in two-team match-ups, with athletes competing in one-on-one matches across five weight divisions. These events create a body of television programming content that we currently distribute through arrangements with both Fox Sports Net, a national sports cable network available to over 80 million households across the U.S., MyNetworkTV, Inc., a broadcast network available to over 100 million homes across the U.S., and internationally through Alfred Haber Distribution, Inc. We earn revenue from television distribution, live event ticket sales, sponsorships and promotions, and licensing of our intellectual property. We have held sixteen live events, the first of which took place during the second quarter of 2006, the first period in which we recognized revenues. During the year ended December 31, 2006, we recognized a net loss of approximately $9.6 million. During the six months ended June 30, 2007, we incurred a net loss of approximately $13.8 million.

MMA is a sport that is growing in popularity around the world. In MMA matches, athletes combine a variety of fighting styles, such as boxing, judo, jiu jitsu, karate, kickboxing, muy thai, tae kwon do and/or wrestling, in each fight. Typically, MMA sporting events are promoted either as championship matches or as vehicles for well-known individual athletes. Professional MMA competition conduct is regulated primarily by rules implemented by state athletic commissions and is currently permitted in about 35 jurisdictions. To foster athlete safety and a broader acceptance of the sport, we have established our own rules of conduct, including bans on certain dangerous moves, such as elbow strikes to an opponent’s head, placing more emphasis on the sport and competition.

Our mission is to popularize our league based on the success of our teams while developing household “stars” similar to other professional sports leagues. Our uniqueness is derived from our team-based league structure, where individual exclusive athletes are members of teams that are regionally situated throughout the world. The league format enables the announcement of a full calendar of events in advance of the season, enabling fans, sponsors, and athletes to plan for a full year of events, which is a new concept for MMA. Each of our teams consists of a world recognized coach and eight athletes. During each team match, there are five one-on-one matches, one in each weight class (lightweight, welterweight, middleweight, light heavyweight, and heavyweight). The team with three one-on-one match victories wins the competition. The regular season is followed by post-season playoffs culminating in two teams competing for the annual IFL championship. We launched our first full season in 2007, which consisted of a six-month, nine event regular season and was followed by a two-month, two event post-season. We held our nine 2007 regular season matches from January 19, 2007 through June 16, 2007 in Oakland, California, Houston, Texas, Atlanta, Georgia, Los Angeles, California, Moline, Illinois, Uncasville, Connecticut, Chicago, Illinois, Everett, Washington and Las Vegas, Nevada. The first round of the playoffs was held on August 2, 2007 in East Rutherford, New Jersey and the finals, which determined the league champion, were held on September 20, 2007 in Hollywood, Florida. In addition, we will be hosting our first “Grand Prix” all-star tournament, in which the four top athletes in each weight class will compete for the title belt to be awarded to the champion of each weight class. The first round is scheduled to take place on November 3, 2007 in Chicago, Illinois and the finals are scheduled for December 29, 2007 in Uncasville, Connecticut.

Generally, athletes will be signed to exclusive contracts for the entire season. These contracts typically provide a base compensation, as well as team and individual performance incentives. For most of our athletes, we retain exclusive rights to extend the 2007 regular season contract for an additional year and, even if we do not extend the term, we have exclusive first negotiation right for the 2008 season. This approach allows athletes to train on a full-time basis, which differs markedly from the event-by-event contracts that historically provided the only form of compensation for MMA athletes. Each athlete and team coach is and will be an independent contractor.

Our management believes that the league and team approach to MMA gives us a substantial competitive advantage in that our organization is not dependent on a single athlete’s success and has the ability to build the popularity of individual athletes as well as its teams and the league in general.

Our operations are centered on the following three business components:

•	Live and Televised Entertainment, which consists of live events in arenas and free distribution of IFL content on television.

•	Sponsorships and Promotions, which consists of sponsorships for live events and televised productions and related promotion opportunities.

•	Branded Merchandise, which consists of licensing and marketing of our intellectual property.

In addition, we are evaluating the profitability of other revenue sources, such as franchise or team sales, digital rights and pay-per-view broadcasts.

Corporate History

From our incorporation in 1985 through 1999, we operated, under the name Procept, Inc., as a biotechnology company engaged in the development and commercialization of novel drugs with a product portfolio focused on infectious diseases and oncology. During 1999, our principal efforts were devoted to drug development and human clinical trials focusing on two biotechnology compounds, PRO 2000 Gel and O6-Benzylguanine. During fiscal 2000, we closed our research facilities and out-licensed PRO 2000 Gel and O6-Benzylguanine, which had been under development by us for several years. In September 2004, we transferred all of our rights, title and interest in PRO 2000 Gel pursuant to an option duly exercised by our sublicensee, and in March 2005, we assigned all of our rights, interests and obligations in O6-BG.

In January 2000, we acquired Heaven’s Door Corporation, a company that provided products and services over the Internet. Effective with the acquisition of Heaven’s Door, our name was changed from Procept, Inc. to HeavenlyDoor.com, Inc. At the same time, Procept, Inc. became the new name of the Company’s subsidiary, Pacific Pharmaceuticals, Inc., a company engaged in the development of cancer therapies, which we acquired in March 1999. After a sustained period of deterioration in the Internet and technology sectors and related capital markets, we decided, in the fourth quarter of 2000, to discontinue the pursuit of our Internet strategy. Shortly thereafter, we entered into an agreement to sell all of our Web-based assets and Internet operations and ceased our Internet activities. In connection with this agreement, we changed our name, on December 31, 2000, from HeavenlyDoor.com, Inc. to Paligent Inc.

From 2001 until the Merger, we had been engaged in seeking business opportunities to maximize value for our shareholders.

On November 29, 2006, we acquired Old IFL pursuant to the Merger Agreement, by and among us, the Merger Sub, and Old IFL, providing for the Merger. Immediately following the Merger, we changed our name to International Fight League, Inc., and Old IFL changed its name to IFL Corp. and continued to operate Old IFL’s business of organizing and promoting a mixed martial arts sports league.

Immediately prior to the Merger, we completed the Reverse Stock Split. In addition, effective upon the closing of the Merger, all of the pre-Merger Paligent and Old IFL directors, became our directors. As part of the Merger, we also adopted the 2006 Equity Incentive Plan under which all of the options to purchase shares of common stock of Old IFL outstanding prior to the Merger were converted into options to purchase shares of common stock of IFL.

As part of the Merger, we issued 30,872,101 shares of our common stock to the former stockholders of Old IFL in exchange for all of the issued and outstanding shares of common stock of Old IFL (including shares of Old IFL preferred stock which were converted to Old IFL common stock immediately prior to the Merger). As part of the Merger, in exchange for options to purchase 1,865,000 shares of Old IFL common stock, we issued to the holders thereof options to purchase an aggregate of 1,925,376 shares of our common stock under our 2006 Equity Incentive Plan having substantially the same terms and conditions as the Old IFL options. As a result of the Merger, the former stockholders of Old IFL became holders of IFL common stock, and holders of Old IFL options became holders of options to acquire shares of IFL common stock.

Following the Reverse Stock Split and the Merger, there were 32,496,948 shares of IFL common stock outstanding, of which the pre-Merger stockholders of Paligent owned approximately 5% and the pre-Merger stockholders of Old IFL owned approximately 95%. As a result, Old IFL has been treated as the acquiring company for accounting purposes. The Merger has been accounted for as a reverse acquisition under the purchase method of accounting for business combinations in accordance with generally accepted accounting principles in the United States of America. Reported results of operations of the combined group issued after completion of the transaction will reflect Old IFL’s operations.

Immediately after the Merger, we issued an additional 1,627,500 shares of IFL common stock to Richard J. Kurtz, Paligent’s principal stockholder before the Merger, in exchange for his contribution of $651,000 of indebtedness owing to him under a promissory note issued to him by Paligent.

Corporate History of Old IFL

Old IFL had been organized as a New Jersey limited liability company in 2005 and reincorporated as a Delaware corporation in January 2006. In the Merger, Old IFL merged with Merger Sub, with Old IFL being the surviving corporation. As a result of the Merger, Old IFL became our wholly owned subsidiary and changed its name to “IFL Corp.”

Market Opportunity

Mixed Martial Arts

MMA is a sport that is growing in popularity around the world. MMA athletes combine a variety of fighting styles, such as boxing, judo, jiu-jitsu, karate, kickboxing, muy thai, tae kwon do and/or wrestling in each match. Typically, MMA sporting events are promoted either as championship matches or as vehicles for well-known individual athletes. MMA is currently permitted in about 35 jurisdictions with competition conduct regulated primarily by rules implemented by state athletic commissions, similar to professional boxing. Athletes win individual matches by knockout, technical knockout (referee or doctor stoppage), submission, or judges’ decision. Scoring for a judges’ decision is conducted by a panel of three judges provided by the relevant state athletic commission, using a ten-point system similar to the scoring system used in boxing. Referees attending matches are also provided by the relevant state athletic commission and are qualified to referee at a MMA competition. During fights, which typically consist of three four-minute rounds, referees strictly enforce the rules of conduct for the relevant state’s athletic commission and those required by the organization promoting the event.

The MMA industry is highly fragmented with a variety of promoters and organizations hosting events across the country and globally. The largest MMA event promoter is the Ultimate Fighting Championship, or the UFC, which began hosting events in 1995 and currently promotes roughly 10 major events yearly that draw sizable live audiences. Typically, events are promoted on a fight-by-fight basis with little to no guidance about the timing of future events, similar to boxing.

Historically, MMA events were broadcast in the United States only through pay-per-view arrangements. MMA events were broadcast for the first time on free cable television in 2004 and now attract roughly two million viewers per week, comparable to weekly broadcasts of Worldwide Wrestling Entertainment, or WWE, events. Spike TV, a cable television broadcaster, is currently broadcasting the fourth season of a popular reality television program, “The Ultimate Fighter,” based on MMA training and competitions. In addition, we understand that competing MMA promoters have continued to grow the pay-per-view audience for their MMA events as well as their presence on broadcast and basic cable television. In Japan, live MMA sporting events promoted by competitors routinely sell tens of thousands of seats, are broadcast on major Japanese television networks, and appear on pay-per-view and home video throughout the rest of the world. MMA events in the United States now generate attendance and pay-per-view audiences similar to professional boxing and wrestling.

The talent pool for MMA athletes is growing rapidly as there are thousands of martial arts focused training schools in the United States. It is estimated that there are millions of martial arts practitioners, including high school and college wrestling participants, in the United States alone. In addition, MMA is truly a global sport with many foreign athletes competing in U.S.-based events, and many U.S. athletes competing in international organizations such as Pride Fighting and K-1 (kickboxing) of Japan. MMA athletes typically begin their careers after successfully competing in wrestling, martial arts, kickboxing, or other related sports. Training schools such as Miletich’s Fighting System, led by former UFC Champion and current IFL coach Pat Miletich, and Team Quest, led by top ranked middleweight and current IFL coach Matt Lindland, serve as a major pipeline for MMA talent, and the IFL specifically, seeking to attract interest from professional MMA athletes.

International Fight League

Through our subsidiary, IFL Corp., we operate the world’s first professional MMA sports league — International Fight League. We were founded in 2005 to organize, host and promote live and televised mixed martial arts sporting events and to capitalize on the growing popularity of mixed martial arts in the United States and around the world. Using our unique league and team concept, we believe that we are positioned to rapidly become a market leader in the MMA industry. We believe that our league and team approach to mixed martial arts gives us a substantial competitive advantage in that our success will not depend on a single athlete’s success. In addition, by establishing teams and holding scheduled events on a seasonal basis, our league-based model focuses on gaining substantial sponsorship, promotion and marketing opportunities as we develop our market presence and brand awareness.

We currently operate twelve MMA teams and have held seventeen live MMA sporting events, including a four-event tournament in 2006 called “The World Team Championship.” In 2007, we launched our first full season made up of a six-month regular season with a two-month post-season, including semi-final and championship matches. During November and December 2007, we are scheduled to host our first “Grand Prix” all-star tournament, in which the four top athletes in each weight class will compete for the title belt to be awarded to the champion of each weight class. Our live events and television programming are directed at 18- to 49-year-old males, with a core target audience of 18- to 34-year-old males.

In addition to operating the world’s first professional MMA sports league, we believe that our operations are unique compared to those of other MMA event promoters in many ways, including:

•	our sporting events are held in an over-sized, five-rope boxing ring rather than a cage, which we believe to be the most conducive environment for the athletes, fans and television production;

•	we announce our full season in advance, which enables marketers, sponsors, broadcasters, fans and the teams to plan accordingly;

•	to foster athlete safety and a broader acceptance of the sport, we have established our own rules of conduct, including bans on certain dangerous moves, such as elbow strikes to an opponent’s head, placing more emphasis on the sport and competition;

•	we presently own each team;

•	building equity in the league, teams and athletes;

•	we have granted many of the original team coaches options to purchase our common stock, which aligns their interests with those of our stockholders; and

•	we offer a performance bonus system for athletes and coaches, including both individual and team incentives.

Each team features five “starter” athletes (many teams also have “alternate” athletes), consisting of lightweight, welterweight, middleweight, light heavyweight and heavyweight athletes. Each team has its own uniforms, logos, and team colors. IFL has recruited a number of MMA champions to serve as athletes and coaches for its teams. IFL coaches are generally under exclusive team coaching contracts with IFL for a period of five or six years. To date, we have formed the following twelve teams:

IFL COACHES AND TEAMS

Team	Based	Coach	Past Affiliation

Anacondas	Los Angeles	Bas Rutten	UFC, WFA, Pancrase (Japan)
Dragons	Toronto	Carlos Newton	UFC, Pride, K-1
Razorclaws	San Jose	Frank Shamrock	UFC, Pancrase, K-1
Sabres	Tokyo	Ken Yasudo
Wolfpack	Portland	Matt Lindland	UFC, WFA, Olympic Wrestler
Tiger Sharks	Seattle	Maurice Smith	UFC, Pride, Pancrase
Silverbacks	Quad Cities	Pat Miletich	UFC
Pitbulls	New York	Renzo Gracie	Pride, K-1
Lions	Nevada	Ken Shamrock	UFC, Pride
Scorpions	Tucson	Don Frye	UFC, Pride, K-1
Condors	Southern California	Marco Ruas	UFC
Red Bears	Chicago	Igor Zinoviev

Strategy

Our objective is to use our MMA league and team business model to become a leader in the creation, production and promotion of live and televised MMA sporting events and to market our content and brands around the world. Using our team and league approach, we seek to build multiple revenue streams much like other professional sports leagues. Key elements of our strategy are to:

•	produce high quality live events, branded programming and consumer products for distribution;

•	expand existing television distribution relationships and develop broader distribution arrangements for branded programming worldwide;

•	increase the licensing and sale of IFL branded products through distribution channels;

•	expand our Internet operations to further promote the IFL brand and to develop additional sources of revenue; and

•	form strategic relationships with other sports, media, and entertainment companies to further promote the IFL brand and products.

Operations, Sales and Marketing

Our operations are centered on the following three business components:

•	Live and televised entertainment, which consists of live events in arenas and the distribution of our content on free basic cable, international television, pay-per-view and video-on-demand;

•	Sponsorships and promotions, which consists of sponsorships for live events and televised productions and related promotional opportunities; and

•	Branded merchandise, which consists of the licensing and marketing of our intellectual property.

Live and Televised Entertainment

Live MMA events are the cornerstone of our business, and provide content for our television programming. In 2006, our events were broadcast in the United States through FSN and in Canada through Rogers Sports Network, a Canadian broadcaster and affiliate of FSN. For 2007, our events, and related programming, are broadcast on both FSN and MNTV. We also have an exclusive relationship with Alfred Haber Distribution, Inc. to distribute the FSN and MNTV programming internationally, which has yielded distribution of our shows in Canada, many parts of Asia, many parts of the Middle East, the Philippines, Israel and Sweden. Each live event is a high-quality production, incorporating music scores, computer-generated graphics, specialized lighting and in-arena large video screens. Production costs for MMA sporting events, including equipment, insurance, temporary personnel and other live event-specific costs, constitute our largest expense item, contributing an expense of approximately $6.2 million and $12.0 million for the year ended December 31, 2006 and for the six month period ended June 30, 2007, respectively.

Live Events.  We hosted our first tournament, “The Legends Championship,” with one event in April 2006 and one event in June 2006 at the Trump Taj Mahal Hotel & Casino in Atlantic City, New Jersey. These events were promoted through a variety of media outlets, including television, radio, print, the Internet and local grass roots marketing efforts. In September 2006, we launched a four-event live tournament, “The World Team Championship,” with two live events in Portland, Oregon, one in Moline, Illinois and one in Uncasville, Connecticut at Mohegan Sun. During the year ended December 31, 2006, we recognized approximately $672,000 of revenue from box office receipts for live events. During the six month period ended June 30, 2007, we recognized approximately $1.4 million from box office receipts for live events.

We launched our first full regular season of MMA sporting events in January 2007. We added four teams to the league, for a total of twelve teams for the 2007 regular season. All “starter” athletes were signed to contracts for the 2007 regular season. The 2007 season was a six-month, nine event regular season, with each team competing three times. We hosted a two-month, two event post-season, involving the semi-finals, which were held on August 2, 2007 in Rutherford, New Jersey, and a championship which took place on September 20, 2007 in Hollywood, Florida.

We will be hosting a two round “Grand Prix” tournament featuring the four top athletes in each of the five weight classes, in which the athletes will compete for the championship belts for each weight class titles. The first round is scheduled to take place on November 3, 2007 in Chicago, Illinois and the finals are scheduled for December 29, 2007 in Uncasville, Connecticut.

IFL’s team and league structure is scalable to allow for the addition of new teams both domestically and internationally. These new teams, regardless of their origin, can take part in our full season, and support hosting live events outside the United States.

Television Programming.  We produce and own our television programming and video library. The primary television outlet for our programming in 2006 was Fox Sports Net. During the year ended December 31, 2006, during which period the Legends Championship and the World Team Championship were broadcast, we treated our arrangement with Fox Sports Net as a barter transaction, recognizing an estimated $1.4 million in television rights revenues and charging an equivalent amount to cost of revenues.

On January 15, 2007, we entered into a letter of intent with Fox and MNTV, which set forth certain terms and conditions under which the Fox Entities and we propose to create, promote and distribute IFL MMA content through a television and media programming alliance. The Letter of Intent contains provisions requiring good faith negotiation of definitive agreements and exclusive negotiation by us. These terms expired on May 31, 2007. Accordingly, the parties are no longer obligated to negotiate definitive documents, nor are we bound by the exclusive negotiation terms contained in the Letter of Intent.

The parties have continued, however, to operate under the terms of the Letter of Intent with respect to the telecasting of IFL events by FSN and MNTV and we intend to continue negotiating definitive documents with the Fox Entities for telecasting IFL events. FSN telecasted one hour shows of our events on Friday nights through August 2007, and in September 2007 moved our show to Sunday evenings. MNTV has broadcasted our two hour IFL Battleground show on Monday nights, and has begun showing an edited, one hour version of

IFL battleground on Saturday nights. In addition, MNTV is planning to telecast live fights during our Grand Prix all-star tournament, presently scheduled for November 3 and December 29, 2007. These will be the first MMA events telecasted live on network television.

Key terms of the proposed definitive agreements for television distribution set forth in the letter of intent are as follows:

FSN Distribution Agreement

•	The initial term of the agreement would extend for three years commencing January 1, 2007. Thereafter, Fox would retain two consecutive, unilateral three-year options to extend the initial term, which if extended would restrict our ability to obtain other television coverage in the U.S.

•	FSN would retain exclusive distribution rights to all IFL regular season, playoff and championship events (the “Scheduled Events”) in the United States and its territories each year of the term, which would consist of 22 one-hour event programs (the “Programs”), produced by IFL, that began in the first quarter of 2007. MNTV is the only other party permitted to broadcast the Scheduled Events in the United States.

•	FSN would retain an exclusive right of first refusal to acquire exclusive distribution rights for all other MMA events controlled or created by IFL, and a right to match any third party offer in connection with one grand prix event per year.

•	FSN would retain exclusive U.S. distribution rights for all IFL related video-on-demand and to one pay-per-view event per year.

•	If IFL decides to offer international distribution rights, Fox would have an exclusive right of first refusal for the Latin American and Middle Eastern markets which would not include any over-the-air rights.

•	FSN would have the exclusive right to produce all IFL related ancillary programming in the U.S., with limited ancillary programming rights reserved by IFL.

•	FSN would use its commercially reasonable efforts to clear a telecast of each Program in a minimum of 50 million homes.

•	During the initial term, IFL would be responsible for all production costs of each Program.

•	IFL would be allocated a limited amount of advertising time on FSN during each Program.

MyNetworkTV Distribution Agreement

•	The initial term of the agreement would extend for one year commencing upon the first 2007 IFL event telecast. Thereafter, Fox would retain two consecutive, unilateral one-year options to extend the initial term.

•	MNTV would have exclusive over-the-air television distribution rights within the United States to the Scheduled Events and would order 22 programs, subject to cancellation.

•	During the initial term, MNTV would pay IFL $50,000 for the initial telecast, $20,000 for the second telecast and $12,500 for the third telecast of such program, with the amounts increasing in subsequent terms. These amounts may be modified because MNTV and we are discussing some changes to the programming and its length.

•	IFL would be allocated a limited amount of advertising time on MNTV during each telecast.

The letter of intent contemplated Fox making an equity investment in us, which would be related to a digital rights joint venture, which would own and manage the digital media rights to all IFL content in perpetuity. Under this proposed arrangement, Fox would own 51% of this joint venture and possess operational control and the ability to appoint two of three directors of the joint venture. Discussions with the Fox Entities may resume in the future regarding our digital rights, but no assurance can be given that the parties agree on and enter into the definitive agreements for such an arrangement.

International.  We intend to pursue opportunities for expansion into international markets by seeking contracts with local terrestrial, cable and satellite television providers in as many countries as we are able, and by providing our content in local languages. Because of the growing popularity of MMA throughout the world, we expect a positive response from foreign broadcasters. Rogers Sports Network had rights to distribute our 2006 event programming in Canada through an arrangement with Fox Sports Net.

We have entered into an agreement for exclusive international distribution of our 2007 television shows with Alfred Haber Distribution, Inc. Haber is a leading international distributor of U.S. television programs, including the World Poker Tour, and many of entertainment’s well-known award shows such as the Grammy Awards and the Golden Globe awards. Under this agreement, we are required to deliver certain programming to Haber. In return, we will receive 75% of the revenue (net of expenses) received from distribution, with a guaranteed minimum of $1 million. To date, agreements have been signed for the distribution our MMA content in Canada, many parts of Asia, many parts of the Middle East, the Philippines, Israel and Sweden.

Pay-Per-View Television Programming.  We believe that pay-per-view television distribution presents opportunities to generate significant additional revenue. In an effort to build our brand, we are currently distributing television programming for free through basic cable television broadcasting. However, we intend to plan production and distribution of certain live events through pay-per-view television outlets in the future.

Sponsorships and Promotions

We sell sponsorships and promotion opportunities to businesses seeking to reach our core target audience of 18- to 34-year-old males. Under the letter of intent with the Fox Entities, securing commercial advertisers for the television broadcast of our programming is the sole responsibility of FSN and MNTV, although we are granted a limited number of commercial spots that we can use or pass along to our business partners. In 2006, sponsorships and promotions were sold separately for the two-event Legend Championship and four-event World Team Championship. In 2007, sponsorship and promotional opportunities were sold both for individual events as well as for the entire season.

Sponsorships.  Sponsorships include, among other things, the opportunity to display corporate brand names at our live events and on televised broadcasts. The most highly sought after sponsorship opportunities include brand names/logos painted onto the ring canvas, commercial spots on the television shows, signage in the arena, at our weigh-ins and press conferences and on the television broadcast, the time clock, “tale of the tape,” patches that are worn on the athlete’s apparel, website banners, and advertisements in the event program guide. For our past events, sponsors have included, among others, Glaceau’s vitaminenergy, Cytosport’s Muscle Milk, Head Blade, Coca Cola Corporation’s Vault Energy Drink, Microsoft Corporation’s Xbox, Suzuki Motor Corporation, Sandals Resorts, U.S. Smokeless Tobacco, Dale and Thomas Popcorn, Fairtex, Sherdog and Full Contact Fighter. Sponsors pay a fee based upon the position of their advertising media and the exposure it will receive during a live event and on television broadcasts. We continue to pursue and negotiate with additional sponsors for our 2007 Grand Prix tournament, and are already focusing on selling sponsorships for the 2008 season. This activity remains ongoing as part of our sales and revenues generating efforts.

Promotions.  Promotions are opportunities to tie a corporation’s brand in with our league, teams or events. Promotional opportunities include product placement and brand associations. Examples of promotional activities at past IFL events include: the Suzuki Motor Corporation conducted an ATV give-away; Microsoft X-Box giving away electronic gaming systems; Sandals Resorts giving away vacations to its resorts; Glaceau providing “premium products” to event attendees; and Cytosport using IFL athletes as part of a television commercial for its MuscleMilk. Many companies, including Dale and Thomas Popcorn, Glaceau and U.S. Smokeless Tobacco, have sampled their respective products at our events. We have continued to build momentum with sponsors. As our brand grows, we expect to earn revenues by creating promotions with companies and brands seeking to benefit from the popularity of IFL and the exposure received from appearing at our live events and on televised broadcasts.

We have engaged Premier Partnerships, a leading firm in the sports and event sponsorship and promotion field. Premier Partnership receives a monthly fee and a percentage of the net sponsorship and promotional revenue it generates for us.

Branded Merchandise and other Revenue Opportunities

Licensing.  The licensing of the IFL name, team names, logos, trademarks, athlete images and copyrighted works on a variety of retail products presents a further opportunity to generate revenues. Licensing may become one of our largest sources of revenue. As our brand grows, we expect to pursue greater opportunities to expand our licensing efforts through a more comprehensive licensing program. To date, revenues from branded merchandise have not been material. Given the profit margins and nature of our sports business, we expect apparel, sportswear and related accessories to be the biggest revenue generating categories of licensed products.

We have three existing license agreements. The first is with the Topps Company to design, develop and sell a line of IFL-branded trading cards. Topps is an industry leader in the fields of trading cards and collectibles. Topps sells licensed products for most U.S. professional sports leagues. Topps anticipates having products available for sale in the second quarter of 2008, and has printed player cards that have been included in our DVD, “Greatest Knockouts & Extreme Action,” which was released by Warner Home Video on September 17, 2007 (see “Home Video” below). Our second license agreement is with Headline Entertainment to design, develop and sell a line of wearing apparel. Headline manufactures apparel products for many licensees including, Microsoft Xbox, Kawasaki and the videogame Halo 2. Headline also manages an extensive production, sales and distribution program for high profile companies such as Signatures Network and Hot Topic. Headline anticipates that IFL-branded merchandise will be available in stores during the fourth quarter of 2007. Lastly, we have granted a license to Brothers Merchandising to design, develop and sell products at our events, including t-shirts, caps and related items. Brothers manages event merchandising for many entities in the entertainment field, including the band Bon Jovi. Brothers is currently selling products in arena at our events. We earn a royalty for each item of IFL-branded merchandise that is sold under these licensing arrangements.

We have engaged 360ep, Inc., an agency specializing in marketing, promotion and licensing to help generate opportunities to exploit all of our team names, trademarks, logos and copyrighted works. Under these arrangements, 360ep will help develop licensing opportunities for us and work with licensees and potential licensees to create retail promotions using our brands. We anticipate that we will receive initial advanced guarantees with royalty payments of approximately 5% to 10% of the net proceeds from sales of licensed products, depending on the product type. 360ep receives a percentage of the royalties and other fees that it generates for us.

Home Video.  We expect to pursue opportunities in the home video market by licensing, on a distribution fee and/or royalty basis our growing video library to third parties to develop, produce, manufacture, and sell DVDs for the home video market. Our video library includes proprietary material from our live events, television broadcasts, special events and behind the scenes footage from live events.

We have entered into a letter of intent with Warner Home Video, a division of Warner Bros. Home Entertainment, for the distribution of IFL mixed martial arts audiovisual content on a worldwide basis directly to consumers via DVD, electronic sell through and similar media. The parties expect this arrangement to have an initial term of three years. Under the proposed arrangement, Warner Home Video will collect the proceeds from the sale of IFL home video products, and remit the proceeds to us, less Warner Home Video’s distribution fee and certain allowable costs associated with the marketing, promotion and distribution of the home video products. Our first DVD, “Greatest Knockouts & Extreme Action,” was released by Warner Home Video on September 17, 2007. We have commenced good faith negotiations with Warner Home Video to conclude a definitive agreement containing provisions consistent with the proposed terms of the letter of intent. We cannot assure you that any of these negotiations will result in the execution of a definitive agreement.

Digital Media.  We use our website, www.ifl.tv, to create an online community for our fans, to promote IFL brands, teams and fighters, to market and distribute our products and services and to create awareness for our live events and television broadcast schedule. Through www.ifl.tv, our fans are able to obtain the latest IFL news and information and experience archived video and audio clips of IFL athletes and media events. We also use our website for e-commerce. We promote www.ifl.tv on our televised programming, at live events, and on all collateral marketing materials.

Competition

We are a growth stage company and are constantly seeking to increase our fan base. The MMA industry is also rapidly growing and evolving, and we face competition from other promoters of MMA sporting events, including the UFC, owned by Zuffa, LLC, a widely known MMA promoter in the United States. UFC produces MMA events for cable television through its agreement with SpikeTV and for pay-per-view audiences. Other U.S. based MMA competitors include Strikeforce, ProElite FC, Pride, K-1 and BodogFight. Most promoters operate on an event-by-event basis and rely on the presence of a few well-known athletes to promote their events and, other than the UFC, have not been available on free television.

With MMA enjoying popularity on a global basis, we face competition from a variety of non-U.S. based organizations. Pride Fighting is a Japan-based organization that draws significant live event and television audiences. Pride, owned by Japanese parent company Dream Stage Entertainment, hosted its first event in Tokyo in 1997. Pride organized its first U.S.-based event in October 2006 and has plans to hold additional U.S. events in the future. Pride recently lost its free television distribution deal with Fuji TV and is now only available via pay-per-view. Pride draws upon a global talent pool for its events with many fighters coming from the United States, Brazil and Europe. In addition to these larger organizations that enjoy global followings, we will compete with local market based organizations. In late March 2007, the UFC announced that it purchased Pride Fighting of Japan.

For our live and television audiences, we face competition from other professional and college sports as well as from other forms of live, filmed and televised entertainment and other leisure activities. We compete with entertainment companies, professional and college sports leagues and other makers of branded apparel and merchandise for the sale of our branded merchandise.

Trademarks and Copyrights

Intellectual property is material to all aspects of our operations, and we expend substantial cost and effort in an attempt to maintain and protect our intellectual property and to avoid infringing other parties’ intellectual property. We have a portfolio of trademarks and service marks and maintain a catalog of copyrighted works, including copyrights to our television programming and certain photographs.

When necessary, we intend to enforce our intellectual property rights by, among other things, searching the Internet to detect unauthorized use of our intellectual property, seizing goods that feature unauthorized use of our intellectual property and seeking restraining orders and/or damages in court against individuals or entities infringing upon our intellectual property rights. Our failure to curtail piracy, infringement or other unauthorized use of our intellectual property rights effectively could adversely affect our operating results.

Insurance

We currently have three general liability insurance policies: one for our New York office, one for our Nevada office and a special events policy for MMA events. For each event hosted to date, we have purchased event-specific insurance that met or exceeded the requirements of the relevant state athletic commissions. We have errors and omission insurance for our television broadcasts on FSN and MNTV. We also have special accident insurance for athletes that participate in our MMA events. We also have directors and officers liability insurance.

Regulation

Live Events

MMA is permitted in 35 states in the U.S. and numerous other countries. In most states in the U.S. that allow MMA and some foreign jurisdictions, athletic commissions and other regulatory agencies require us to obtain licenses and permits for promoters, athletes and events, and provide other information, such as medical clearances, in order to promote and conduct our MMA events. If we fail to comply with the regulations of a particular jurisdiction, we may be prohibited from promoting and conducting live events in that jurisdiction. The inability to present live events could lead to a decline in the various revenue streams we generate from live events, which could adversely affect our operating results.

Television Programming

The production and distribution of television programming by independent producers is not directly regulated by the federal or state governments, but the marketplace for television programming in the United States is substantially affected by government regulations applicable to, as well as social and political influences on, television stations, television networks and cable and satellite television systems and channels. We voluntarily designate the suitability of our television programming using standard industry practices. A number of governmental and private sector initiatives relating to the content of media programming have been announced. Changes in governmental policy and private sector perceptions could further restrict our program content and adversely affect our viewership levels and operating results.

Employees

As of October 1, 2007, we had 36 employees, with 28 employees based in New York City and an additional 8 based in Las Vegas. We believe that our relationships with our employees are generally good. None of our employees is represented by a union.

Legal Proceedings

From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business. We are not aware of any pending or threatened legal proceeding that, if determined in a manner adverse to us, could have a material adverse effect on our business and operations. We have received a letter from an investor who participated in our August 2007 private placement. The letter alleges unlawful activities, misrepresentations and fraud in connection with the August 2007 private placement, and demands a full refund of the investor’s $500,000 investment in the private placement. No lawsuit has been commenced at this time.

Facilities

Our principal office is located in New York City, New York, where we lease 4,300 square feet of office space pursuant to a lease that expires in August 2010. We have a one-year lease for an office in Las Vegas, Nevada, expiring in January 2008. If we require additional space, we believe that we will be able to obtain such space on commercially reasonable terms.

MANAGEMENT

Directors and Executive Officers

The following persons are our directors and executive officers, and hold the offices set forth opposite their names:

Name	Age	Position

Gareb Shamus	38	Chairman of the Board of Directors and Chief Executive Officer
Kurt Otto	37	Vice Chairman of the Board of Directors and Commissioner
Jeffrey M. Jagid	38	Director
Kevin Waldman	36	Director
Jay Larkin	56	President and Chief Operating Officer
Michael C. Keefe	50	Executive Vice President, General Counsel and Corporate Secretary

Gareb Shamus has been the Chairman of our board of directors, our Chairman of the Board and Chief Executive Officer since the Merger. Mr. Shamus also served as our President until September 21, 2007, when we hired Jay Larkin as President and Chief Operating Officer. Prior to the Merger, Mr. Shamus held the same positions with Old IFL. Mr. Shamus is also currently the Chairman and a director of the Wizard Entertainment Group, a magazine publisher and convention promoter focused primarily on the comic book, toy, gaming, action figure and anime/manga industries. Mr. Shamus has appeared numerous times as a commentator on pop-culture on CNN, CNBC, NBC, ABC, CBS and FOX and in many newspapers and magazines, including The New York Times, The Wall Street Journal, USA Today, Newsweek, Time, Variety and Inc. Magazine. Mr. Shamus founded Wizard in 1991 shortly after graduating from the State University of New York at Albany with a Bachelor of Arts degree in Economics, Magna Cum Laude.

Kurt Otto has been the Vice Chairman of our board of directors and our Commissioner since the Merger. Prior to the Merger, Mr. Otto held the same positions with Old IFL. Mr. Otto is also currently an Associate at FDS Architecture, a leading New Jersey architecture firm, which he joined in 1997, and a partner in Timeless Estates, a luxury residential land developer in northern New Jersey. Mr. Otto is currently a 2nd degree black belt in tae-kwon do and is studying jiu-jitsu under world champion Renzo Gracie. Mr. Otto has had a lifelong passion for martial arts, which he has been studying for nearly 30 years and teaching for over 15 years. Mr. Otto graduated from the Pratt Institute in 1994 with a Bachelor of Architecture degree.

Jeffrey M. Jagid has been a director since May 1, 2007. Mr. Jagid has been the Chairman of the Board of I.D. Systems, Inc., a provider of advanced wireless solutions for tracking and managing enterprise assets, since June 2001 and its Chief Executive Officer since June 2000. Prior thereto, he served as its Chief Operating Officer. Since he joined I.D. Systems, Inc. in 1995, Mr. Jagid also has served as a director as well as the I.D. Systems’ General Counsel. Mr. Jagid received a Bachelor of Business Administration from Emory University in 1991 and a Juris Doctor degree from the Benjamin N. Cardozo School of Law in 1994. Prior to joining I.D. Systems, Mr. Jagid was a corporate litigation associate at the law firm of Tannenbaum Helpern Syracuse & Hirschtritt LLP in New York City. He is a member of the Bar of the States of New York and New Jersey. Mr. Jagid is also a director of Coining Technologies, Inc. and sits on the executive committee of the NJ-PA Council of the AeA (formerly the American Electronics Association). I.D. Systems, Inc. trades on the Nasdaq Global Market under the ticker “IDSY” and is engaged in the development, marketing, and sale of wireless solutions.

Kevin Waldman joined our Board of Directors on June 12, 2007. Mr. Waldman is a Managing Director of Veronis Suhler Stevenson, a private equity firm that invests buyout and structured capital funds in the media, communications, information and education industries in North America and Europe. Mr. Waldman has been with Veronis Suhler Stevenson since 1996, and has a broad range of experience with numerous sectors within the media and communications industries, including directory publishing, radio and television broadcasting, cable television, business information, marketing services, wireless communication towers and telecommunication services. Mr. Waldman has been active across a range of VSS portfolio companies, including ITN Networks, DOAR Communications Inc., Riviera Broadcast Group, GoldenState Towers, User-Friendly Phone Book, Birch Telecom, Broadcasting Partners Holdings, Spectrum Resources Towers and Triax Midwest Associates. Mr. Waldman currently serves as a member of the Board of ITN Networks, User-Friendly, DOAR Communications Inc. and Riveira Broadcast Group. He previously served as a member of the Boards of GoldenState Towers and ionex Telecommunications. Prior to joining VSS, Mr. Waldman worked at JP Morgan & Co. Mr. Waldman holds a Bachelor of Science degree from Syracuse University.

Jay Larkin joined us on September 21, 2007 as our President and Chief Operating Officer. In 2006, Mr. Larkin began his own multimedia production company, which provided services to us in early 2007. Prior to that, Mr. Larkin was with Showtime Networks in various positions from 1984 until 2006. In his last position with Showtime, Mr. Larkin was Senior Vice President and Senior Executive Producer of Showtime Sports & Event Programming for Showtime Networks. In that capacity, he was responsible for the programming, acquisition and production of comedy and music events for the premium television network as well as running the company’s highly successful boxing franchise. In 2005, Mr. Larkin received nominations for both a Primetime Emmy Award and a Tony Award. Mr. Larkin has been intricately involved in the marketing, distribution and production of many record-setting and award-winning pay per view concerts including “The Backstreet Boys in Concert,” “The Spice Girls: Wild,” “The Rolling Stones: Steel Wheels,” and “Music for Montserrat” featuring Paul McCartney, Eric Clapton, Sting and Elton John. Prior to being employed by Showtime, Mr. Larkin’s worked extensively in professional theater and the performing arts, both on- and off-Broadway. He holds a Bachelor of Arts degree in theater and directing from C.W. Post College of Long Island University. He also studied at the Boston Conservatory of Music and UCLA’s School of Theater, Film and Television.

Michael C. Keefe joined us on March 28, 2007. Mr. Keefe is our Executive Vice President, General Counsel and Corporate Secretary, and was our President of Legal and Business Affairs prior to Jay Larkin join us as President and Chief Operating Officer. Prior to his employment with us, Mr. Keefe previously served in various legal roles with Lucent Technologies for ten years since its inception in 1996, including the last four as the Law Vice President, Corporate. Mr. Keefe was responsible for all legal aspects of SEC reporting and compliance, corporate governance, mergers and acquisitions, corporate finance and numerous other areas. Prior to Lucent Technologies, Mr. Keefe served in various legal roles with AT&T and was in private practice at the law firm McCarter & English, LLP. Mr. Keefe, a former Certified Public Accountant, began his career at Coopers & Lybrand, a predecessor firm to PricewaterhouseCoopers LLP. Mr. Keefe graduated from Seton Hall University School of Law and from Seton Hall University with a Bachelor of Science degree in Business Administration.

Recent Changes in Directors and Executive Officers

As part of Merger, our two then existing directors and Old IFL’s three then existing directors were elected as our directors, and Old IFL’s officers became our officers, except that upon the consummation of the Merger, Salvatore A. Bucci, our President and Chief Executive Offer before the Merger, resigned from these positions and was appointed as our Chief Financial Officer, Executive Vice President and Treasurer. On April 25th, Mr. Kurtz voluntarily resigned as one of our directors and Mr. Bucci decided not to stand for reelection at our 2007 annual meeting on June 28, 2007.

Joel Ehrlich, formerly our Chief marketing Officer and President of Sale, resigned from the Company, effective as of the close of business on June 30, 2007.

On April 2, 2007, we entered into an agreement and general release (the “Agreement and Release”), pursuant to which Salvatore A. Bucci, our Chief Financial Officer, Executive Vice President and Treasurer agreed to resign effective at the close of business on June 30, 2007. This Agreement and Release was amended and restated as of June 19, 2007, pursuant to which Mr. Bucci’s resignation date was extended to September 30, 2007. Under these arrangements, Mr. Bucci continued to serve as our Chief Financial Officer, Executive Vice President and Treasurer through September 30, 2007. We have not yet replaced Mr. Bucci, but are searching for a successor. In the interim, Gareb Shamus, our Chairman of the Board and Chief executive Officer, will serve in that role.

On September 21, 2007, Jay Larkin joined us as President and Chief Operating Officer.

Family Relationships

There are no family relationships among the individuals comprising our board of directors, management and other key personnel.

Board Committees

In August 2007, our Board of Directors established an Audit Committee, Compensation Committee and Nominating Committee and adopted charters for each of these committees. Mr. Jagid and Waldman are the sole members of all three committees, with Mr. Jagid serving as the chairman of the Audit Committee and Mr. Waldman serving as the chairman of the Compensation Committee and the Nominating Committee. The Board has adopted director independence standards, which meet the director independence criteria of the American Stock Exchange, and has affirmatively determined that both Messrs. Jagid and Waldman are independent directors under the Board’s Director Independence Standards.

Code of Ethics

We have adopted a written code of ethics that applies to our principal executive officer, principal financial officer, or persons performing similar functions. This code is intended to promote honest and ethical conduct, full and accurate reporting and compliance with laws, as well as other matters.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Compensation Committee. Prior to August 2007, we did not have a compensation committee or another committee forming a similar function, and the Board of Directors served in this function.

COMPENSATION DISCUSSION AND ANALYSIS

Following the Merger on November 29, 2006, Gareb Shamus became the Chairman of our board of directors and our Chief Executive Officer and President, Mr. Otto became Vice Chairman of our board of directors and our Commissioner and Mr. Bucci resigned as our Chief Executive Officer and President but was appointed our Chief Financial Officer, Executive Vice President and Treasurer. Mr. Bucci was our sole executive officer during fiscal 2006 for the period prior to the Merger. Although International Fight League, LLC, the predecessor to Old IFL, was formed in March 2005, Old IFL’s business activities did not commence until January 2006. As a result, Old IFL did not accrue or pay any compensation to its executive officers prior to 2006.

With respect to our executive compensation policies, the board of directors had determined that until a business combination or other strategic transaction was completed, we would continue to compensate our then sole executive officer on a basis commensurate with prior cash compensation and benefit levels, as equity incentives were not a meaningful element of compensation while we were a shell corporation without an operating business.

Now that we have acquired the mixed martial arts sports league business of Old IFL and are rounding out our management team, our board of directors has begun reviewing and modifying, as necessary, our executive compensation policies in light of our current status as an operating company. This review will be conducted with the goal of compensating our executives so as to maximize their, as well as our, performance.

Our board of directors established our Compensation Committee in August 2007. The Compensation Committee will annually evaluate individual executive performance with a goal of setting compensation at levels it believes are comparable with executives in other companies of similar size and stage of development in similar industries while taking into account our relative performance and our own strategic goals.

Elements of Compensation

The compensation received by our executive officers consists of the following elements:

Mr. Bucci was our sole executive officer during fiscal 2005 and during fiscal 2006 for the period prior to the Merger.

Base Salary

Base salaries for our executives are established based on the scope of their responsibilities and individual experience. Subject to any applicable employment agreements, base salaries will be reviewed annually, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience.

Discretionary Annual Bonus

In addition to base salaries, we have the ability to award discretionary annual bonuses to our executive officers. We have not yet formulated the bases upon which we will grant discretionary bonuses to our executive officers. We may increase the annual bonus paid to our executive officers at our discretion.

Stock Options

We believe that long-term performance is achieved through an ownership culture that encourages such performance by our executive officers through the use of stock and stock-based awards. Our stock option plan has been established to provide our executive officers and other employees with incentives to help align those employees’ interests with the interests of our stockholders. Our board of directors believes that the use of stock option awards represents a significant means for achieving our compensation goals.

Historically, we have granted stock options to our executive officers at the time of their hire and at such other times as the board of directors has deemed appropriate, such as in connection with a promotion or upon nearing full vesting of prior options. In general, the number of shares of common stock underlying the stock options granted to each executive has reflected the significance of that executive’s current and anticipated contributions to us.

The value that may be realized from exercisable options depends on whether the price of the common stock at any particular point in time accurately reflects our performance. However, each individual optionholder, and not the board of directors, makes the determination as to whether to exercise options that have vested in any particular year.

During 2005 and during 2006 for the period prior to the Merger, Mr. Bucci was not granted any stock options given our lack of an operating business. We did not grant any stock options to our executive officers during 2006 or during the first calendar quarter of 2007. As we formulate our new compensation policies as a result of new operations, we expect to grant our executive officers stock options.

Severance Benefits

We provide severance benefits to some of our executive officers on a case-by-case basis, to provide compensation if their employment is terminated without cause. These benefits currently range from three to six months of base salary and are currently only provided to Messrs. Keefe and Larkin. See “Executive Employment Contracts.”

Change of Control Benefits

Our 2006 equity incentive plan provides that in the event that:

•	we merge or consolidate with another corporation,

•	there is an exchange of substantially all of our outstanding stock for shares of another entity in which our stockholders will own less than 50% of the voting shares of the surviving entity or

•	we sell substantially all of our assets,

then, unless otherwise provided in a grantee’s option or award agreement, each outstanding and unexercised stock option or stock award may be assumed by the successor corporation or an equivalent option or stock award will be substituted by the successor. If, however, the successor does not assume the stock options and stock awards or substitute equivalent stock options or stock awards, then each outstanding and unexercised stock option and stock award will become exercisable for a period of at least 20 days prior to the effective date of such transaction and our right of repurchase with respect to shares covered by all outstanding stock purchase rights and all restrictions with respect to restricted stock awards will lapse. Any stock options, or stock awards that are not exercised during such 20-day period shall terminate at the end of such period. As of December 31, 2006, we had not granted any stock options or stock awards to our executive officers under the 2006 equity incentive plan.

Under our agreement with Mr. Larkin, Mr. Larkin is entitled to have all of his unvested stock options and other stock awards fully vest immediately upon the occurrence of any of the above change of control events.

Other Compensation

Consistent with our compensation philosophy, we intend to provide certain benefits and perquisites for our executive officers that we consider necessary to offer competitive opportunities to our officers. The Compensation Committee will undertake to review all aspects of other compensation for our executive officers and other members of management. Presently, we do not have an incentive compensation program for management, other than equity grants, which have not been awarded on a case-by-case basis. We expect that part of the Compensation Committee’s review will be to evaluate an incentive compensation plan or arrangement for our executives and other employees.

Compliance with Internal Revenue Code Section 162(m)

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to a public company for compensation over $1 million paid to its Chief Executive Officer and its four other most highly compensated executive officers. However, if certain performance-based requirements are met, qualifying compensation will not be subject to this deduction limit. Although the limitations of Section 162(m) generally have not been of concern to us while we were a shell corporation, we intend to consider the requirements of Section 162(m) in developing our compensation policies now that we are an operating company.

Role of Executive Officers in Executive Compensation

The compensation that we paid to Messrs. Shamus and Otto during 2006 was paid in accordance with the terms of their existing employment arrangements with Old IFL. As directors of Old IFL, which was a privately held corporation, each of Messrs. Shamus and Otto participated in the determination and approval of their compensation. The compensation that we paid to Mr. Bucci during 2006 was paid in accordance with the terms of Mr. Bucci’s prior employment agreement which were determined by our board of directors in 2001.

In the future, the role of the Compensation Committee will be to determine the compensation of our Chief Executive Officer and to review and approve the compensation for our other executive officers.

Executive Employment Contracts

The information below describes the employment agreements we currently have with our executive officers.

Jay Larkin.  On September 21, 2007, we entered into a employment agreement with Mr. Larkin, whereby Mr. Larkin will serve as our President and Chief Operating Officer. Mr. Larkin will receive an annual base salary of $275,000 during his first six months of employment, then his annual salary will increase to $325,000. Mr. Larkin is eligible to participate in any executive bonus plan established by us.

As part of his new employment agreement, Mr. Larkin was awarded options to purchase 500,000 shares of our common stock under our 2006 Equity Incentive Plan (the “Plan”). The options have an exercise price of $0.46, will vest as to 1/12 of the options every three months, beginning December 21, 2007, and will expire on September 21, 2017. In addition, Mr. Larkin is entitled to an additional award of 250,000 stock options in January 2008 (the “January 2008 options”). These options will have an exercise price equal to the market value of our common stock on the date of award, will vest as to 1/12 upon award, 1/12 on March 21, 2008 and 1/12 every three months thereafter, and will have an expiration date of September 21, 2017. If the exercise price of the stock option grant for the January 2008 options is greater than $0.46, then Mr. Larkin shall be entitled to an award of restricted stock for a number of shares of our common stock (not to exceed 250,000 shares) equal to (i) the product of (x) the amount the exercise price of the January 2008 options exceeds $0.46, multiplied by (y) 250,000, divided by (ii) the exercise price of the January 2008 options. This award of restricted stock will vest as to 1/12 of the shares upon award, 1/12 on March 21, 2008 and 1/12 every three months thereafter. The foregoing equity awards will fully vest upon a “Change of Control Event” (as defined in the Plan).

Mr. Larkin is an employee-at-will, and either Mr. Larkin or we can terminate his employment at any time, with or without “Cause” or “Good Reason” and with or without notice. If Mr. Larkin’s employment is terminated for “Cause” or Mr. Larkin resigns without “Good Reason,” Mr. Larkin will not receive the post-termination payments described below. “Cause” means (a) gross negligence, or willful or wanton breach, by Mr. Larkin of any of his duties to us, (b) gross malfeasance by Mr. Larkin in the performance of his duties to us, (c) material violation by Mr. Larkin of a material Company policy, (d) conduct by Mr. Larkin constituting fraud or dishonesty, or (e) Mr. Larkin is convicted of a felony. “Good Reason” means a material breach of Mr. Larkin’s employment agreement by us, including the failure to award Mr. Larkin stock options and restricted stock in January 2008 as set forth above.

If Mr. Larkin is terminated without Cause, or Mr. Larkin terminates his employment for Good Reason, we will continue to pay Mr. Larkin his then rate of base salary for a period of three (3) months. If Mr. Larkin’s employment terminated without Cause or Mr. Larkin terminates his employment for Good Reason, and Mr. Larkin elects to receive health insurance coverage in accordance with COBRA, we will pay on his behalf any required premiums for such health insurance coverage, for any period in which he remains eligible for such COBRA benefits, for a period of six months. In addition, if Mr. Larkin’s employment is terminated without Cause or he terminates his employment for Good Reason, his stock options and any other equity awards he may have received will immediately vest, and he will have one year to exercise any unexercised stock options.

Salvatore A. Bucci.  During 2006, we paid Mr. Bucci, our Executive Vice President, Chief Financial Officer and Treasurer, in accordance with the terms of his prior employment agreement with us. These compensation arrangements ended on April 1, 2007, as a result of our entry into the Agreement and Release with Mr. Bucci, which was amended and restated as of June 19, 2007. Under the Agreement and Release, Mr. Bucci voluntarily resigned effective at the close of business on September 30, 2007. Under the terms of this arrangement, Mr. Bucci received his regular gross salary, at the annualized rate of $200,000, which was increased to $240,000, less applicable federal, state and local taxes and other appropriate payroll deductions, and in accordance with our prevailing payroll practices. We also continued to reimburse Mr. Bucci the amount of $329.82 per month for an existing privately acquired disability insurance policy covering him and reimburse him for all reasonable out-of-pocket expenses incurred by him in connection with the performance of his duties and obligations, including, but not limited to reimbursement of $250.00 per month for his cell phone and data plans. Under the agreement and release, we paid Mr. Bucci $60,000 on June 28, 2007 and paid Mr. Bucci’s law firm $10,000 for services rendered to Mr. Bucci for the negotiation of the Agreement and Release. Mr. Bucci also received a lump sum payment of $70,000 on September 28, 2007.

Michael C. Keefe.  Mr. Keefe joined IFL pursuant to a two-year employment contract effective as of March 28, 2007. Mr. Keefe is employed at an annual base salary of $240,000 and is eligible to participate in any executive bonus plan established by us. He will receive a guaranteed bonus for 2007 of $25,000, payable in the first quarter of 2008. Pursuant to his employment agreement, Mr. Keefe was awarded 125,000 shares of restricted stock under our 2006 Equity Incentive Plan. The restricted stock will vest as to 25% every 6 months, beginning September 28, 2007.

Mr. Keefe’s employment is at-will, and either Mr. Keefe or IFL can terminate his employment at any time, with or without cause and with or without notice. If we terminate Mr. Keefe’s employment for “cause” or he resigns, he will not receive severance benefits. For purposes of our agreement with Mr. Keefe, “cause” includes, without limitation, the gross neglect, or willful or wanton breach, of any of his duties on behalf of IFL, gross malfeasance in the performance of his duties, fraud, dishonesty or conviction of a felony. If we terminate Mr. Keefe’s employment without cause, he will be entitled to a six month severance package, and any restricted stock or other equity awards that he has at such time will continue to vest during the six-month severance period.

2006 Equity Incentive Plan

Summary of the Plan

Our 2006 Equity Incentive Plan, which was approved by our stockholders on November 27, 2006, provides for the grant of up to 5,000,000 post-reverse-stock-split shares of common stock pursuant to incentive stock options or nonqualified stock options (together with incentive stock options, “Stock Options”), stock purchase rights, stock appreciation rights and restricted and unrestricted stock awards (the latter three, collectively, “Stock Awards”) for employees, directors and consultants. Such shares are currently authorized and unissued, but reserved for issuance under the plan. No more than 500,000 shares of common stock may be awarded to any eligible participant in the plan with respect to Stock Options or Stock Awards during any calendar year.

The plan has a term of ten years. Accordingly, no grants may be made under the plan after November 27, 2016, but the plan will continue thereafter while previously granted Stock Options or Awards remain outstanding and unexercised.

Administration of the Plan

The plan provides that it be administered by a committee appointed by the board of directors (the “Committee”) comprised of at least two members of the board of directors. The Committee’s membership shall be made up entirely of members of the board of directors who qualify as “non-employee directors,” as defined in Rule 16b-3 under the Securities Exchange Act of 1934, and as “outside directors,” within the meaning of the Department of Treasury Regulations issued under Section 162(m) of the Internal Revenue Code of 1986. The Board has designated the Compensation Committee to serve as the Committee, as the Board has determined that all of the Compensation Committee members qualify as “non-employee directors” and “outside directors.”

The Committee has the power and authority to make grants of Stock Options or Stock Awards or any combination thereof to eligible persons under the plan, including the selection of such recipients, the determination of the size of the grant, and the determination of the terms and conditions, not inconsistent with the terms of the plan, of any such grant including, but not limited to:

•	approval of the forms of agreement for use

•	the applicable exercise price;

•	the applicable exercise periods;

•	the applicable vesting period;

•	the acceleration or waiver of forfeiture provisions; and

•	any other restrictions or limitations regarding the Stock Option or Stock Award.

The Committee also has the authority, in its discretion, to prescribe, amend and rescind the administrative rules, guidelines and practices governing the plan as it shall from time to time deem advisable. The Committee may construe and interpret the terms of the plan and any Stock Options or Stock Awards issued under the plan and any agreements relating thereto and otherwise supervise the administration of the plan. In addition, the Committee may modify or amend each Stock Option or stock purchase right granted under the plan. All decisions made by the Committee pursuant to the provisions of the plan are final and binding on all persons, including us and all plan participants.

Eligibility

Employees and directors of, and consultants providing services to, us are eligible to be granted non-qualified stock options and Stock Awards under the plan. Our employees are also eligible to receive incentive stock options. The Committee shall select from among the eligible persons under the plan as recommended by our senior management, from time to time in its sole discretion, to make certain grants of Stock Options or Stock Awards, and the Committee shall determine, in its sole discretion, the number of shares covered by each award.

Stock Options

Stock Options may be granted to eligible persons alone or in addition to Stock Awards under the plan. Any Stock Option granted under the plan shall be in such form as the Committee shall from time to time approve, and the provisions of a Stock Option award need not be the same with respect to each optionee. Recipients of Stock Options must enter into a stock option agreement with us, in the form determined by the Committee, setting forth the term, the exercise price and provisions regarding exercisability of the Stock Options granted thereunder. The Committee may grant either incentive stock options or non-qualified stock options or a combination thereof, but the Committee may not grant incentive stock options to any individual who is not one of our employees. To the extent that any Stock Option does not qualify as an incentive stock option, it shall constitute a separate non-qualified stock option. The Committee may not grant to any employee incentive stock options that first become exercisable in any calendar year in an amount exceeding $100,000.

Incentive stock options and nonstatutory stock options may not be granted at less than the fair market value of the underlying common stock at the date of the grant. Incentive stock options may not be granted at less than 110% of fair market value if the employee owns or is deemed to own more than 10% of the combined voting power of all classes of our stock at the time of the grant. Stock Options can be exercisable at various dates, as determined by the Committee and will expire no more than 10 years from the grant date, or no more than five years for any Stock Option granted to an employee who owns or is deemed to own 10% of the combined voting power of all classes of our stock.

Once vested, Stock Options granted under the plan are exercisable in whole or in part at any time during the option period by giving written notice to us and paying the option price:

•	in cash or by certified check;

•	through delivery of shares of common stock having a fair market value equal to the purchase price; or

•	a combination of these methods.

The Committee may also permit cashless exercises of Stock Options.

Stock Options issued under the plan may not be transferred other than by will or by the laws of descent and distribution. During an optionee’s lifetime, a Stock Option may be exercised only by the optionee. Unless otherwise provided by the Committee, Stock Options that are exercisable at the time of a recipient’s termination of service with us will continue to be exercisable for three months thereafter, or for twelve months thereafter if the optionee’s employment is terminated due to their death or disability.

Stock Appreciation Rights

Stock appreciation rights may be granted to eligible persons alone or in addition to Stock Options or other Stock Awards under the plan. The Committee will determine the number of shares of common stock to which the stock appreciation rights shall relate. Each stock appreciation right will have an exercise period determined by the Committee not to exceed 10 years from the grant date. Upon exercise of a stock appreciation right, the holder will receive cash or a number of shares of common stock equal to:

(x) the number of shares for which the stock appreciation right is exercised multiplied by the appreciation in the fair market value of a share of common stock between the stock appreciation right grant date and exercise date, divided by

(y) the fair market value of a share of common stock on the exercise date of the stock appreciation right.

Stock Purchase Rights

Stock purchase rights may be granted to eligible persons alone or in addition to Stock Options or other Stock Awards under the plan. A stock purchase right allows a recipient to purchase a share of common stock at a price determined by the Committee. Unless otherwise determined by the Committee, we will have the right to repurchase the shares of common stock acquired upon exercise of the stock purchase right upon the recipient’s termination of service, for any reason, prior to the satisfaction of the vesting conditions established by the Committee. Unless otherwise determined by the Committee, our right of repurchase will lapse as to 1/6th of the purchase shares on the date that is six months after the grant date, and as to an additional 1/6th of such shares every six months thereafter. Upon exercise of a stock purchase right, the purchaser will have all of the rights of a stockholder with respect to the shares of common stock acquired.

Stock purchase rights may not be transferred other than by will or by the laws of descent and distribution, and during a recipient’s lifetime, a purchase grant may be exercised only by the recipient. Unless otherwise determined by the Committee, if a recipient’s service to us terminates for any reason, all stock purchase rights held by the recipient will automatically terminate.

Restricted and Unrestricted Stock Awards

Restricted and unrestricted stock awards may be granted to eligible persons alone or in addition to Stock Options or other Stock Awards under the plan. Shares of common stock granted in connection with a restricted stock award are generally subject to forfeiture upon:

•	termination of the recipient’s service with us prior to vesting; or

•	the failure by the recipient to meet performance goals established by the Committee as a condition of vesting.

Shares of common stock subject to a restricted stock award cannot be sold, transferred, assigned, pledged or otherwise encumbered or disposed of until the applicable restrictions lapse. Unless otherwise determined by the Committee, holders of shares of common stock granted in connection with a restricted stock award have the right to vote such shares and to receive any cash dividends with respect thereto during the restriction period. Any stock dividends will be subject to the same restrictions as the underlying shares of restricted stock. Unrestricted stock awards are outright grants of shares of common stock that are not subject to forfeiture.

Effect of Certain Corporate Transactions

If:

•	we merge or consolidate with another corporation,

•	there is an exchange of substantially all of our outstanding stock for shares of another entity in which our stockholders will own less than 50% of the voting shares of the surviving entity or

•	we sell substantially all of our assets,

then, unless otherwise provided by the Committee in a grantee’s option or award agreement, each outstanding and unexercised Stock Option or Stock Award may be assumed by the successor corporation or an equivalent option or stock award will be substituted by the successor. If, however, the successor does not assume the Stock Options and Stock Awards or substitute equivalent stock options or stock awards, then each outstanding and unexercised Stock Option and Stock Award will become exercisable for a period of at least 20 days prior to the effective date of such transaction and our right of repurchase with respect to shares covered by all outstanding stock purchase rights and all restrictions with respect to restricted stock awards will lapse. Any Stock Options, or Stock Awards that are not exercised during such 20-day period shall terminate at the end of such period.

Stock Options and Stock Awards made under the plan will be proportionately adjusted for any increase or decrease in the number of issued shares of common stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the common stock, or any other increase or decrease in the number of issued shares of common stock effected without receipt of consideration by the company.

1998 Equity Incentive Plan

Summary of the Plan

Under our 1998 Equity Incentive Plan, which amended and restated our 1998 Stock Plan (the “1998 plan”), we originally were permitted to grant stock options (incentive and nonstatutory), stock appreciation rights, performance shares, restricted stock and stock units (“Awards”) to our employees and consultants and those of our affiliates up to a maximum of 4,800,000 shares. In February 2000, the board of directors approved an amendment to the 1998 plan to increase the number of shares covered by the 1998 plan by 6,000,000, to 10,800,000, subject to adjustment for stock splits and similar capital changes. The amendment was approved by our stockholders at our June 19, 2000 annual meeting of stockholders. Following the reverse stock split, there are 270,401 shares available for future grants under the 1998 plan. However, as a result of the adoption of our 2006 Equity Incentive Plan, we do not intend to make any additional Awards under the 1998 plan. Following the reverse stock split, options to purchase an aggregate of 264,772 shares of common stock were outstanding under the 1998 plan. At December 31, 2006, options to purchase an aggregate of 263,935 shares of common stock were outstanding under the 1998 plan.

The purpose of the 1998 plan was to enable us to attract and retain key employees and consultants, to provide incentives for them to achieve long-range performance goals and to enable them to participate in our long-term growth.

Options could be granted under the 1998 plan through the assumption or substitution of outstanding grants from an acquired company without reducing the number of shares available for award under the 1998 plan.

Administration and Eligibility

Awards had been made by a committee designated by the board of directors to administer the 1998 plan. The committee was authorized to delegate to one or more officers the power to make awards under the 1998 plan to persons other than our officers who are subject to the reporting requirements of Section 16 of the Exchange Act. Awards under the 1998 plan have been made at the discretion of the committee, which determined the recipients and established the terms and conditions of each award, including the exercise price, the form of payment of the exercise price, the number of shares subject to options or other equity rights and the time at which such options become exercisable.

The 1998 Plan provided for the granting of incentive stock options and non-statutory stock options. In the case of incentive stock options, the exercise price shall not be less than 100% of the fair market value per share of the Company’s common stock, on the date of grant. In the case of non-statutory options, the exercise price shall be determined by the committee. All stock options under the 1998 plan have been granted at exercise prices at least equal to the fair market value of the common stock on the date of grant.

The options either were exercisable immediately on the date of grant or became exercisable in such installments as the committee may specify, generally over a four-year period. Each option expires on the date specified by the committee, but not more than ten years from the date of grant in the case of incentive stock options (five years in other cases).

Summary Compensation Table

The following table summarizes our estimate of the total compensation awarded to our Chief Executive Officer, Chief Financial Officer and other named executive officers as of December 31, 2006.

					All Other
		Salary		Bonus	Compensation	Total
Name and Principal Position	Year	($)		($)	($)	($)

Gareb Shamus	2006	60,000	(1)	0	0	60,000
Chief Executive Officer and President
Kurt Otto	2006	60,000	(1)	0	0	60,000
Commissioner
Salvatore Bucci(2)	2006	188,301		0	0	188,301
Chief Financial Officer, Executive Vice President and Treasurer

(1)	Effective July 1, 2006, each of Messrs. Shamus and Otto has been employed by us or Old IFL pursuant to an aggregate annual base salary of $120,000. Effective January 1, 2007, we increased each of their annual base salaries to $250,000.

(2)	Mr. Bucci resigned as of September 30, 2007 (see “Executive Employment Contracts”).

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes equity awards granted to our Chief Financial Officer that were outstanding at the end of fiscal 2006:

Number of Securities
	Underlying Unexercised	Option	Option
	Options	Exercise	Expiration
Name	(#) Exercisable	Price	Date

Salvatore A. Bucci	16,250 (1)	$21.75	5/25/10

(1)	Reflects the effect of the 1-for-20 reverse stock split on November 29, 2006, which reduced to 16,250 shares the 325,000 shares originally issuable upon exercise of such options and increased the option exercise price per share to $21.75 from $1.09.

Potential Payments upon Termination

Our employment agreements with Messrs. Keefe and Larkin provide for various payments and benefits upon terminations of their employment in some circumstances. Each of these agreements and the potential payments upon a termination of employment is described under “Executive Employment Contracts.” We do not have any other policies, agreements or arrangements regarding potential payments upon termination of employment.

Compensation of Directors

Our non-employee directors receive equity grants, and currently do not receive any cash compensation. Under our current non-employee director compensation arrangement, non-employee directors receive an upfront grant of options to purchase 300,000 shares of common stock. Beginning February 20, 2008, and every six months thereafter, each non-employee director will receive an additional grant of options to purchase 50,000 shares. All option grants (a) will be awarded under the Plan, (b) will have an exercise price equal to the fair market value (as defined in the Plan) of our common stock on the grant date, (c) will have a ten year expiration date, and (d) will vest in six equal semi-annual installments, commencing six months after the grant. The first equity grants of 300,000 options were awarded to Messrs. Jagid and Waldman on August 24, 2007. Prior to that date, none of our non-employee directors received an compensation.

Limitation on Liability and Indemnification Matters

Section 145 of the Delaware General Corporation Law grants us the power to indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director, officer, employee or agent of IFL, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of IFL, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. No indemnification, however, shall be made in connection with any proceeding brought by or in the right of IFL where the person involved is adjudged to be liable to IFL except to the extent approved by a court. Under Section 145, to the extent that one of our present or former directors or officers is successful on the merits or otherwise in defense of any of these actions, suits or proceedings, or in defense of any claim, issue or matter, we must indemnify the director or officer against expenses, including attorneys’ fees, that the director or officer actually and reasonably incurs because of the action, suit or proceeding.

Under Section 145, we may pay in advance the costs and expenses a director or officer incurs in the course of such a proceeding if the he or she affirms in writing that he or she believes he or she has met the standards for indemnification and will personally repay the expenses if it is determined that the officer or director did not meet the standards. Under our certificate of incorporation, we will not indemnify any person who seeks indemnification in connection with a proceeding initiated by such officer or director unless the initiation was approved by the board of directors.

Article Eighth of our certificate of incorporation and Article VI of our bylaws provide that we shall, to the fullest extent permitted by law, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was, or has agreed to become, a director or officer of IFL, or is or was serving, or has agreed to serve, at our request, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise. This indemnification may include the advancement of expenses to an indemnified person upon his or her written undertaking to repay such advancement if it is ultimately determined that he or she is not entitled to indemnification. The indemnification provided for in Article Eighth of our certificate of incorporation and Article VI of our bylaws are expressly not exclusive of any other rights to which those seeking indemnification may otherwise be entitled. Article Eighth of our certificate of incorporation permits the board of directors to authorize the grant of indemnification rights to other employees or agents of IFL or other persons serving us and such rights may be equivalent to, or greater or less than, those set forth in Article Eighth.

Article Ninth of our certificate of incorporation eliminates a director’s personal liability for monetary damages to us and our stockholders for breaches of fiduciary duty as a director, except in circumstances involving a breach of a director’s duty of loyalty to us or our stockholders, acts or omissions not in good faith, intentional misconduct, knowing violations of the law, the unlawful payment of dividends, the unlawful repurchase or redemption of stock or an improper personal benefit.

The limitation of liability and indemnification provisions in our certificate of incorporation may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. A stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

Directors’ and Officers’ Insurance

We currently maintain a directors’ and officers’ liability insurance policy that provides our directors and officers with liability coverage relating to certain potential liabilities.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

There are no material relationships between us and our current directors, executive officers, and stockholders beneficially owning more than 5% of our outstanding shares of common stock other than the transactions and relationships described where required in “Compensation Discussion and Analysis” and as follows below:

Loans from Directors, Officers, Stockholders and Affiliated Parties

On October 8, 2003, Paligent entered into a promissory note with Richard J. Kurtz, then our principal stockholder and one of our then directors, under which we received loans to meet our operating costs. The loan was evidenced by a promissory note that we issued to Mr. Kurtz. The loan accrued interest at 8% per annum, and after its first anniversary, the outstanding loan amount was payable on demand. As of the Merger, the aggregate balance of principal and interest due under the promissory note was $920,000, consisting of $840,000 in principal and $80,000 of accrued interest.

In connection with and as required by the Merger Agreement, Paligent and Mr. Kurtz entered into a contribution agreement, dated as of August 25, 2006, providing that, immediately following the Merger, Mr. Kurtz would contribute to IFL all or a portion of the amounts owed to him by Paligent pursuant to the promissory note issued to him by Paligent, but not less than $651,000, in exchange for shares of common stock of the Company. Upon the Merger, Mr. Kurtz, elected to contribute only the minimum amount of $651,000, and in exchange, Mr. Kurtz received 1,627,500 shares of common stock of IFL at the conversion rate of $0.40 per share. Immediately following the debt conversion, the balance of principal and interest owed to Mr. Kurtz under his promissory note with Paligent was $269,000, which was repaid in its entirety on December 28, 2006.

On August 1, 2006, Old IFL entered into a promissory note with Mr. Kurtz, which loan was evidenced by a promissory note that Old IFL issued to Mr. Kurtz. Through December 2006, Mr. Kurtz has loaned Old IFL and us an aggregate of $4.9 million to fund MMA operations. The loans accrued interest at 8% per annum and were repayable upon the earlier of:

•	the first anniversary of the promissory note, or August 1, 2007; and

•	the first funding of debt and/or equity capital subsequent to the Merger that results in aggregate net cash proceeds to Old IFL of not less than $5 million.

As a result of our December 2006 private placement, we were required to and did repay all of our outstanding indebtedness plus accrued interest owed to Mr. Kurtz using approximately $5.2 million of the net proceeds from the private placement.

Securities Transactions with Old IFL

On June 16, 2005, Mr. Kurtz, then a director of Paligent, advanced $25,000 to Old IFL to help defray start-up costs. In January 2006, in connection with Old IFL’s private placement of its Series A preferred stock, Mr. Kurtz converted his earlier $25,000 advance to IFL into 111,111 shares of Old IFL Series A Preferred Stock at a conversion price of $0.225 per share. On April 26, 2006, Mr. Kurtz invested an additional $1,000,000 and received 4,444,444 shares of Old IFL Series A preferred stock at a purchase price of $0.225 per share. At the time of the Merger, Mr. Kurtz owned 4,555,555 shares of Old IFL preferred stock, which together with accrued dividends of $49,513 thereon, were converted into 4,775,610 shares of Old IFL common stock immediately prior to the Merger at a conversion price of $0.225 per share. These shares of Old IFL common stock subsequently were converted into 4,930,213 shares of IFL common stock in the Merger.

Lease Guaranty

In connection with Old IFL’s lease of our New York City headquarters in August 2006, Mr. Shamus executed an unconditional and irrevocable guaranty of Old IFL’s obligations under the lease. The Board of Directors approved an indemnity agreement, which has been entered into between us and Mr. Shamus, whereby we will indemnify Mr. Shamus for any amounts he pays under the guaranty. This lease commenced on September 1, 2006 and expires on August 31, 2010. Rent expense initially is $13,394 per month (not including escalations) commencing on November 1, 2006 and payable in advance. Future minimum rental payments as of September 1, 2007 are as follows:

2007	$55,200
2008	$164,000
2009	$169,000
2010	$113,000

Transactions with Entities Controlled by Our Chief Executive Officer

Prior to moving to its new principal office in New York City in October 2006, Old IFL utilized office space provided by a business venture controlled by Mr. Shamus. No rent was charged to Old IFL under this arrangement, nor is there any obligation upon us or Old IFL to pay rent for its past use of such premises.

In addition, certain business transactions are transacted among Old IFL and two business ventures that are controlled by Mr. Shamus, our chief executive officer. Typically, Old IFL reimburses these related companies for charges incurred and advances made on Old IFL’s behalf. Further, Old IFL purchases certain goods and services from these related companies. As of June 30, 2007, approximately $58,000 was owed to these related companies, which is included in accounts payable, relating to transactions aggregating $230,000 and $580,000 for the three and six months ended June 30, 2007 and $123,000 and $162,000 for the three and six months ended June 30, 2006. As of December 31, 2006, approximately $166,000 was owed to these related companies, relating to transactions aggregating $442,000 for the twelve months ended December 31, 2006.

Review, Approval and Ratification of Related Party Transactions

Given Old IFL’s small size and limited financial resources, Old IFL had not adopted prior to the Merger formal policies and procedures for the review, approval or ratification of transactions, such as those described above, with its executive officers, directors and significant stockholders. In August 2007, our Board of Directors established an Audit Committee consisting of independent directors. The charter for the Audit Committee provides for the Audit Committee to review annually all transactions or series of similar transactions to which the Company is or was a party and in which any director, executive officer or beneficial holder of more than 5% of any class of our common stock or members of such person’s immediate family had or will have a direct or indirect material interest.

Director Independence

The Board of Directors has adopted Director Independence Standards, which incorporate all of the director independence standards of the American Stock Exchange (“AMEX”) and, in some respects, are more stringent. These standards require that a director be considered independent only if the director does not have, and generally has not had in the most recent three years, any material relationships with the company, including any affiliation with our independent auditors. The Board has reviewed each of the directors’ relationships with us in conjunction with the board’s Director Independence Standards and has affirmatively determined that Jeffrey Jagid and Kevin Waldman are independent under the board’s Director Independence Standards. In making this determination, the Board took into account that no independent director (or immediate family member of any independent director) has a business relationship with us or any of our subsidiaries, other than service as a director. Messrs. Jagid and Waldman are the only directors who serve on our Audit Committee, Compensation Committee and Nominating Committee.

As only two of our four directors are independent, we currently do not satisfy the “independent director” requirements of AMEX or any other national securities exchanges, which require that a majority of a company’s directors be independent. Presently, we are not required to comply with the director independence requirements of any securities exchange. We are seeking to add at least one more non-employee board member who will satisfy the board’s Director Independence Standards.

PRINCIPAL STOCKHOLDERS

The following table set forth information regarding the beneficial ownership of our common stock as of October 1, 2007, by:

•	each person known to be the beneficial owner of 5% or more of our outstanding common stock;

•	each of our executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and is calculated based on 79,058,509 shares of our common stock issued and outstanding on October 1, 2007. In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, we have included the number of shares of common stock that the stockholder may acquire within 60 days after October 1, 2007 pursuant to options or warrants. Those shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name. The address of each stockholder is listed in the table.

	Shares		Percent
Name and Address of Beneficial Owner	Beneficially Owned		of Class

5% Stockholders
Nadir Tavakoli and related entities(1)	8,400,000		10.5%
Atlas Master Fund, Ltd.(2)	6,998,315		8.7%
Midsummer Investment Ltd.(3)	6,000,000		7.4%
SOF Investments, L.P.(4)	5,850,000		7.2%
Richard J. Kurtz(5)	5,557,713		7.0%
Enable Capital Management and related entities(6)	5,250,000		6.5%
Paul Tudor Jones, II, James J. Pallotta and related entities(7)	4,800,000		6.1%
Ronald Heller and related entities(8)	4,500,000		5.6%
Named Executive Officers and Directors
Kurt Otto(9)	9,291,361		11.7%
Gareb Shamus(9)	7,923,700	(10)	10.0%
Jeffrey M. Jagid(9)	—		* %
Kevin Waldman(9)	—		* %
Jay Larkin(9)	—		*
Michael C. Keefe(9)	125,000	(11)	*
All executive officers and directors as a group (6 persons)	17,340,061		21.9%

*	Indicates less than 1%

(1)	Includes 4,168,000 shares and 684,000 warrants held by EagleRock Institutional Partners LP, 2,416,000 shares and 408,000 warrants held by EagleRock Master Fund, LP, for the accounts of EagleRock

Capital Partners, L.P., EagleRock Capital Partners (QP), LP, and EagleRock Capital Partners Offshore Fund, Ltd. and 616,000 shares and 108,000 warrants held by Mr. Tavakoli. EagleRock Capital Management, LLC, as the investment manager of EagleRock Master Fund and EagleRock Institutional Partners, has the sole power to vote and dispose of the shares and warrants held by these entities. In addition to the shares and warrants that Mr. Tavakoli holds directly, as the manager of EagleRock Capital Management, Mr. Tavakoli may direct the voting and disposition of the shares and warrants held by EagleRock Institutional Partners and EagleRock Master Fund. The address of each of Mr. Tavakoli and EagleRock Capital Management is 24 West 40th Street, 10th Floor, New York, NY 10018.

(2)	Dmitry Balyasny in his capacity as Partner to Balyasny Asset Management LP, the investment manager to Atlas Master Fund, Ltd., exercises voting and investment control over the securities owned by Atlas Master Fund, Ltd. The address is 181 West Madison, Suite 3600, Chicago, IL 60602.

(3)	Includes 4,000,000 shares and 2,000,000 warrants. Midsummer Capital, LLC, as investment advisor to Midsummer Investment Ltd., may be deemed to have dispositive power over the shares and warrants owned by Midsummer Investment Ltd. Midsummer Capital, LLC disclaims beneficial ownership of such shares and warrants. Michel Amsalen and Scott Kaufman have delegated authority from the members of Midsummer Capital, LLC with respect to the shares and warrants owned by Midsummer and thus may be deemed to share dispositive and voting power over the shares and warrants held by Midsummer. Messrs. Amsalen and Kaufman disclaim beneficial ownership of such shares and warrants, and neither person has any legal right to maintain such delegated authority. The address for Midsummer is 295 Madison Avenue, 38th Floor, New York, NY 10017.

(4)	Includes 3,900,000 shares and 1,950,000 warrants. MSD Capital, L.P. is the general partner of SOF Investments, L.P. and therefore may be deemed to be the indirect beneficial owner of the shares and warrants owned by SOF Investments, L.P. MSD Capital Management LLC is the general partner of MSD Capital, L.P. The address for these entities is c/o MSD Capital, L.P., 645 Fifth Avenue, 21st Floor, New York, NY 10022.

(5)	Includes 5,057,713 shares and 500,000 warrants. Mr. Kurtz’s address is 270 Sylvan Avenue, Englewood Cliffs, NJ 07646.

(6)	Includes 3,325,000 shares and 1,662,500 warrants held by Enable Growth Partners LP and 175,000 shares 87,500 warrants held by Pierce Diversified Strategy Master Fund LLC. Enable Capital Management, LLC is the manager of these holders, and Mitch Levine is the manager and majority owner of Enable Growth Capital and they may be deemed to beneficially own the securities owned by such accounts, in that they may be deemed to have the power to direct the voting or disposition of those securities. The address is One Ferry Building, Suite 225, San Francisco, CA 94111.

(7)	Includes 3,844,560 shares held by Witches Rock Portfolio Ltd., 621,326 shares held by The Tudor BVI Global Portfolio Ltd., and 334,560 shares held by Tudor Proprietary Trading, L.L.C. Because Tudor Investment Corporation provides investment advisory services to The Tudor BVI Global Portfolio and Witches Rock Portfolio, Tudor Investment Corporation may be deemed to beneficially own the shares of common stock owned by each of these entities. Tudor Investment Corporation expressly disclaims such beneficial ownership. Because Mr. Jones is the controlling shareholder of Tudor Investment Corporation and the indirect controlling equity holder of Tudor Proprietary Trading, Mr. Jones may be deemed to beneficially own the shares of common stock deemed beneficially owned by Tudor Investment Corporation and Tudor Proprietary Trading. Mr. Jones expressly disclaims such beneficial ownership. Because Mr. Pallotta is the portfolio manager of Tudor Investment Corporation and Tudor Proprietary Trading responsible for investment decisions with respect to the shares of common stock, Mr. Pallotta may be deemed to beneficially own the shares of common stock deemed beneficially owned by Tudor Investment Corporation and Tudor Proprietary Trading. Mr. Pallotta expressly disclaims such beneficial ownership. The address of Messrs. Jones and Pallotta and Tudor Investment Corporation is 1275 King Street, Greenwich, CT 06831, and the address of Witches Rock Portfolio is c/o CITCO, Kaya Flamboyan 9, P.O. Box 4774, Curacao, Netherlands Antilles.

(8)	Includes 2,000,000 shares and 1,000,000 warrants held by Heller Capital Investments and 1,000,000 shares and 500,000 warrants held by Ronald Heller. Ronald Heller is the Chief Investment Officer of Heller Capital Investments. The address is 700 E. Palisade Avenue, Englewood Cliffs, NJ 07632.

(9)	c/o International Fight League, 424 West 33rd Street, Suite 650, New York, NY 10001.

(10)	Includes 490,611 shares held by GSE, Inc., of which Mr. Shamus is the controlling stockholder.

(11)	Includes 125,000 shares of restricted stock.

DESCRIPTION OF CAPITAL STOCK

Authorized Capital Stock

We are authorized to issue 150,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of undesignated preferred stock, par value $0.01 per share.

Common Stock

As of October 8, 2007, there were 79,058,509 shares of common stock issued and outstanding.

The holders of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. The holders of common stock do not have cumulative voting rights. Therefore, holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors. Holders of common stock representing a majority of the voting power of the capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of stockholders. A vote by the holders of a majority of the outstanding shares of common stock is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to the certificate of incorporation.

Subject to any preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to share in all dividends that the board of directors, in its discretion, declares from legally available funds. In the event of our liquidation, dissolution or winding up, each outstanding share of common stock entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock. Holders of common stock have no pre-emptive or conversion rights, and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

The board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, any or all of which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of preferred stock. However, the effects might include restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock and delaying or preventing a change of our control without further action by the stockholders. No shares of preferred stock are issued and outstanding.

Options

As of October 8, 2007, we had options outstanding to purchase 3,098,586 shares of our common stock with a weighted-average exercise price of $3.96 per share. This amount consists of options to purchase 2,836,144 shares with a weighted-average exercise price of $.31 per share were issued under our 2006 Equity Incentive Plan and options to purchase 262,442 shares with a weighted-average exercise price of $37.22 per share were issued under our 1998 Equity Incentive Plan. Under the terms of the 2006 Equity Incentive Plan, we may issue incentive awards that may include the issuance of up to 5,000,000 shares of common stock.

Warrants

As of October 8, 2007, we had warrants outstanding to purchase 14,611,180 shares of our common stock, with a weighted-average exercise price of $1.01 per share.

Registration Rights

We entered into registration rights agreements with the selling securityholders identified in the section entitled “Selling Securityholders” under which we agreed to file this registration statement and to cause it to become effective on or before the deadline, or the effectiveness deadline, set forth in the registration rights agreement. If the registration statement is not effective on or before the effectiveness deadline, or if the registration statement ceases to remain continuously effective for more than an aggregate of 20 consecutive trading days or for more than an aggregate of 40 trading days in any 12-month period (which need not be consecutive), on the date on which the applicable trading day period is exceeded, we must pay to each selling stockholder 1.0% of the aggregate purchase price paid by the selling stockholder for the securities then held by the selling stockholder that were purchased in the August 2007 private placement. In addition, on each monthly anniversary date of the date on which the applicable trading day period is exceeded (if the registration statement is not then effective), we must pay to each selling stockholder 1.0% of the aggregate purchase price of the securities then held by such selling stockholder that were purchased in the August 2007 private placement. We must pay interest on such amounts not paid within seven days at the annual rate of 10%. The registration agreements also provide that the maximum payment by IFL to a selling stockholder shall not exceed:

•	in any 30-day period, an aggregate of 1.0% of the purchase price paid by the selling securityholders for IFL’s securities in the August 2006 private placement (plus interest, if applicable); and

•	10% of the purchase price paid by such selling securityholders for such securities.

Provisions of Our Certificate of Incorporation and Bylaws

Our certificate of incorporation and bylaws contain provisions that could make it more difficult for another person to acquire us. These provisions are intended to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that protecting our ability to negotiate with the proponent of an unfriendly or unsolicited takeover proposal outweighs the disadvantages of discouraging a takeover proposal because negotiation of a proposal could result in an improvement of its terms. These provisions:

•	authorize the issuance of “blank check” preferred stock that our board of directors could issue to increase the number of outstanding shares to discourage a takeover attempt;

•	provide that only the President, Chairman of the Board or the Board of Directors may call a special meeting of our stockholders and the only business to be conducted at any special meeting of stockholders shall be matters relating to the purposes stated in the applicable notice of meeting;

•	provide that the board of directors is expressly authorized to make, alter or repeal our bylaws;

•	provide that advance notice procedures set forth in our bylaws must be followed for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders.

Antitakeover Provisions of Delaware Law

Section 203 of the Delaware General Corporation Law provides that, subject to certain exceptions, an “interested stockholder” of a Delaware corporation shall not engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the date that such stockholder becomes an interested stockholder unless:

•	prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder,

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares), or

•	on or subsequent to such date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

With some exceptions, an interested stockholder includes any person and affiliates that own 15% or more of our outstanding voting stock.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an interested stockholder to effect various business combinations with us for a three-year period. We have not elected to be exempt from the restrictions imposed under Section 203. The provisions of Section 203 may encourage persons interested in acquiring us to negotiate in advance with our board of directors, since the stockholder approval requirement would be avoided if a majority of our directors then in office approves either the business combination or the transaction which results in any such person becoming an interested shareholder. These provisions also may have the effect of preventing changes in our management. These provisions could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company, and its address is 59 Maiden Lane, Plaza Level, New York, New York 10038.

LEGAL MATTERS

The validity of the shares of common stock offered by the selling securityholders will be passed upon for us by Lowenstein Sandler PC, New York, New York.

EXPERTS

The financial statements included in this prospectus and elsewhere in the registration statement have been audited by Rothstein, Kass & Company, P.C., independent registered public accountants, as indicated in their report with respect thereto, and are included herein reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act for the shares of common stock offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information in the registration statement or the exhibits filed with the registration statement. For further information about us and the common stock offered by this prospectus, we refer you to the registration statement and the exhibits filed with the registration statement. Statements in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and these statements are qualified in all respects by reference to the full text of that contract or other document filed as an exhibit to the registration statement. We are required to file periodic reports, proxy statements and other information with the SEC pursuant to the Exchange Act. You may read and copy this information at the Public Reference Room of the SEC, 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is http://www.sec.gov.

We intend to provide our stockholders with annual reports containing financial statements that have been audited by an independent registered public accounting firm, and to file with the SEC quarterly reports containing unaudited financial data for the first three quarters of each year.

The audited financial statements and related notes contained in pages F-2 through and including F-18 reflect the fiscal year ended December 31, 2006. The notes to these financial statements have not been updated. The information in those notes, however, may be superseded in some cases by the notes to the unaudited interim financial statements for the six months ended June 30, 2007, contained in pages F-19 through and including F-29. Therefore, all of the foregoing financial statements and related notes should be read together.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
International Fight League, Inc.

We have audited the accompanying consolidated balance sheets of International Fight League, Inc. and Subsidiary (collectively, the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders’ and members’ equity (deficit), and cash flows for the year ended December 31, 2006 and for the period March 29, 2005 (date of inception) to December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of International Fight League, Inc. and Subsidiary as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the year ended December 31, 2006 and for the period March 29, 2005 (date of inception) to December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/  Rothstein, Kass & Company, P.C.
Roseland, New Jersey

February 27, 2007

INTERNATIONAL FIGHT LEAGUE, INC.
and Subsidiary (formerly International Fight League, LLC)

CONSOLIDATED BALANCE SHEETS

	December 31,
	2006	2005

ASSETS
Current assets:
Cash and cash equivalents	$16,623,159	$1,136,960
Accounts receivable, net	108,104	—
Merchandise inventory	25,843	—
Prepaid expenses	245,316	—

Total current assets	17,002,422	1,136,960
Property and equipment, net	303,869	—
Other assets	121,346	10,267

Total assets	$17,427,637	$1,147,227

LIABILITIES AND STOCKHOLDERS’ AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$1,036,444	$—
Accrued commission on private placement	1,645,400	—
Accrued expenses and other current liabilities	1,110,341	13,430
Investor advances	—	1,175,000

Total current liabilities	3,792,185	1,188,430

Stockholders’ and members’ equity (deficit):
Common stock, $0.01 par value per share; 75,000,000 shares authorized; 53,500,448 shares issued and outstanding	535,004	—
Members’ equity	—	1,800
Additional paid-in capital	23,996,851	—
Subscriptions receivable	(1,250,000)	—
Accumulated deficit	(9,646,403)	(43,003)

Total stockholders’ and members’ equity (deficit)	13,635,452	(41,203)

Total liabilities and stockholders’ and members’ equity (deficit)	$17,427,637	$1,147,227

The accompanying notes are an integral part of the consolidated financial statements.

INTERNATIONAL FIGHT LEAGUE, INC.
and Subsidiary (formerly International Fight League, LLC)

CONSOLIDATED STATEMENTS OF OPERATIONS

		For the Period
		March 29, 2005
	For the Year Ended	(Date of Inception) to
	December 31,	December 31,
	2006	2005

Revenues
Live and televised events:
Advertising — sponsorships	$273,080	$—
Advertising — other	1,000	—
Live events — box office receipts	671,665	—
Television rights	1,375,000	—
Branded merchandise	44,315	—

Total revenues	2,365,060	—

Costs of revenues
Live and televised events:
Advertising — sponsorships	165,180	—
Live events — advertising	972,616	—
Live events — other costs	5,314,580	—
Distribution fees	1,375,000	—
Branded merchandise	21,390	—

Total costs of revenues	7,848,766	—

Selling, general and administrative expenses	3,858,790	43,003

Stock-based compensation expense	48,410	—

Operating loss	(9,390,906)	(43,003)

Other income (expenses):
Dividend expense	(153,404)	—
Interest expense	(90,647)	—
Interest income	31,557	—

Other income (expenses), net	(212,494)	—

Net loss	$(9,603,400)	$(43,003)

Net loss per common share — basic and diluted	$(0.49)	—

Weighted average number of common shares outstanding — basic and diluted	19,691,088	—

The accompanying notes are an integral part of the consolidated financial statements.

INTERNATIONAL FIGHT LEAGUE, INC.
and Subsidiary (formerly International Fight League, LLC)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ AND MEMBERS EQUITY (DEFICIT)
For the Period March 29, 2005 (date of inception) to December 31, 2006

						Additional			Total
	Members’	Common Stock		Series A Preferred Stock		Paid-in	Subscription	Accumulated	Stockholders’
	Equity	Shares	Par Value	Shares	Par Value	Capital	Receivable	Deficit	Equity (Deficit)

Members’ contributions	$1,800	—	$—	—	$—	$—	$—	$—	$1,800
Net loss	—	—	—	—	—	—	—	(43,003)	(43,003)

Balance at December 31, 2005	$1,800	—	—	—	—	—	—	(43,003)	(41,203)
Merger of International Fight League, LLC into the Company*	(1,800)	18,582,722	185,827	—	—	(184,027)	—	—	—
Issuance of Series A preferred stock	—	—	—	11,222,218	1,122	2,523,878	—	—	2,525,000
Issuance of Series A preferred stock as payment of accruing dividends	—	—	—	681,788	68	153,336	—	—	153,404
Conversion of Series A preferred stock to common stock*	—	12,289,379	122,894	(11,904,006)	(1,190)	(121,704)	—	—	—
Reverse acquisition transaction	—	1,624,847	16,248	—	—	(1,223,494)	—	—	(1,207,246)
Exchange of indebtedness for common stock	—	1,627,500	16,275	—	—	634,725	—	—	651,000
Issuance of common stock in private placement	—	19,376,000	193,760	—	—	22,165,727	(1,250,000)	—	21,109,487
Stock-based compensation expense	—	—	—	—	—	48,410	—	—	48,410
Net loss	—	—	—	—	—	—	—	(9,603,400)	(9,603,400)

Balance at December 31, 2006	$—	53,500,448	$535,004	$—	$—	$23,996,851	$(1,250,000)	$(9,646,403)	$13,635,452

*	Conversion shares have been retroactively restated to reflect the number of shares received in the business combination.

The accompanying notes are an integral part of the consolidated financial statements.

INTERNATIONAL FIGHT LEAGUE, INC.
and Subsidiary (formerly International Fight League, LLC)

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the Period
		March 29, 2005
	For the Year Ended	(Date of Inception) to
	December 31,	December 31,
	2006	2005

Cash flows from operating activities:
Net loss	$(9,603,400)	$(43,003)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	29,600	—
Stock-based compensation expense	48,410	—
Issuance of Series A preferred stock in lieu of payment of accrued dividends	153,404	—
Allowance for uncollectible accounts	80,000	—
Changes in operating assets and liabilities:
Accounts receivable, net	(188,104)	—
Merchandise inventory	(25,843)	—
Prepaid expenses	(245,316)	—
Other assets	10,267	(10,267)
Accounts payable	687,641	—
Accrued expenses and other current liabilities	863,210	13,430

Net cash used in operating activities	(8,190,131)	(39,840)

Cash flows from investing activities:
Cash acquired in merger	145	—
Payment of security deposits	(121,346)	—
Purchase of property and equipment	(333,469)	—

Net cash used in investing activities	(454,670)	—

Cash flows from financing activities:
Members’ contributions	—	1,800
Issuance of Series A preferred stock	1,350,000	—
Issuance of common stock in private placement	22,970,000	—
Proceeds of related party loan	4,850,000	—
Repayment of related party loan	(5,039,000)	—
Investor advances	—	1,175,000

Net cash provided by financing activities	24,131,000	1,176,800

Net increase in cash and cash equivalents	15,486,199	1,136,960
Cash and cash equivalents at beginning of period	1,136,960	—

Cash and cash equivalents at end of period	$16,623,159	$1,136,960

Supplemental disclosures of cash flow information:
Cash paid during the period for interest	$90,647	$—

Cash paid during the period for taxes	$500	$—

Supplemental schedule of non-cash investing and financing activities:
Net liabilities acquired in acquisition	$1,207,246	$—

Exchange of indebtedness for common stock	$651,000	$—

Accrued commission on private placement	$1,645,400	$—

The accompanying notes are an integral part of the consolidated financial statements.

INTERNATIONAL FIGHT LEAGUE, INC.
and Subsidiary (formerly International Fight League, LLC)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 —	BASIS OF PRESENTATION AND BUSINESS DESCRIPTION

Nature of Operations

Prior to November 29, 2006, we were known as Paligent Inc., a Delaware corporation (“Paligent”). On November 29, 2006, we acquired International Fight League, Inc., a privately held Delaware corporation (“Old IFL”), pursuant to an agreement and plan of merger, dated as of August 25, 2006, as amended (the “Merger Agreement”), by and among us, IFL Corp., a Delaware corporation and our wholly owned subsidiary (“Merger Sub”), and Old IFL, providing for the merger of Merger Sub and Old IFL, with Old IFL being the surviving corporation and becoming our wholly owned subsidiary (the “Merger”). Immediately following the Merger, we changed our name to International Fight League, Inc. (“IFL” or collectively, the “Company”), and Old IFL changed its name to IFL Corp. and continued to operate Old IFL’s business of organizing and promoting a mixed martial arts sports league (see Note 3).

The accompanying consolidated financial statements represent the accounts of IFL, a professional mixed martial arts (“MMA”) sports league. IFL is an integrated media and entertainment company, engaged in the development, production and marketing of live mixed martial arts events with the intent to package television and pay-per-view programming and eventually the license and sale of branded consumer products featuring the IFL, its teams and personalities.

Old IFL’s predecessor, International Fight League, LLC (the “LLC”), was organized on March 29, 2005 as a New Jersey Limited Liability Company. On January 11, 2006, the LLC merged into Old IFL, whereupon the existence of the LLC ceased, and at which time members of the LLC contributed 100% of their membership interests to Old IFL in exchange for 18 million shares of Old IFL’s $0.0001 par value common stock. The transaction has been accounted for as a merger of entities under common control, similar to a pooling of interests, in which Old IFL was the surviving entity.

NOTE 2 —	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

On November 29, 2006, as part of the Merger, Paligent issued 30,872,101 shares of its common stock to the former stockholders of Old IFL in exchange for all of the issued and outstanding shares of common stock of Old IFL (including shares of Old IFL preferred stock which were converted to Old IFL common stock immediately prior to the Merger) in a transaction accounted for as a reverse acquisition of a “shell company.”. Old IFL was deemed to be the acquirer for accounting purposes, and Paligent was deemed to be the legal acquirer (see Note 3).

The consolidated financial statements include the accounts of Old IFL from March 29, 2005 (date of inception) to December 31, 2005 and for the year ended December 31, 2006. The consolidated financial statements also include the accounts of IFL from November 29, 2006 (the effective date of the Merger) to December 31, 2006, plus the cash acquired and liabilities assumed for accounting purposes from Paligent at the time of the Merger. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INTERNATIONAL FIGHT LEAGUE, INC.
and Subsidiary (formerly International Fight League, LLC)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Property and Equipment

Property and equipment is stated at historical cost less accumulated depreciation and amortization. Depreciation and amortization is computed on a straight-line basis over the estimated useful lives of the assets, varying from 3 to 5 years or, when applicable, over the life of the lease, whichever is shorter.

Long-Lived Assets

The Company complies with the accounting and reporting requirements of Statement of Financial Accounting Standards No. (“FAS”) 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” The Company periodically evaluates the carrying value of long-lived assets when events and circumstances warrant such a review. Long-lived assets will be written-down if the evaluation determines that the fair value is less than the book amount.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all short-term investments purchased with an original maturity of three months or less at the date of acquisition to be cash equivalents.

Accounts Receivable and Allowance for doubtful Accounts

Accounts receivable relates principally to sponsorship agreements. The Company evaluates the collectibility of accounts receivable and establishes allowances for the amount of receivables that are estimated to be uncollectible. Allowances are based on the length of time receivables are outstanding and the financial condition of individual customers. As of December 31, 2006 and 2005, the Company maintained an allowance for doubtful accounts of $80,000 and $0, respectively, the provision for which is included in selling, general and administrative expenses.

Merchandise Inventory

Merchandise inventory consists of merchandise sold on a direct sales basis, which are not sold through wholesale distributors and retailers. Substantially all merchandise inventory consists of finished goods. Inventory is stated at the lower of cost (first-in, first-out basis) or market. The valuation of merchandise inventory requires management to make estimates assessing the quantities and the prices at which the inventory can be sold.

Income Taxes

For the year ended December 31, 2006, the Company complied with FAS 109, “Accounting for Income Taxes,” which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred income tax assets to the amount expected to be realized.

For the period March 29, 2005 (date of inception) to ended December 31, 2005, the LLC was treated as a partnership for federal and state income tax purposes and, accordingly, did not record a provision for income taxes because the individual members reported their share of the LLC’s income or loss on their personal income tax returns.

INTERNATIONAL FIGHT LEAGUE, INC.
and Subsidiary (formerly International Fight League, LLC)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Revenue Recognition

In accordance with the provisions of the SEC’s Staff Accounting Bulletin No. (“SAB”) 101, “Revenue Recognition”, as amended by SAB 104, revenues are generally recognized when products are shipped or as services are performed. However, due to the nature of the Company’s business, there are additional steps in the revenue recognition process, as described below:

•	Sponsorships: The Company follows the guidance of Emerging Issues Task Force Issue 00-21, “Revenue Arrangements with Multiple Deliverables,” and assigns the total of sponsorship revenues to the various elements contained within a sponsorship package based on their relative fair values.

•	Licensing: Licensing revenues are recognized upon receipt of notice by the individual licensees as to license fees due. Licensing fees received in advance will be deferred and recognized as income when earned.

Stock-Based Compensation

Accounting for stock options issued to employees follows the provisions of FAS 123(R), “Share-Based Payment” and the SEC’s SAB 107, “Valuation of Share-Based Payment Arrangements for Public Companies.” This statement requires an entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the reward.

The Company uses the Black-Scholes option pricing model to measure the fair value of options granted to employees.

Advertising Expense

In accordance with the provisions of Statement of Position No. 93-7, advertising costs are expensed as incurred, except for costs related to the development of a major commercial or media campaign which are expensed in the period in which the commercial or campaign is first presented.

Advertising expense for year ended December 31, 2006 and for the period from March 29, 2005 (date of inception) to December 31, 2005 was $972,616 and $0, respectively.

Earnings Per Share

The Company complies with the accounting and reporting requirements of FAS 128, “Earnings Per Share.” Basic earnings per share (“EPS”) excludes dilution and is computed by dividing income (loss) applicable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS is based upon the weighted average number of common shares outstanding during the period plus the additional weighted average common equivalent shares during the period. At December 31, 2006, the Company’s common stock equivalents include stock options and warrants exercisable for 2,189,311 and 653,987 shares of our common stock, respectively. These common stock equivalents are not included in the diluted EPS calculations because the effect of their inclusion would be anti-dilutive or would decrease the loss per common share. At December 31, 2005, the Company was operating as a limited liability company and had no measurable operations.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities that qualify as financial instruments under FAS 107, “Disclosures about Fair Value of Financial Instruments,” approximate their carrying amounts as presented in the accompanying consolidated balance sheets at December 31, 2006 and 2005.

INTERNATIONAL FIGHT LEAGUE, INC.
and Subsidiary (formerly International Fight League, LLC)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Recent Accounting Pronouncements

In February 2007, the FASB issued FAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” FAS 159 permits entities to choose to measure many financial instruments and certain other items, at fair value. FAS 159 applies to reporting periods beginning after November 15, 2007. The Company is currently evaluating the effect, if any, that the adoption of FAS 159 will have on the Company’s consolidated financial statements.

In September 2006, the FASB issued FAS 157, “Fair Value Measurements.” FAS 157 provides a common definition of fair value and establishes a framework to make the measurement of fair value in generally accepted accounting principles more consistent and comparable. FAS 157 also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings. FAS 157 is effective on January 1, 2008, although early adoption is permitted. The Company is currently assessing the potential effect of FAS 157 on the consolidated financial statements.

In July 2006, the FASB issued FASB Interpretation No. (“FIN”) 48, “Accounting for Uncertainty in Income Taxes.” FIN 48 clarifies the accounting for income taxes by prescribing a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined in FIN 48 as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position the tax benefit to be recognized is measured as the largest amount of benefit that is estimated to be greater than fifty percent likely of being realized upon ultimate settlement. FIN 48 must be applied to all existing tax positions upon initial adoption. The cumulative effect of applying FIN 48 at adoption, if any, is to be reported as an adjustment to opening retained earnings for the adoption year. FIN 48 is effective on January 1, 2007. The Company currently anticipates that FIN 48 will have no potential effect on the consolidated financial statements since the Company has experienced losses from inception.

NOTE 3 —	BUSINESS COMBINATION

Effective August 25, 2006, Paligent entered into the Merger Agreement with Old IFL. The agreement provided for Paligent to issue 30,872,101 shares of common stock in exchange for 29,904,006 shares, or 100% of Old IFL’s outstanding shares. As part of the Merger, which was completed on November 29, 2006, in exchange for options to purchase 1,865,000 shares of Old IFL common stock, Paligent issued to the holders thereof options to purchase an aggregate of 1,925,376 shares of common stock under the 2006 Equity Incentive Plan having substantially the same terms and conditions as the Old IFL options. The Merger has been accounted for as a reverse acquisition under the purchase method of accounting for business combinations in accordance with accounting principles generally accepted in the United States of America.

The reverse acquisition, as described above, has been accounted for as a purchase business combination in which Old IFL was the accounting acquirer and Paligent was the legal acquirer. No goodwill has been recognized since Paligent was a “shell company.” Accordingly, the accompanying consolidated statements of operations includes the results of operations of IFL from November 29, 2006, the effective date of the Merger, through December 31, 2006.

Net liabilities of Paligent as of November 29, 2006 were as follows:

Cash	$145
Liabilities	(1,207,391)

$(1,207,246)

INTERNATIONAL FIGHT LEAGUE, INC.
and Subsidiary (formerly International Fight League, LLC)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following summarized unaudited consolidated pro forma information shows the results of operations of the Company had the reverse acquisition occurred on March 29, 2005 (date of inception):

	2006	2005	Cumulative

Total Revenues	$2,365,060	$—	$2,365,060
Net loss	$(9,603,400)	$(318,815)	$(9,922,215)
Net loss per common share, basic and diluted	$(0.11)	$(0.01)	$(0.12)

The summarized unaudited condensed consolidated pro forma results are not necessarily indicative of results which would have occurred if the acquisition had been in effect for the periods presented. Further, the summarized unaudited condensed consolidated pro forma results are not intended to be a projection of future results.

NOTE 4 —	RISKS AND UNCERTAINTIES

Financial instruments, which potentially subject the Company to concentrations of credit risk, are principally bank deposits and accounts receivable. Cash and cash equivalents are deposited with high credit quality financial institutions. The Company invests its excess cash in money market instruments. Cash and cash equivalents are, at times, maintained at financial institutions in amounts that exceed federally insured limits. The Company performs ongoing evaluations of its customers’ financial condition and monitors its exposure for credit losses and, where required, maintains allowances for anticipated losses.

NOTE 5 —	LIQUIDITY

Since inception, the Company has incurred losses and has an accumulated deficit of approximately $9.6 million at December 31, 2006. During 2006, the Company raised $2.5 million from the issuance of preferred stock (which was converted to common stock at the time of the Merger) and received $22.2 million in net proceeds from the sale of common stock in a private placement. At December 31, 2006, the Company’s cash balance was $16.6 million after utilizing $8.1 million to fund operations. Based upon management’s current forecast of future revenues and expenses, the Company believes its cash resources will be adequate to fund operations in 2007. If revenues from operations turn out to be insufficient to meet the Company’s projected capital needs in the longer term, the Company will likely be required to raise additional capital through equity or debt financings.

NOTE 6 —	PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	December 31,
	2006	2005

Computer equipment and software	$103,876	$—
Other equipment	208,333	—
Leasehold improvements	21,260	—

Total	333,469	—
Less: accumulated depreciation and amortization	(29,600)	—

Property and equipment, net	$303,869	$—

Depreciation expense was $29,600 and $0 for the year ended December 31, 2006 and for the period March 29, 2005 (date of inception) to December 31, 2005, respectively.

INTERNATIONAL FIGHT LEAGUE, INC.
and Subsidiary (formerly International Fight League, LLC)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 7 —	STOCKHOLDERS’ AND MEMBERS’ EQUITY (DEFICIT)

The consolidated statements of stockholders’ and members’ equity(deficit) have been retroactively restated to reflect the 1-for-20 reverse stock split that occurred immediately prior to the effective time of Merger and the number of shares received by the stockholders of Old IFL in the business combination (See Note 3).

The historical stockholders’ equity of Old IFL (the accounting acquirer) consisted of 18,000,000 shares (retroactively restated to 18,582,722 shares to reflect the number of shares received in the business combination) of $.0001 par value common stock issued to incorporators. During 2006, prior to the reverse acquisition, Old IFL issued 11,222,218 shares of Series A Convertible Redeemable Preferred Stock of Old IFL “Preferred Stock”) in connection with a private placement in exchange for $2,252,500. Immediately prior to the Merger, $153,404 of accrued dividends on Preferred Stock were converted into 681,788 additional shares of Preferred Stock at an exchange price of $0.225, which was equal to the price paid for the underlying Preferred Stock. All 11,004,006 shares of Preferred Stock were converted into shares of common stock of Old IFL on a 1:1 exchange. At the time of the Merger, shares of Old IFL common stock issued in exchange for Preferred Stock were then exchanged for 12,289,379 shares of Common Stock of the Company.

Immediately prior to the Merger, Paligent effected a 1-for-20 reverse stock split of Paligent’s common stock, such that the number of shares of common stock of IFL outstanding following the Merger would be approximately equal to the number of shares of common stock of Paligent outstanding prior to the Merger. Following the reverse stock split and the Merger, there were 32,496,948 shares of IFL common stock outstanding, of which the pre-Merger shareholders of Paligent owned approximately 5% and the pre-Merger shareholders of Old IFL owned approximately 95%.

In connection with and as required by the Merger Agreement, Paligent and Richard J. Kurtz, one of our then directors and the principal stockholder of Paligent prior to the Merger, entered into a contribution agreement, dated as of August 25, 2006 (the “Kurtz Contribution Agreement”), providing that, immediately following consummation of the Merger, Mr. Kurtz would contribute to IFL all or a portion of the amounts owed to him by Paligent pursuant to the promissory note issued to him by Paligent, but not less than $651,000, in exchange for shares of common stock of the Company. Upon the Merger, Mr. Kurtz, elected to contribute only the minimum amount of $651,000, and in exchange, Mr. Kurtz received 1,627,500 shares of common stock of IFL.

As of December 22, 2006, the Company entered into Securities Purchase Agreements (the “Securities Purchase Agreements”), among the Company and the purchasers named therein (the “Purchasers”). The Securities Purchase Agreements provide for the sale by the Company to the Purchasers of a total of 19,376,000 shares of common stock, par value $0.01 (the “Shares”), at a price of $1.25 per share for gross proceeds of $24,220,000. The transactions contemplated by the Securities Purchase Agreements closed on December 28, 2006 (the “Closing Date”). In connection with the private placement, the Company incurred expenses, which included, without limitation, commissions to the placement agent, legal and accounting fees, and other miscellaneous expenses, of approximately $2 million. In addition, the Company also has committed to issue five-year warrants to purchase 581,280 shares of the Company’s common stock, or 3% of the number sold in the private placement, to the placement agent as additional compensation for its services.

INTERNATIONAL FIGHT LEAGUE, INC.
and Subsidiary (formerly International Fight League, LLC)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 8 —	LEASE

In August 2006 the Company leased space for its principal office in New York City. This lease commenced on September 1, 2006 and expires on August 31, 2010. Rent expense initially is $13,394 per month (not including escalations) commencing on November 1, 2006 and is payable in advance. Future minimum rental payments are as follows:

2007	$161,000
2008	164,000
2009	169,000
2010	113,000

NOTE 9 —	RELATED PARTY TRANSACTIONS

Transactions with Entities Controlled by Our Chief Executive Officer

Prior to moving to its new principal office in New York City in October 2006, Old IFL utilized office space provided by a business venture controlled by the Company’s chief executive officer. No rent was charged to Old IFL under this arrangement, nor is there any obligation upon the Company or Old IFL to pay rent for its past use of such premises.

In addition, certain business transactions are transacted among the Company and two business ventures that are controlled by the Company’s chief executive officer. Typically, the Company reimburses these related companies for charges incurred and advances made on the Company’s behalf. Further, the Company purchases certain goods and services from these related companies. As of December 31, 2006, approximately $166,000 is owed to these related companies, of which $119,000 is included in accounts payable and $47,000 is included in accrued expenses, relating to transactions aggregating $442,000 for the year ended December 31, 2006. During 2005, there were no comparable transactions.

Loans from Directors, Officers, Stockholders and Affiliated Parties

On August 1, 2006, the Company executed a promissory note with Richard J. Kurtz pursuant to which the Company had received, at various times during the year ended December 31, 2006, loan proceeds aggregating $4,850,000. The loans bore interest at 8% per annum and were repaid in their entirety, together with interest of $88,931, on December 28, 2006. As a result of our December 2006 private placement, the Company was required to and did repay all of its outstanding indebtedness plus accrued interest owed to Mr. Kurtz using approximately $5.2 million of the net proceeds from the private placement.

On October 8, 2003, Paligent entered into a promissory note with Mr. Kurtz under which the Company received loans to meet its operating costs. The loan was evidenced by a promissory note that the Company issued to Mr. Kurtz. The loan bears interest at 8% per annum, and after its first anniversary, the outstanding loan amount was payable on demand. As of the Merger, the aggregate balance of principal and interest due under the promissory note was $920,000, consisting of $840,000 in principal and $80,000 of accrued interest. In connection with and as required by the Merger Agreement, Paligent and Mr. Kurtz entered into a contribution agreement, dated as of August 25, 2006, providing that, immediately following consummation of the Merger, Mr. Kurtz would contribute to IFL all or a portion of the amounts owed to him by Paligent pursuant to the promissory note issued to him by Paligent, but not less than $651,000, in exchange for shares of common stock of the Company. Upon the Merger, Mr. Kurtz, elected to contribute only the minimum amount of $651,000, and in exchange, Mr. Kurtz received 1,627,500 shares of common stock of IFL at the conversion rate of $0.40 per share. Immediately following the debt conversion, the balance of principal and

INTERNATIONAL FIGHT LEAGUE, INC.
and Subsidiary (formerly International Fight League, LLC)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

interest owed to Mr. Kurtz under his promissory note with Paligent was $269,000, which was repaid in its entirety on December 28, 2006.

Securities Transactions with Old IFL

On June 16, 2005, Mr. Kurtz advanced $25,000 to Old IFL to help defray start-up costs. In January 2006, in connection with Old IFL’s private placement of its Series A preferred stock, Mr. Kurtz converted his earlier $25,000 advance to IFL into 111,111 shares of Old IFL Series A Preferred Stock at aconversion price of $0.225 per share. On April 26, 2006, Mr. Kurtz invested an additional $1,000,000 and received 4,444,444 shares of Old IFL Series A preferred stock at a purchase price of $0.225 per share. At the time of the Merger, Mr. Kurtz owned 4,555,555 shares of Old IFL preferred stock, which together with accrued dividends of $49,513 thereon, were converted into 4,775,610 shares of Old IFL common stock immediately prior to the Merger at a conversion price of $0.225 per share. These shares of Old IFL common stock subsequently were converted into 4,930,213 shares of IFL common stock in the Merger.

On January 11, 2006, pursuant to a merger agreement between the LLC and Old IFL, Gareb Shamus, Kurt Otto and Keith Otto, who were all of the members of the LLC, exchanged their respective member interests in the LLC for 7,200,000, 9,000,000 and 1,800,000 shares, respectively, of Old IFL common stock. As a result of the Merger, those shares of Old IFL common stock were converted into 7,433,089, 9,291,361, and 1,858,272 shares of IFL common stock, respectively.

In January 2006, in connection with Old IFL’s private placement of its Series A preferred stock, GSE, Inc., and entity controlled by our Chief Executive Officer, purchased 444,444 shares of Old IFL Series A Preferred Stock at a price of $0.225 per share. Immediately prior to the Merger, these shares of Old IFL Series A Preferred Stock, together with accrued dividends of $6,926 thereon, were converted into 475,226 shares of Old IFL common stock at a conversion price of $0.225 per share. These shares of Old IFL common stock subsequently were converted into 490,611 shares of IFL common stock in the Merger.

Lease Guaranty

In connection with Old IFL’s lease of our New York City headquarters in August 2006, our Chief Executive Officer executed an unconditional and irrevocable guaranty of Old IFL’s obligations under the lease. This lease commenced on September 1, 2006 and expires on August 31, 2010. Rent expense initially is $13,394 per month (not including escalations) commencing on November 1, 2006 and payable in advance. Future minimum rental payments are as follows:

2006	$34,000
2007	163,000
2008	164,000
2009	169,000
2010	113,000

NOTE 10 —	COMMITMENTS AND CONTINGENCIES

The Company routinely enters into employment arrangements with management and staff providing for differing severance arrangements. In addition, as of December 31, 2006, the Company has assumed the terms of an employment arrangement with one of its executive officers.

INTERNATIONAL FIGHT LEAGUE, INC.
and Subsidiary (formerly International Fight League, LLC)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 11 —	TELEVISION RIGHTS AGREEMENT

On various dates during the year ended December 31, 2006, the Company entered into agreements with National Sports Programming, owner and operator of Fox Sports Net Sports Programming Service (“FSN”) regarding IFL’s series of team mixed martial arts matches held during the year ended

December 31, 2006. The agreements grant FSN certain rights to the telecasts and, in return, FSN agrees to broadcast the series under specified conditions.

The agreements with FSN provide that there shall be no payment of any distribution fees by the Company to FSN. The Company treats the arrangements as barter transactions in accordance with FAS 153 “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29.” For the year ended December 31, 2006, the Company recognized $1,375,000 of television rights revenue and corresponding charges to costs of revenues.

NOTE 12 —	INCOME TAXES

No current federal or state income tax provision has been provided for in the accompanying consolidated financial statements as the Company has incurred losses since its inception.

At December 31, 2006, the Company has federal net operating loss (“NOL”) carry forwards for income tax purposes of approximately $109 million. These NOL carry forwards expire through 2026 but are limited due to section 382 of the IRS code (“382 Limitation”) which states that the amount of taxable income of any new loss corporation for any year after a greater than 50% change in control has occurred shall not exceed certain prescribed limitations. As a result of the Merger approximately $99 million of the NOL carry forwards are subject to the 382 Limitation which limits the utilization of those NOL carry forwards to approximately $208,000 per year. The remaining federal NOL carry forwards are fully utilizable by the Company to offset future taxable income.

At December 31, 2006, the Company has state NOL carry forwards for income tax purposes of approximately $77 million which will expire beginning in the year 2007 through 2021. Pursuant to the applicable state income tax regulations, the state NOL carry forwards cannot exceed the amounts allowable for federal income tax purposes and are thus limited to the utilization amounts in the preceding paragraph.

The components of the Company’s net deferred tax assets were approximately as follows at December 31, 2006:

NOL carry forwards	$5,687,000
Allowance for doubtful accounts and other timing differences	54,000

Total	5,741,000
Valuation allowance	(5,741,000)

Total net deferred tax assets	$—

The Company has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets. Based on the Company’s history of losses, management concluded that it is more likely than not that the Company will not realize the benefit of the deferred tax assets. Accordingly, a full valuation allowance has been provided for the deferred tax assets.

NOTE 13 —	STOCK OPTION PLAN

During the year ended December 31, 2006, the Company adopted the new 2006 Equity Incentive Plan (the “Plan”), which permits the grant of share options and other forms of share-based awards to its employees and service providers for up to 5 , 000,000 shares of the Company’s common stock. Option awards generally

INTERNATIONAL FIGHT LEAGUE, INC.
and Subsidiary (formerly International Fight League, LLC)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

vest based on 3 years of continuous service and have 10-year contractual terms. Certain option and share awards provide for accelerated vesting if there is a change in control (as defined in the plan). As part of the Merger (see Note 3), in exchange for options to purchase 1,865,000 shares of Old IFL common stock, we issued to the holders thereof options to purchase an aggregate of 1,925,376 shares of our common stock under our 2006 Equity Incentive Plan which has substantially the same terms and conditions as the Old IFL options.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model that used the assumptions noted in the following table. Expected volatilities are estimated based on the volatility of other entities in similar businesses. The expected term of options granted to employees is 3 years and is derived from the option agreement and represents the vesting period, since there is no employment history to consider. The expected term of options granted to non-employees is 2 to 5 years and is derived from the agreements with the parties. The risk-free rate for the expected term of the options is based on the U.S. Treasury yield curve in effect at the time of grant.

December 31,
2006

Expected volatility	33%
Expected dividends	0
Expected term (in years)	2-5
Risk-free rate	4.7%

A summary of option activity under the Plan for the year ended December 31, 2006 is presented below:

			Weighted
		Weighted	Average
		Average	Remaining
		Exercise	Contractual
Options	Shares	Price	Term

Outstanding at January 1, 2006	—	—
Granted	1,865,000	$0.20
Exchange adjustment	60,376

Outstanding at December 31, 2006	1,925,376	$0.20	9.4
Exercisable at December 31, 2006	185,827	$0.06

In connection with grants of options issued under the Plan, compensation costs of $48,410 and $0 were charged against operations for the year ended December 31, 2006 and for the period ended March 29, 2005 (date of inception) to December 31, 2005, respectively.

NOTE 14 —	SUBSEQUENT EVENTS

On January 2, 2007, the Company entered into a lease for additional office premises in Las Vegas, Nevada. The new lease commenced on January 1, 2007 and expires on December 31, 2007. Rent expense is $5,394 per month, payable in advance. Future minimum rental payments are $65,000.

On January 15, 2007, International Fight League, Inc. (“IFL”) , entered into a letter of intent (the “Letter of Intent”) with Fox Cable Networks, Inc. (“Fox”) and MyNetworkTV, Inc. (“MNTV” and, together with Fox, the “Fox Entities”), which set forth certain terms and conditions under which the Fox Entities and IFL propose to create, promote and distribute IFL MMA content through a three-tier television and new media programming alliance.

IFL and the Fox Entities have commenced negotiation of definitive agreements in respect of the transactions contemplated by the Letter of Intent, including without limitation a telecast rights agreement,

INTERNATIONAL FIGHT LEAGUE, INC.
and Subsidiary (formerly International Fight League, LLC)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

broadcast rights agreement, warrant agreement, master services agreement and limited liability company operating agreement (the “Definitive Agreements”). The Definitive Agreements are to contain certain provisions consistent with the terms proposed in the Letter of Intent.

The parties’ obligation to negotiate the Definitive Agreements will terminate if the Definitive Agreements are not executed by April 5, 2007, which date has been extended from March 15, 2007 by mutual agreement of the parties, or if the parties mutually agree to terminate negotiations earlier. None of the parties is obligated to consummate the transactions contemplated by the Letter of Intent, except pursuant to the Definitive Agreements.

The Letter of Intent also calls for Fox and IFL to establish a joint venture to own, manage and distribute IFL related digital media rights including online/Internet, broadband and mobile/wireless.

Key terms of the proposed Definitive Agreements are as follows:

Fox Sports Net, Inc. (“FSN”) Distribution Agreement

•	The initial term of the agreement would extend for three years commencing January 1, 2007 (the “FSN Initial Term”). Thereafter, Fox would retain two consecutive, unilateral three-year options to extend the FSN Initial Term.

•	FSN would retain exclusive distribution rights to all IFL regular season, playoff and championship events (the “Scheduled Events”) each year of the term, which would consist of no fewer than 22 one-hour late night event programs (the “Programs”), produced by IFL, beginning in the second quarter of 2007.

•	FSN would retain an exclusive right of first refusal to acquire exclusive distribution rights for all other MMA events controlled or created by IFL, and a right to match any third party offer in connection with one grand prix event per year.

•	FSN would retain exclusive U.S. distribution rights for all IFL related video-on-demand and to one pay-per-view event per year.

•	In the event IFL decides to offer international distribution rights, Fox would have an exclusive right of first refusal for the Latin American and Middle Eastern markets which would not include any over-the-air rights.

•	FSN would have the exclusive right to produce all IFL related ancillary programming, with limited ancillary programming rights reserved by IFL.

•	FSN would use its commercially reasonable efforts to clear a telecast of each Program in a minimum of 50 million homes.

•	During the FSN Initial Term, IFL would be responsible for all production costs of each Program.

•	IFL would also be allocated a limited amount of advertising time on FSN during each Program.

MyNetworkTV (“MNTV”) Distribution Agreement

•	The initial term of the agreement would extend for one year commencing upon the first 2007 IFL event telecast (the “MNTV Initial Term”). Thereafter, Fox would retain two consecutive, unilateral one-year options to extend the MNTV Initial Term.

•	MNTV would have exclusive over-the-air television distribution rights within the United States to the Scheduled Events and would order 22 programs.

INTERNATIONAL FIGHT LEAGUE, INC.
and Subsidiary (formerly International Fight League, LLC)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	During the MNTV Initial Term, MNTV would pay IFL $50,000 for the initial telecast and $20,000 for the second telecast of such program, with the amounts increasing in subsequent terms.

•	IFL would also be allocated a limited amount of advertising time on MNTV during each telecast.

Digital Media Rights Joint Venture and Equity

•	Fox and IFL will form a joint venture to manage the digital media rights to all IFL content in perpetuity.

•	Fox would acquire 4,800,000 shares of IFL common stock, par value $.01 per share (the “Common Stock”), and a five-year warrant to purchase 1,500,000 shares of Common Stock at an exercise price of $1.25 per share.

•	Fox and/or an affiliate would pay IFL $6,000,000 in cash upon closing of the transactions described in this annual report.

•	IFL would grant Fox demand and piggyback resale registration rights with respect to the shares of Common Stock, including those issuable upon exercise of the warrants.

Although the parties intend to work towards the negotiation and execution of the Definitive Agreements, there is no assurance that the parties will be able to agree on and enter into the Definitive Agreements.

NOTE 15 —	SELECTED QUARTERLY INFORMATION (UNAUDITED)

	2006 Quarter Ended
	March 31	June 30	September 30	December 31

Total Revenues	$—	$737,794	$487,830	$1,139,436
Total Costs of revenues	$—	$1,991,382	$2,287,138	$3,570,246
Operating loss	$(574,772)	$(1,773,907)	$(3,083,636)	$(3,958,591)
Net loss	$(590,699)	$(1,807,826)	$(3,143,111)	$(4,061,764)
Net loss per common share — basic and diluted	$(0.04)	$(0.10)	$(0.17)	$(0.16)

Unaudited quarterly information for 2005 has been omitted as it has been deemed not material or comparable.

FINANCIAL INFORMATION FOR CONDENSED FINANCIAL STATEMENTS

Certain information and footnote disclosures required under generally accepted accounting principles have been condensed or omitted from the following consolidated financial statements pursuant to the rules and regulations of the Securities and Exchange Commission. International Fight League, Inc. (the “registrant”, the “Company”, “IFL”, “we”, “us”, or “our”) believes that the disclosures are adequate to assure that the information presented is not misleading in any material respect. The following condensed consolidated financial statements should be read in conjunction with the year-end consolidated financial statements and notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2006.

The results of operations for the interim periods presented herein are not necessarily indicative of the results to be expected for the entire fiscal year, or any other period.

INTERNATIONAL FIGHT LEAGUE, INC.
and Subsidiary (formerly International Fight League, LLC)

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2007	2006
	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$2,526,465	$16,623,159
Accounts receivable, net of allowance for doubtful accounts	230,623	108,104
Merchandise inventory	96,979	25,843
Prepaid expenses	186,933	245,316

Total current assets	3,041,000	17,002,422
Property and equipment, net of accumulated depreciation and amortization	324,074	303,869
Other assets	113,295	121,346

Total assets	$3,478,369	$17,427,637

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,915,184	$1,036,444
Accrued commission on private placement	—	1,645,400
Accrued expenses and other current liabilities	692,915	1,110,341

Total current liabilities	2,608,099	3,792,185

Commitments
Stockholders’ equity:
Common stock, $0.01 par value per share; 150,000,000 shares authorized; 53,549,614 and 53,500,448 shares issued and outstanding at June 30, 2007 and December 31, 2006, respectively	535,496	535,004
Additional paid-in capital	23,820,185	23,996,851
Subscriptions receivable	—	(1,250,000)
Accumulated deficit	(23,485,411)	(9,646,403)

Total stockholders’ equity	870,270	13,635,452

Total liabilities and stockholders’ equity	$3,478,369	$17,427,637

The accompanying notes are an integral part of the condensed consolidated financial statements.

INTERNATIONAL FIGHT LEAGUE, INC.
and Subsidiary (formerly International Fight League, LLC)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
	(Unaudited)

Revenues:
Live and television events:
Advertising — sponsorships	$74,178	$234,310	$141,224	$234,310
Live events — box office receipts	891,721	127,142	1,405,563	127,142
Television rights	1,672,500	375,000	2,632,500	375,000
Branded merchandise	34,831	1,342	54,302	1,342

Total revenues	2,673,230	737,794	4,233,589	737,794

Costs of revenues:
Live and televised events:
Advertising — sponsorships	22,274	102,280	55,308	102,280
Live events costs	6,402,754	1,513,422	12,001,730	1,513,422
Distribution fees	1,000,555	375,000	1,750,556	375,000
Branded merchandise	16,682	680	24,425	680

Total costs of revenues	7,442,265	1,991,382	13,832,019	1,991,382

Selling, general and administrative expenses	2,164,012	504,773	4,442,946	1,069,963

Stock-based compensation expense	14,469	15,546	29,677	25,128

Operating loss	(6,947,516)	(1,773,907)	(14,071,053)	(2,348,679)

Other income (expense):
Dividend expense	—	(45,167)	—	(72,617)
Interest expense	(928)	—	(2,094)	—
Interest income	71,644	11,248	234,139	22,771

Total other income (expense)	70,716	(33,919)	232,045	(49,846)

Net loss	$(6,876,800)	$(1,807,826)	$(13,839,008)	$(2,398,525)

Net loss per common share — basic and diluted	$(0.13)	$(0.10)	$(0.26)	$(0.14)

Weighted average number of common shares outstanding — basic and diluted	53,543,351	18,582,722	53,522,018	17,556,052

The accompanying notes are an integral part of the condensed consolidated financial statements.

INTERNATIONAL FIGHT LEAGUE, INC.
and Subsidiary (formerly International Fight League, LLC)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended
	June 30,	June 30,
	2007	2006
	(Unaudited)

Cash flows from operating activities:
Net loss	$(13,839,008)	$(2,398,525)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	53,838	4,991
Stock-based compensation expense	29,677	25,128
Changes in operating assets and liabilities:
Accounts receivable	(122,519)	(203,459)
Merchandise inventory	(71,136)	—
Prepaid expenses	58,383	(8,581)
Accounts payable	878,740	391,125
Accrued expenses and other current liabilities	(627,628)	185,579

Net cash used in operating activities	(13,639,653)	(1,903,742)

Cash flows from investing activities:
Payment (repayment) of security deposits	8,051	(2,500)
Purchase of property and equipment	(74,043)	(41,190)

Net cash used in investing activities	(65,992)	(43,690)

Cash flows from financing activities:
Receipt of subscription receivable	1,250,000	—
Issuance of common stock from exercise of stock options	4,351	—
Issuance of Series A preferred stock	—	2,525,000
Payment of accrued commission on private placement	(1,645,400)	—
Conversion of investor advances to Series A preferred stock	—	(1,175,000)

Net cash (used in) provided by financing activities	(391,049)	1,350,000

Net decrease in cash and cash equivalents	(14,096,694)	(597,432)
Cash and cash equivalents at beginning of period	16,623,159	1,136,960

Cash and cash equivalents at end of period	$2,526,465	$539,528

The accompanying notes are an integral part of the condensed consolidated financial statements.

INTERNATIONAL FIGHT LEAGUE, INC.
and Subsidiary (formerly International Fight League, LLC)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

NOTE 1 —	BASIS OF PRESENTATION AND CONSOLIDATION AND BUSINESS DESCRIPTION

Prior to November 29, 2006, we were known as Paligent Inc., a Delaware corporation (“Paligent”). On November 29, 2006, we acquired International Fight League, Inc., a privately held Delaware corporation (“Old IFL”), pursuant to an agreement and plan of merger, dated as of August 25, 2006, as amended (the “Merger Agreement”), by and among us, IFL Corp., a Delaware corporation and our wholly owned subsidiary (“Merger Sub”), and Old IFL, providing for the merger of Merger Sub and Old IFL, with Old IFL being the surviving corporation and becoming our wholly owned subsidiary (the “Merger”). Immediately following the Merger, we changed our name to International Fight League, Inc. (“IFL” or collectively, the “Company”), and Old IFL changed its name to IFL Corp. and continued to operate Old IFL’s business of organizing and promoting a mixed martial arts (“MMA”) sports league.

The accompanying unaudited condensed consolidated financial statements represent the accounts of IFL and IFL Corp. All intercompany accounts and transactions have been eliminated in consolidation. These unaudited condensed consolidated financial statements reflect all adjustments (consisting of normal recurring accruals) that are considered necessary for a fair presentation of consolidated financial position and results of operations as of and for the periods presented. We are required to make estimates and assumptions that affect the amounts reported in the unaudited financial statements and footnotes. Estimates and assumptions are periodically reviewed and the effects of any material revisions are reflected in the period that they are determined to be necessary.

We organize, host and promote a significantly greater number of live and televised MMA sporting events during the first half of our fiscal year than during the second half of our fiscal year. Since we generally incur most of our costs in connection with such events, our expenses generally increase during the first half of our fiscal year and decline in the second half. This seasonality is likely to cause fluctuations in our financial results. Therefore, the results of operations for the periods presented are not necessarily indicative of the results of operations for the full year and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2006 in our Annual Report on Form 10-K.

NOTE 2 —	LIQUIDITY

Since inception, the Company has incurred losses and has an accumulated deficit of $23.5 million at June 30, 2007. During 2006, the Company raised $2.5 million from the issuance of preferred stock (which was converted to common stock at the time of the Merger) and received $22.2 million in net proceeds from the sale of common stock in a private placement. At June 30, 2007, the Company’s cash balance was $2.5 million. In August 2007, the Company completed another private placement from which the Company received $11.7 million in net proceeds (see Note 11 — Subsequent Event).

Based upon management’s current forecast of future revenues and expenses, the Company believes its cash resources will likely be sufficient to fund operations into the second quarter of 2008. This assumes that the Company’s live event expenses continue to decrease as a result of the Company’s increased production efficiencies and that the Company realizes additional cash from the following: (i) the distribution of IFL mixed martial arts content via DVD, electronic sell through and similar media pursuant to our letter of intent with Warner Home Video; (ii) the distribution of programming internationally pursuant to our exclusive relationship with Alfred Haber Distribution, Inc.; (iii) the continuation of television rights consistent with terms contemplated by the Letter of Intent with the Fox Entities (see Note 8); and (iv) an increase in sponsorship and licensing revenue. The Company is also evaluating the profitability of other revenue sources, such as franchise or team sales, digital rights and pay-per-view broadcasts. If the Company can successfully generate revenue from additional sources, the Company’s cash resources could last beyond the second quarter of 2008. There can be no assurance, however, that the Company will generate sufficient cash from any of such sources

INTERNATIONAL FIGHT LEAGUE, INC.
and Subsidiary (formerly International Fight League, LLC)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

or continue to realize decreases in its live event expenses. If the Company is not able to generate sufficient cash from operations or if the Company is unable to secure sufficient debt or equity financing for operations, the Company will experience a cash shortage, the effect of which could result in the discontinuance of operations. If additional funds are raised by issuing equity securities, further dilution to existing stockholders will result and future investors may be granted rights superior to those of existing stockholders.

NOTE 3 —	LOSS PER SHARE

The Company complies with the accounting and reporting requirements of Statement of Financial Accounting Standards No. (“FAS”) 128, “Earnings Per Share.” Basic earnings per share (“EPS”) excludes dilution and is computed by dividing income (loss) applicable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS is based upon the weighted average number of common shares outstanding during the period plus the additional weighted average common equivalent shares during the period. Common equivalent shares result from the assumed exercises of outstanding stock options and warrants, the proceeds of which are then assumed to have been used to repurchase outstanding shares of common stock (the “treasury stock method”). Common equivalent shares are not included in the per share calculations where the effect of their inclusion would be anti-dilutive. Inherently, stock options and warrants are deemed to be anti-dilutive when the average market price of the common stock during the period exceeds the exercise price of the stock options or warrants.

At June 30, 2007, the Company’s common stock equivalents include stock options outstanding for 2,088,031 shares of our common stock and warrants exercisable for 1,288,987 shares of our common stock. These common stock equivalents are not included in the diluted EPS calculations because the effect of their inclusion would be anti-dilutive or would decrease the loss per common share.

NOTE 4 —	INCOME TAXES

On January 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FAS 109” (“FIN 48”). As of January 1 and June 30, 2007, there were no unrecognized tax benefits. FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties at January 1, 2007. There was not change to this balance at June 30, 2007. Management is currently unaware of any issues under review that could result in significant payments, accruals or material deviations from its position. The adoption of the provisions of FIN 48 did not have a material impact on the Company’s financial position, results of operations and cash flows.

NOTE 5 —	RELATED PARTY TRANSACTIONS

Transactions with Entities Controlled by Our Chief Executive Officer

Certain business transactions are transacted among the Company and two business ventures that are controlled by the Company’s Chief Executive Officer. Typically, the Company reimburses these related companies for charges incurred and advances made on the Company’s behalf. Further, the Company purchases certain goods and services from these related companies. As of June 30, 2007, approximately $58,000 was owed to these related companies, which is included in accounts payable, relating to transactions aggregating $230,000 and $580,000 for the three and six months ended June 30, 2007 and $123,000 and $162,000 for the three and six months ended June 30, 2006. As of December 31, 2006, approximately $166,000 was owed to

INTERNATIONAL FIGHT LEAGUE, INC.
and Subsidiary (formerly International Fight League, LLC)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

these related companies, of which $119,000 is included in accounts payable and $47,000 is included in accrued expenses.

Lease and Other Guaranty Arrangements

In connection with Old IFL’s lease of our New York City headquarters in August 2006, our Chief Executive Officer executed an unconditional and irrevocable guaranty of Old IFL’s obligations under the lease. This lease commenced on September 1, 2006 and expires on August 31, 2010. Rent expense initially is $13,394 per month (not including escalations) commencing on November 1, 2006 and payable in advance. In addition, our Chief Executive Officer has, on occasion, provided personal guarantees relating to performance bonds required by certain state athletic commissions.

On March 29, 2007, the Company’s Board of Directors passed a resolution authorizing the Company to enter into an indemnification agreement with our Chief Executive Officer relating to these personal guarantees. On March 30, 2007, the Company executed an indemnity agreement with our Chief Executive Officer.

NOTE 6 —	STOCK OPTION PLAN

Accounting for stock options issued to employees follows the provisions of FAS 123(R), “Share-Based Payment” and the SEC’s SAB 107, “Valuation of Share-Based Payment Arrangements for Public Companies.” This statement requires an entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award.

The Company uses the Black-Scholes option pricing model to measure the fair value of options granted to employees.

During the year ended December 31, 2006, the Company adopted the new 2006 Equity Incentive Plan (the “Plan”), which permits the grant of share options and other forms of share-based awards to its employees, directors and service providers for up to 5,000,000 shares of the Company’s common stock. Option awards generally vest based on 3 years of continuous service and have 10-year contractual terms. Certain option and share awards provide for accelerated vesting if there is a change in control (as defined in the Plan). As part of the Merger (see Note 1), in exchange for options to purchase 1,865,000 shares of Old IFL common stock, we issued to the holders thereof options to purchase an aggregate of 1,925,376 shares of our common stock under the Plan which has substantially the same terms and conditions as the Old IFL options.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model that used the assumptions noted in the following table. Expected volatilities are estimated based on the volatility of other entities in similar businesses. The expected term of options granted to employees is 3 years and is derived from the option agreement and represents the vesting period, since there is no employment history to consider. The expected term of options granted to non-employees is 2 to 5 years and is derived from the agreements with the parties. The risk-free rate for the expected term of the options is based on the U.S. Treasury yield curve in effect at the time of grant.

June 30,
2007

Expected volatility	33%
Expected dividends	0
Expected term (in years)	2-5
Risk-free rate	4.7%

INTERNATIONAL FIGHT LEAGUE, INC.
and Subsidiary (formerly International Fight League, LLC)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A summary of option activity under the Plan for the six months ended June 30, 2007 is presented below:

		Weighted
		Average	Weighted Average
		Exercise	Remaining
Options	Shares	Price	Contractual Term

Outstanding at January 1, 2007	1,925,376	$0.20
Exercised on April 5, 2007	43,333	$0.06
Exercised on June 8, 2007	5,833	$0.30
Cancelled	(50,947)	$0.30

Outstanding at June 30, 2007	1,825,263	$0.16

Exercisable at June 30, 2007	482,847	$0.12	8.9 years

In connection with grants of options issued under the Plan, compensation costs of $14,469 and $29,677, respectively, were charged against operations for the three and six months ended June 30, 2007. For the three and six months ended June 30, 2006, respectively, compensation costs of $15,546 and $25,128 were charged against operations.

NOTE 7 —	COMMITMENTS

In April 2007 the Company entered into an agreement with one of its executive officers under which the Company is obligated to make special payments and provide benefits subsequent to the effective date of the executive’s resignation (see Note 9).

NOTE 8 —	TELEVISION RIGHTS AGREEMENTS

On various dates during the year ended December 31, 2006, the Company entered into agreements with National Sports Programming, owner and operator of Fox Sports Net (“FSN”) regarding IFL’s series of team mixed martial arts matches held during the year ended December 31, 2006. The agreements grant FSN certain rights to the telecasts and, in return, FSN agrees to broadcast the series under specified conditions.

The agreements with FSN provide that there shall be no payment of any distribution fees by the Company to FSN. The Company treats the arrangements as barter transactions in accordance with FAS 153 “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29.” Under the proposed terms of the Letter of Intent (as hereinafter defined), FSN would retain exclusive distribution rights to all IFL regular season, playoff and championship events. The provision of the Letter of Intent relating to FSN provides that there shall continue to be no payment of any distribution fee by IFL to FSN. For the three and six months periods ended June 30, 2007, the Company recognized $1,000,000 and $1,750,000 of television rights revenue and corresponding charges to costs of revenues relating to the telecast of events on FSN.

On January 15, 2007, the Company entered into a letter of intent (the “Letter of Intent”) with Fox Cable Networks, Inc. (“Fox”) and MyNetworkTV, Inc. (“MNTV” and, together with Fox, the “Fox Entities”), which set forth certain terms and conditions under which the Fox Entities and IFL propose to create, promote and distribute IFL MMA content through a three-tier television and new media programming alliance. The Letter of Intent contains provisions requiring good faith negotiation of definitive agreements and exclusive negotiation by the Company. These terms expired on May 31, 2007, and have not been extended beyond that date. Accordingly, the parties are no longer obligated to negotiate definitive documents, nor is the Company bound by the exclusive negotiation terms contained in the Letter of Intent.

The parties have also been operating under the terms of the Letter of Intent with respect to the telecasting of IFL events by FSN and MNTV and the Company intends to continue negotiating definitive documents with

INTERNATIONAL FIGHT LEAGUE, INC.
and Subsidiary (formerly International Fight League, LLC)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the Fox Entities for telecasting IFL events. During the three and six month periods ended June 30, 2007, the Company recorded $683,000 and $883,000 of television rights revenue relating to the telecast of events on MNTV.

The Letter of Intent also contemplated Fox making an equity investment in IFL and Fox and IFL establishing a joint venture to own, manage and distribute IFL related digital media rights including online/Internet, broadband and mobile/wireless. IFL expects that discussions will continue on these proposed transactions in the future, however, no assurance can be given that a transaction will be consummated.

The Company has also entered into an agreement for exclusive international distribution of its television shows. Under the agreement, the Company is required to deliver certain programming and will receive 75% of the revenue received from distribution with a guaranteed minimum of $1 million. During the six months ended June 30, 2007, the Company received an advance payment of $200,000, which is reflected in other liabilities. The Company will first record revenue under the arrangement when it completes the delivery of the minimum required programming.

NOTE 9 —	ARRANGEMENTS WITH CERTAIN OFFICERS

On April 2, 2007, we entered into an agreement and general release (the “Original Agreement”), pursuant to which Salvatore A. Bucci, our Chief Financial Officer, Executive Vice President and Treasurer voluntarily resigned effective at the close of business on June 30, 2007 (the “Separation Date”). Mr. Bucci was to continue to serve as our Chief Financial Officer, Executive Vice President and Treasurer and as one of our directors through the Separation Date. As provided for under the Original Agreement we paid Mr. Bucci his regular gross salary plus benefits and reimbursed Mr. Bucci for out-of-pocket expenses incurred by him in connection with the performance of his duties and obligations. The Original Agreement had also required us to make a one-time payment of $40,000 to Mr. Bucci on June 29, 2007 and that we pay Mr. Bucci six monthly payments of $15,000 from July to December 2007.

On June 19, 2007, the Company and Mr. Bucci amended the Original Agreement by entering into an Amended and Restated Agreement and General Release (the “Amended Agreement”). Under the Amended Agreement, Mr. Bucci will continue in his positions of Chief Financial Officer, Executive Vice President and Treasurer of the Company through September 30, 2007, unless the Company requests Mr. Bucci to resign before that date. Mr. Bucci will be paid a salary of $20,000 per month from July 1 to September 30, 2007, regardless of whether Mr. Bucci’s resignation becomes effective prior to September 30, 2007. Further, in lieu of the one-time payment of $40,000 due to Mr. Bucci on June 29, 2007 and the six monthly payments of $15,000 that were payable from July to December 2007, Mr. Bucci was paid one special payment of $60,000 on June 29, 2007 and is to receive a second special payment of $70,000 on September 28, 2007. The Company also made a $10,000 payment directly to Mr. Bucci’s law firm for services rendered to Mr. Bucci in connection with these agreements. The remaining terms of the Original Agreement are substantially unchanged.

Mr. Bucci served as a director of the Company until the June 28, 2007 annual stockholders meeting, at which time he resigned from the board.

NOTE 10 —	RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued FAS 157, “Fair Value Measurements.” This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, expands disclosures about fair value measurements, and applies under other accounting pronouncements that require or permit fair value measurements. FAS 157 does not require any new fair value measurements. However, the FASB anticipates that for some entities, the application of FAS 157 will change current practice. FAS 157 is

INTERNATIONAL FIGHT LEAGUE, INC.
and Subsidiary (formerly International Fight League, LLC)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

effective for financial statements issued for fiscal years beginning after November 15, 2007, which for the Company would be its fiscal year beginning January 1, 2008. The Company is currently evaluating the impact of FAS 157 but does not expect that it will have a material impact on its condensed consolidated interim financial statements.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in the current year financial statements. The SAB requires registrants to quantify misstatements using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 does not change the guidance in SAB 99, “Materiality,” when evaluating the materiality of misstatements. SAB 108 is effective for fiscal years ending after November 15, 2006. Upon initial application, SAB 108 permits a one-time cumulative effect adjustment to beginning retained earnings. The Company is currently evaluating the potential impact, if any, that the adoption of SAB 108 will have on its condensed consolidated interim financial statements.

In February 2007, the FASB issued FAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” This Statement permits entities to choose to measure many financial instruments at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. FAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of FAS 159 on its condensed consolidated interim financial position and results of operations.

NOTE 11 —	SUBSEQUENT EVENT

On August 6, 2007, the Company completed a private offering for the sale of a total of 25,330,000 shares of common stock at a price of $0.50 per share for gross proceeds of $12,665,000 and issued five year warrants to acquire up to 12,665,000 shares of common stock at an exercise price $1.05 per share from which the Company received net proceeds of $11.7 million.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all expenses to be paid by the Registrant, other than estimated underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee.

SEC registration fee	$615
Printing and engraving	25,000
Legal fees and expenses	25,000
Accounting fees and expenses	5,000
Blue sky fees and expenses (including legal fees)	5,000
Transfer agent and registrar fees	0
Miscellaneous	500

Total	$61,115

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law (“DGCL”) grants IFL the power to indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director, officer, employee or agent of IFL, or is or was serving at the request of IFL as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of IFL, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, provided, however, no indemnification shall be made in connection with any proceeding brought by or in the right of IFL where the person involved is adjudged to be liable to IFL except to the extent approved by a court. Under Section 145, to the extent that one of our present or former directors or officers is successful on the merits or otherwise in defense of any of these actions, suits or proceedings, or in defense of any claim, issue or matter, the director or officer shall be indemnified against expenses (including attorneys’ fees) that the director or officer actually and reasonably incurs because of the action, suit or proceeding.

Under Section 145, advances for expenses may be made by agreement if the director or officer affirms in writing that he believes he has met the standards and will personally repay the expenses if it is determined such officer or director did not meet the standards. Under IFL’s certificate of incorporation, IFL will not indemnify any person who seeks indemnification in connection with a proceeding initiated by such officer or director unless the initiation was approved by the board of directors.

Article Eighth of IFL’s certificate of incorporation and Article VI of IFL’s bylaws provide that IFL shall, to the fullest extent permitted by law, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was, or has agreed to become, a director or officer of IFL, or is or was serving, or has agreed to serve, at the request of IFL, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise. Such indemnification may include the advancement of expenses to such indemnified person upon such person’s written undertaking to repay such advancement if it is ultimately determined that such person is not entitled to indemnification. The indemnification provided for in Article Eighth of IFL’s certificate of incorporation and Article VI of IFL’s bylaws are expressly not exclusive of any other rights to which those seeking indemnification may otherwise be entitled. Article Eighth of IFL’s certificate of incorporation permits the board of directors to authorize the grant of indemnification rights to other employees or agents of IFL or other persons serving IFL and such rights may be equivalent to, or greater or less than, those set forth in Article Eighth.

Section 145 of the DGCL provides that IFL shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of IFL, or is or was serving at the request of IFL as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against and incurred by such person in any such capacity or arising out of such person’s status as such. In accordance with these provisions, we maintain liability insurance for the benefit of our officers and directors.

Article Ninth of IFL’s certificate of incorporation eliminates a director’s personal liability for monetary damages to IFL and its stockholders for breaches of fiduciary duty as a director, except in circumstances involving a breach of a director’s duty of loyalty to IFL or its stockholders, acts or omissions not in good faith, intentional misconduct, knowing violations of the law, the unlawful payment of dividends, the unlawful repurchase or redemption of stock or an improper personal benefit.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.

During the last three years, we have issued unregistered securities to a limited number of persons, as described below.

Shares Issued in Connection with the Merger

On November 29, 2006, the stockholders of Old IFL surrendered all of the issued and outstanding shares of common stock of Old IFL and received an aggregate of 30,872,101 shares of our common stock. For each share of Old IFL common stock, the holder thereof received 1.032373 shares of our common stock. Our pre-Merger stockholders retained 1,624,847 shares of common stock following the reverse stock split and the Merger.

As part of the Merger, in exchange for options to purchase 1,865,000 shares of Old IFL common stock, we issued to the holders thereof options to purchase an aggregate of 1,925,376 shares of our common stock under the 2006 Equity Incentive Plan having substantially the same terms and conditions as the Old IFL options.

Shares Issued to Mr. Kurtz Upon Conversion of Indebtedness

Mr. Kurtz converted $651,000 of the amount of indebtedness outstanding under the promissory note previously issued to Mr. Kurtz by Paligent into 1,627,500 shares of our common stock immediately following the Merger at the rate of $0.40 per share.

December 2006 Private Placement

On December 28, 2006, we completed a private sale with a number of institutional and individual accredited investors for 19,376,000 shares of common stock at a price of $1.25 per share, for gross proceeds of $24,220,000.

On March 1, 2007, we issued a five year warrant to purchase up to 581,280 shares of our common stock at an exercise price of $1.25 per share. This warrant was issued to the placement agent of the December 2006 private placement for no cash as partial compensation for its services as placement agent.

None of the above transactions involved a public offering, and we believe that each transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) of the Securities Act and Rule 506 of Regulation D as promulgated by the SEC.

August 2007 Private Placement

On August 6, 2007, we completed a private sale with a number of institutional and individual accredited investors for 25,330,000 shares of common stock at a price of $.50 per share, for gross proceeds of

$12,665,000, and warrants to purchase up to 12,665,000 shares of our common stock with an exercise price of $1.05 per share and an expiration date of August 6, 2012.

In connection with this August 2007 private placement, we issued to the placement agent, as partial compensation for its services in connection with the August 2007 private placement, a five year warrant to purchase up to 729,900 shares of our common stock at an exercise price of $1.05 per share.

None of the above transactions involved a public offering, and we believe that each transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) of the Securities Act and Rule 506 of Regulation D as promulgated by the SEC.

Other Sales of Unregistered Securities

On June 1, 2007, we issued a warrant to purchase 160,000 shares of our common stock at an exercise price of $1.25 per share, with an expiration date of April 2, 2012, in a private placement exempt under Section 4(2) of the Securities Act of 1933. The warrant was issued in consideration of consulting services provided to the Company. No cash consideration was received by the Company and no underwriters were involved in this transaction.

Throughout the first eight months of 2007, we issued 100,785 shares of our common stock upon the exercise of stock options issued under our 2006 Equity Incentive Plan (the “Plan”). The total cash compensation received was $7,447 and was used for general corporate purposes. The Company has not yet registered shares issued under the Plan pursuant to the Securities Act, and therefore these transactions were completed as a private placement exempt under Section 4(2) of the Securities Act of 1933. No underwriters were involved in the transactions.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

See the index to exhibits, which is incorporated herein by reference.

ITEM 17.	UNDERTAKINGS.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933,

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement,

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions set forth in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 11, 2007.

INTERNATIONAL FIGHT LEAGUE, INC.

By:	/s/ Gareb Shamus
Gareb Shamus
Chairman of the Board of Directors and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Gareb Shamus and Michael C. Keefe, and each of them, as his true and lawful attorney-in-law and agent, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on October 11, 2007.

Signature	Title

/s/ Gareb Shamus Gareb Shamus	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer and Principal Financial and Accounting Officer)

/s/ Kurt Otto Kurt Otto	Vice Chairman of the Board of Directors and Commissioner

/s/ Jeffrey M. Jagid Jeffrey M. Jagid	Director

/s/ Kevin Waldman Kevin Waldman	Director

EXHIBIT INDEX

Exhibit Number	Description

2.1*	Agreement and Plan of Merger by and among Paligent Inc., IFL Corp., and International Fight League, Inc., dated as of August 25, 2006 (incorporated by reference to Annex A to the Registrant’s amended Schedule 14A filed on October 31, 2006).
3.1*	Amended and Restated Certificate of Incorporation of Paligent Inc. (f/k/a HeavenlyDoor.com, Inc.), filed with the Secretary of State of Delaware on June 26, 2000 (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-8 (Commission File No. 333-45168) filed on September 5, 2000).
3.2*	Certificate of Ownership and Merger of Paligent Inc. into HeavenlyDoor.com, Inc., filed with the Secretary of State of Delaware on December 28, 2000, to be effective as of December 31, 2000 (incorporated by reference to Exhibit 3.2 to the Registrant’s Form 10-K for the year ended December 31, 2000, filed on April 2, 2001).
3.3*	Certificate of Amendment to Certificate of Incorporation of Paligent Inc. filed with the Secretary of State of the State of Delaware on November 28, 2006, to be effective as of November 29, 2006 to effect the reverse stock split (incorporated by reference to Exhibit 3.3 to the Registrant’s Form 8-K filed on December 5, 2006).
3.4*	Certificate of Amendment to Certificate of Incorporation of Paligent Inc. filed with the Secretary of State of the State of Delaware on November 28, 2006, to be effective as of November 29, 2006 to change the Registrant’s name to “International Fight League, Inc.” (incorporated by reference to Exhibit 3.4 to the Registrant’s Form 8-K filed on December 5, 2006).
3.5*	Certificate of Amendment to the Registrant’s Amended and Restated Certificate of Incorporation, filed with the Secretary of State of Delaware on June 28, 2007 (incorporated by reference to Exhibit 3.1(ii) to the Registrant’s Form 10-Q for the quarter ended June 30, 2007 filed on August 14, 2007).
3.6*	Amended and restated by-laws of Registrant (incorporated by reference to Exhibit 3(ii) to the Registrant’s Form 8-K filed on May 22, 2007).
4.1*	Form of Warrant, dated August 6, 2007 (incorporated by reference to Exhibit 4.3 to the Registrant’s Form 8-K filed on August 9, 2007).
4.2*	Warrant, dated March 1, 2007 issued to placement agent (incorporated by reference to Exhibit 4.1 to Registrant’s Form 10-Q for the quarter ended March 31, 2007, filed on May 15, 2007).
4.3	Warrant, dated August 6, 2007, issued to placement agent.
4.4*	Warrant, dated June 1, 2007, issued to consultant to Registrant (incorporated by reference to Exhibit 4.1 to Registrant’s Form 10-Q for the quarter ended June 30, 2007, filed on August 14, 2007).
4.5*	Form of Coach’s Warrant (incorporated by reference to Exhibit 4.2 to Registrant’s Form 10-Q for the quarter ended June 30, 2007, filed on August 14, 2007).
5.1	Opinion of Lowenstein Sandler PC.
10.1*	1997 Unit Purchase Options (originally issued by Procept, Inc.) held by a Schedule of Holders (incorporated by reference to Exhibit 4.2 to the Registrant’s Form 8-K filed on March 31, 1999).
10.2*	1998 Equity Incentive Plan, as amended through June 30, 1999 (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 10-Q for the quarter ended June 30, 1999, filed on August 16, 1999).
10.3*	Promissory Note by and between Paligent, Inc. and Richard Kurtz dated October 8, 2003 (incorporated by reference to Exhibit 10.4 to the Registrant’s Form 8-K filed on December 5, 2006).
10.4*	Promissory Note by and between International Fight League, Inc. and Richard Kurtz dated August 1, 2006 (incorporated by reference to Exhibit 10.5 to the Registrant’s Form 8-K filed on December 5, 2006).
10.5*	2006 Equity Incentive Plan (incorporated by reference to Annex C to the Registrant’s amended Schedule 14A filed on October 31, 2006).

Exhibit Number	Description

10.6*	Agreement of Lease by and between 424 West 33rd Street LLC and International Fight League, Inc. dated as of September 1, 2006 (incorporated by reference to Exhibit 10.7 to the Registrant’s Form 8-K filed on December 5, 2006).
10.7*	Securities Purchase Agreement, dated August 6, 2007 between International Fight League, Inc. and the investors party thereto (incorporated by reference to Exhibit 4.1 to the Registrant’s Form 8-K filed on August 9, 2007).
10.8*	Registration Rights Agreement, dated August 6, 2007 between International Fight League, Inc. and the stockholders party thereto (incorporated by reference to Exhibit 4.2 to the Registrant’s Form 8-K filed on August 9, 2007).
10.9*†	Letter of Intent, dated January 15, 2007, between International Fight League, Inc., Fox Cable Networks, Inc. and MyNetworkTV, Inc. (incorporated by reference to Exhibit 10.10 to the Registrant’s Registration Statement on Form S-1 (Commission File No. 333-140636) filed on February 12, 2007).
10.10*	Letter agreement, dated March 21, 2007, between International Fight League, Inc. and Michael C. Keefe (incorporated by reference to Exhibit 10.11 to the Registrant’s Registration Statement on Form S-1 (Commission File No. 333-140636) filed on May 2, 2007).
10.11*	Letter agreement, dated September 21, 2007, between International Fight League, Inc. and Jay Larkin (incorporated by reference to Exhibit 10.1 to the Registrant’s Report on Form 8-K filed on September 27, 2007).
10.12*	Amended and Restated Agreement and General Release, dated June 19, 2007, between Salvatore A. Bucci and International Fight League, Inc. (incorporated by reference to Exhibit 99.1 to Registrant’s Form 8-K filed June 22, 2007).
10.13	Description of compensation arrangement for non-employee directors of Registrant.
14.1*	Code of Ethics for Chief Executive Officer and Financial Officers (filed as Exhibit 14.1 to the Registrant’s Registration Statement on Form S-1 (Commission File No. 333-140636) filed on May 23, 2007).
23.1	Consent of Rothstein, Kass & Company, P.C., Independent Registered Public Accounting Firm
23.2	Consent of Lowenstein Sandler PC (included in Exhibit 5.1).
24.1	Power of Attorney (see page II-5 of this registration statement).

*	Previously filed.

†	Confidential treatment has been granted for certain portions of this exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. The omitted portions of this agreement have been separately filed with the Commission.